UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended December 31, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from _____ to _____

Commission File Number: 001-39613

ARRAY TECHNOLOGIES, INC.
(Exact name of registrant as specified in its charter)

Delaware	**83-2747826**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3901 Midway Place NE	**Albuquerque**	**New Mexico**	**87109**
(Address of principal executive offices)			(Zip Code)

(Registrant's telephone number, including area code)   **(505) 881-7567**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, $0.001 par value	**ARRY**	**Nasdaq Global Market**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes ☒ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). ☒ Yes ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes ☒ No

The aggregate market value of the registrant's common stock held by non-affiliates computed based on the closing sales price of such stock on June 30, 2024 was approximately $1,373,224,440.

Number of Shares of common stock outstanding as of February 24, 2025, — 152,013,769.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement to be filed with the Securities and Exchange Commission ("SEC") subsequent to the date hereof pursuant to Regulation 14A in connection with the registrant's 2025 Annual Meeting of Stockholders, are incorporated by reference into Part III of this Annual Report on Form 10-K. We intend to file such proxy statement with the SEC not later than 120 days after the conclusion of the registrant's fiscal year ended December 31, 2024.

FORWARD-LOOKING STATEMENTS

This report contains forward-looking statements that are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, technology or product developments, financing and investment plans, dividend policy, competitive position, industry and regulatory environment, potential growth opportunities and the effects of competition. Forward-looking statements include statements that are not historical facts and can be identified by terms such as "anticipate," "believe," "could," "estimate," "expect," "anticipates," "intend," "may," "plan," "potential," "predict," "project," "seek," "should," "will," "would," "designed to" or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Given these uncertainties, you should not place undue reliance on forward-looking statements. Also, forward-looking statements represent our management's beliefs and assumptions only as of the date of this report. You should read this report with the understanding that our actual future results may be materially different from what we expect.

Important factors that could cause actual results to differ materially from our expectations include factors in the "Summary Risk Factors" and "Risk Factors" sections of this Annual Report on Form 10-K. Except as required by law, we assume no obligation to update these forward-looking statements, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.

Summary Risk Factors

Our business is subject to a number of risks that if realized could materially and adversely affect our business, financial conditions, results of operations, cash flows, and access to liquidity. These risks are discussed more fully in the "Risk Factors" section of this Annual Report on Form 10-K. Our principal risks include the following:

- if demand for solar energy projects does not grow or grows at a slower rate than we anticipate, our business will suffer;
- the viability and demand for solar energy are impacted by many factors outside of our control, including but not limited to, the retail price of electricity, availability of in-demand components like high voltage breakers, various policies related to the permitting and interconnection costs of solar plants, and the availability of incentives for solar energy and solar energy production systems, which makes it difficult to predict our future prospects;
- competitive pressures within our industry may harm our business, revenues, growth rates, and market share;
- we face competition from conventional and renewable energy sources;
- a loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations and cash flow;
- a drop in the price of electricity derived from the utility grid or from alternative energy sources may harm our business, financial condition, results of operations, and prospects;
- our results of operations fluctuate across fiscal periods, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations;
- any increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets, could make it difficult for customers to finance the cost of a solar energy system and could reduce the demand for our products;

- existing electric utility industry policies and regulations, and any subsequent changes or new related policies and regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems, which may significantly reduce demand for our products or harm our ability to compete;
- the interruption of the flow of materials from international vendors could disrupt our supply chain, including as a result of the imposition of new and/or additional duties, tariffs and other charges or restrictions on imports and exports;
- changes in the global trade environment, including the imposition of import tariffs or other import restrictions, could adversely affect the amount or timing of our revenues, results of operations or cash flows;
- geopolitical, macroeconomic and other market conditions unrelated to our operating performance including but not limited to a pandemic, the Ukraine-Russia war, attacks on shipping in the Red Sea, conflict in the Middle East and inflation and interest rates;
- we may not be able to convert our orders in backlog into revenue;
- the reduction, elimination or expiration, or our failure to optimize the benefits of government incentives for, or regulations mandating the use of, renewable energy and solar energy, particularly in relation to our competitors, could reduce demand for solar energy systems and harm our business;
- if we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed;
- delays in construction projects and any failure to manage our inventory could have a material adverse effect on us;
- significant changes in the cost of raw materials could adversely affect our financial performance;
- we are dependent on transportation and logistics providers to deliver our products in a cost-efficient manner. Disruptions to transportation and logistics, including increases in shipping costs, could adversely impact our financial condition and results of operations;
- defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may experience delays, disruptions or quality control problems in our product development operations;
- if we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to achieve our anticipated level of growth and our business could suffer;
- our continued planned expansion into new markets could subject us to additional business, financial, regulatory and competitive risks;
- cybersecurity or other data incidents, including unauthorized disclosure of personal or sensitive data or theft of confidential information could harm our business;
- we have experienced material weaknesses in our internal control over financial reporting in the past. If we fail to maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations;
- our substantial indebtedness could adversely affect our financial condition;
- we face risks related to actual or threatened public health epidemics, pandemics, outbreaks or crises, which could have a material and adverse effect on our business, results of operations and financial condition; and
- changes to laws and regulations, including changes to tax laws and regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects, including our ability to optimize those changes brought about by the passage of the Inflation Reduction Act or any repeal thereof.

TABLE OF CONTENTS

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PART I

Item 1. Business

Overview

We are a leading global provider of solar tracking technology to utility-scale and distributed generation customers, who construct, develop and operate solar PV sites. With solutions engineered to withstand the harshest weather conditions, ARRAY's high-quality solar trackers, software platforms and field services combine to maximize energy production and deliver value to our customers for the entire lifecycle of a project.

Our principal products are a portfolio of integrated solar tracking systems comprised of software and hardware that include, for example, components parts such as steel tubing, steel supports, drivelines, center structures, electric motors, motor controller assemblies, bearing assemblies, gearboxes and electronic controllers commonly referred to as a single-axis "tracker". Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers typically generate more energy and deliver a lower Levelized Cost of Energy ("LCOE") than projects that use "fixed tilt" mounting systems, which do not move. The vast majority of ground mounted solar systems in the U.S. use trackers.

Our flagship tracker uses a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints, which typically leads to lower assembly costs and lower ongoing operating and maintenance costs. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, some of our competitors' designs require one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent on a linked-row, rotating gear drive system does not expire until February 5, 2030.

With our acquisition of Soluciones Técnicas Integrales Norland, S.L.U., a Spanish private limited liability company, and its subsidiaries (collectively, "STI") in January 2022, we added a dual-row tracker design to our product portfolio. The Array STI H250 tracker uses one motor to drive two connected rows and is ideally suited for sites with irregular and highly angled boundaries or fragmented project areas. To offer a comprehensive set of solutions to the growing market, in September 2022, we also introduced a third tracker product, OmniTrack, which requires significantly less grading and civil works permitting prior to installation in addition to accommodating uneven terrain. This suite of products extends our target applications and ability to deliver the best utility-scale solar tracker solutions to the market.

Sales

Our Customers

We sell our products to engineering, procurement and construction firms ("EPCs"), developers, independent power producers, utilities, independent engineering firms, insurers and mechanical subcontractors that build solar energy projects and to large solar developers, independent power producers, and utilities, often under master supply agreements or multi-year procurement contracts. Although sales to a single customer may occasionally be greater than 10%, they generally represent multiple projects, each independently financed, for many different end customers who often directly influence or make the decision to use our solar tracking systems. In 2024, our sales to EPCs represented approximately 55% of our revenue.

During the year ended December 31, 2024, we derived 70% and 30% of our revenues from customers in the U.S. and the rest of the world, respectively. As of December 31, 2024, we had shipped more than 83 gigawatts of trackers to customers worldwide.

Our Products and Services

Our Tracker Systems

Large-scale solar energy projects are typically laid out in successive "rows" that form a "block." An array can have dozens of rows with more than 100 solar panels in each row. With a single-axis tracker system, motors and gears cause each row of solar panels to rotate along their north-south axis to continually align the row with the sun throughout the day. Different tracker manufacturers use different approaches to rotate the panels in a row. We have three tracker systems that, depending on the project site characteristics, offer customers a differentiated set of benefits.

DuraTrack® HZ v3

Our flagship product is the DuraTrack® HZ v3 tracker system, which we launched in May 2015. DuraTrack® HZ v3 is our third-generation single-axis tracker and includes unique patented features such as a patented single-bolt per module mounting system that reduces installation time, a passive wind load mitigation system and a low number of motors and controls per megawatt ('MW").

Array STI H250

The Array STI H250 is designed to deliver a favorable LCOE with a robust, dual-row tracker system. The design enables one motor to move up to 120 photovoltaic modules making this an efficient utility-scale solar tracking system ideally suited for sites with irregular boundaries, highly angled blocks, or fragmented project areas.

Array OmniTrack

The Array OmniTrack delivers all the benefits of our flagship product DuraTrack® — high reliability, durability and performance — with the added benefits of enhanced North/South terrain flexibility and minimized grading. OmniTrack's flexible design allows for installation on unlevel site terrain, accommodating a greater slope and requiring significantly less grading and civil works permitting, which reduces project costs and time to construct.

Array SkyLink

The Array SkyLink tracker system features a photovoltaic-powered control system that operates independently from the grid. This ensures that solar trackers can still stow during hail or snow accumulation, as detected by Array SmarTrack™ Automated Snow Response and Array SmarTrack™ Hail Alert Response. Additionally, its passive wind stow technology protects solar installations without relying on battery power in low temperatures. SkyLink's wireless technology cuts down wiring and eliminates the need for trenching, which reduces project costs and improves installation timelines for our customers.

Array SmarTrack™ Software

Array SmarTrack™ is our range of software and control-based products designed for utility-scale solar sites. Array SmarTrack™ Diffuse uses real-time weather data it continuously receives from an on-site global horizontal irradiance sensor, while Array SmarTrack™ Automated Hail Alert Response utilizes reliable weather data, in combination with unique algorithms, to identify the optimal position for a solar array in real time to increase its energy production and protect the solar investment from the unpredictability of hailstorms. Equipped with the SmarTrack™ controller, the system is designed to adapt to unique site terrain and weather conditions, improving project yield and reducing risks in extreme weather, while simplifying operations and maintenance ("O&M") practices. We are particularly excited about our patented severe weather response system that pulls in real time localized weather data and utilizes this data to determine the appropriate stow strategy. Weather events tend to happen concurrently, such as wind, rain, hail, etc., which makes it essential to determine the likelihood and strength of each of these relative to each other when determining our stow strategy.

Services

Array's Field Services and Customer Training programs are engineered to meet the unique needs of EPCs, utility-scale solar projects, O&M partners, and solar site developers. They unlock new levels of productivity with our bespoke service and training packages that include a variety of features that focus on optimizing installation practices. Additionally, they can help reduce operational downtime and increase productivity and quality in the field, resulting in effective and efficient solar site installation and operation.

Markets

Product Roadmap

Our products reflect the innovation focus and engineering capabilities of our people. Our global product roadmap is rooted in delivering value to the customer, differentiated products and services and creating new market offerings.

We have introduced several platforms of a tracker system, and each new version has delivered significant cost and performance improvements over the prior version. We continue to develop and innovate to further develop the next generation of tracker technology, which is focused on delivering value to our customers by improving performance, reliability, and cost of ownership. This is evident in our current tracker portfolio and will continue to be at the forefront of tracker design and development.

We continually introduce improvements and additional functionality to our Array SmarTrack^{TM} software, including unique positioning algorithms designed to maximize energy production from blocks that use bi-facial panels, pre-positioning instructions based on weather forecasts and enhanced site-specific adaptability, while making cybersecurity enhancements.

Sales and Marketing Strategy

Our sales and marketing strategy is to educate all influencers and stakeholders involved in building, owning and maintaining a solar energy project on the merits of our products generally and their low lifetime cost of ownership specifically. With the objective of making our products the preferred tracker systems globally, we educate customers and influencers through a combination of direct sales efforts; commissioning independent, third-party studies; hosting training seminars; and sponsoring industry conferences and events.

We take a "360-degree" approach to selling, working with developers, independent power producers, EPCs, utilities, independent engineering firms, insurers and mechanical subcontractors in each of the countries where we operate. In the United States ("U.S."), Europe, the Middle East and Africa ("EMEA"), Latin America and Australia our products are actively sold by employees in seven different countries.

Training and Customer Support

We offer our customers engineering expertise to design and deliver the optimal solution for each unique project, installation training services and dedicated project management to provide comprehensive technical support.

We offer a wide variety of training and support designed to ensure an efficient build process for our tracker system, including hands-on and video-supported instruction and documentation. We support all of our customers with design consulting throughout the sales process. Our technical support organization includes applications, geotechnical, and civil engineering expertise in each region where we operate. To support projects around the globe, we have resources available to work on solutions 24/7. We manage open issues via our customer relationship management system in order to monitor service, track closure of all customer issues and further improve our customer service in every region in which we sell our products.

Customer service and satisfaction are a key focus for us and contribute to our success. We have field service engineers located in geographies where we are active, to support our customers with the commissioning of large projects, introduction of new technologies and features, and on-the-job training for new installers.

Competition

Trackers are highly specialized products that are specific to the solar industry. The unique expertise required to design trackers, and customers' reluctance to try unproven products, have confined the number of firms that produce trackers to a relatively small group. Our principal tracker competitors include Nextracker Inc. ("Nextracker"), PV Hardware, and GameChange Solar. We also compete indirectly with manufacturers of fixed tilt mounting systems, including UNIRAC, Inc., and Terrasmart (formerly RBI Solar Inc.), a subsidiary of Gibraltar Industries, Inc. We compete based on product performance and features, total cost of ownership (usually measured by LCOE), reliability and duration of product warranty, sales and distribution capabilities, and training and customer support.

Resources

Manufacturing

In the U.S., we operate an approximately 57,900 square foot manufacturing facility in Albuquerque, New Mexico. Our manufacturing process is designed to meet four objectives: limit capital intensive and low value-added activities that can be outsourced to other companies; minimize labor content where possible; minimize the amount of assembly our customers will be required to do at the site; and minimize material movement both from vendors to us and inside our factory. With the acquisition of STI, we gained approximately 54,000 and 632,000 square feet of manufacturing and warehouse facilities in Spain and Brazil, respectively, where we manufacture and assemble component parts for local and international markets.

During 2024, we entered into a triple net lease for a new manufacturing and office facility located in Bernaillo County, New Mexico. The new facility that is mixed use and built for general purposes will be approximately 216,000 square feet when constructed, and the lease commences upon the earliest occurrence of several events, including the Lessor's completion of construction of the building, which is currently expected to occur in the fourth quarter of 2025.

We produce and/or assemble module clamps, center structures, and motor controller assemblies at our Albuquerque facility. We have entered outsourcing contracts for steel tubing, steel supports, drivelines, bearing assemblies, gearboxes, electric motors and electronic controllers that ship directly from our suppliers to job sites or designated warehouses. By using vendors, we are able to drop ship products directly to our customers' sites, which improves working capital turnover, quality and inventory management.

While we have historically maintained certain levels of supplies and inventories manufactured by outside vendors, we have the capability to manufacture internally some of these products at our principal manufacturing facility. Additionally, we have identified alternative vendors for contingency purposes, where we depend upon a small number of vendors to manufacture certain components used in our tracking systems.

We believe our Array Legacy Operations (as defined below) segment's status as a U.S.-based company with products manufactured in the U.S. reduces the potential impact of U.S. government tariffs placed on, or other U.S. government regulatory actions taken against, products manufactured in foreign countries and imported into the U.S.

Research and Development

We continually devote resources to research and development ("R&D") with the objective of developing innovative new products and services that enhance system performance, improve product reliability, reduce product cost and simplify installation. Our development strategy is to identify features that bring value to our customers and differentiate us from our competitors. We strive to address customer pain points and needs. We measure the effectiveness of our R&D using a number of metrics, beginning with a market requirements definition, which includes a program budget, financial payback, resource requirements, and time required to launch the new product, system, or service into the market. We employ a stringent engineering phase gate review process that ensures all R&D programs are meeting their stated objectives from inception to deployment.

We have a strong R&D team with significant experience in solar energy as well as expertise in mechanical engineering, software engineering, civil engineering, and systems/control engineering. As needed, we collaborate with academia, national laboratories and consultants, to further enhance our capabilities and confirm results independently.

Intellectual Property

The success of our business depends, in part, on our ability to maintain and protect our proprietary technologies, information, processes and know-how. We rely primarily on patent, trademark, copyright and trade secret laws in the U.S. and similar laws in other countries, confidentiality agreements and procedures and other contractual arrangements to protect our technology. As of December 31, 2024, we had 56 issued U.S. patents, 273 issued non-U.S. patents and 158 U.S. and non-U.S. patent applications pending. Similarly, we have 125 registered U.S. and foreign trademarks and 97 U.S. and foreign pending trademark applications. Our U.S. issued patents are scheduled to expire between 2030 and 2042.

We rely on trade secret protection and confidentiality agreements to safeguard our interests with respect to proprietary know-how that is not patentable and processes for which patents are difficult to enforce. We believe that many elements of our manufacturing processes involve proprietary know-how, technology or data that are not covered by patents or patent applications, including technical processes, test equipment designs, algorithms, and procedures.

Our R&D employees are subject to confidentiality and proprietary information agreements with us, to address intellectual property protection issues and to require our employees to assign all the inventions, designs, and technologies they develop during the course of employment with us, to Array. However, we might not have entered into such agreements with all applicable personnel, and such agreements might not be self-executing. Moreover, such individuals could breach the terms of such agreements.

We also require our customers and business partners to enter into confidentiality agreements before we disclose any sensitive aspects of our technology or business plans.

Government Contracts

None.

Seasonality

Project construction activity in North America and Europe tends to be lower in colder months. The installation of a solar tracker requires setting foundations in the ground which is more costly when the ground is frozen. Accordingly, we typically expect to see higher revenues in the second and third quarters when the weather is warmer in the northern hemisphere and lower revenues in the first and fourth quarters when the weather is colder absent other factors. While we expect this seasonality will continue to impact us in the near term as a large portion of our business is in North America and Europe, we expect to see less pronounced seasonal variations as we grow our business in Brazil and further expand into new markets in the southern hemisphere.

Historically, our revenue has been impacted by seasonality related to the Federal Investment Tax Credit ("ITC") step-downs for solar energy projects and seasonal construction activity, but with the passage of the Inflation Reduction Act ("IRA") in August 2022, the ITC was raised to 30%, with no step-downs before 2032. Accordingly, we do not anticipate the ITC rate to impact our seasonality during that timeframe.

Government Regulation

Environmental Laws and Regulations

We are subject to a variety of environmental, health and safety, and pollution-control laws and regulations in the jurisdictions in which we operate. We do not believe the costs of compliance with these laws and regulations will be material to the business or our operations. We use, handle, generate, store, discharge and dispose of hazardous substances, chemicals and wastes at some of our facilities in connection with our product development, testing and manufacturing activities. Any failure by us to control the use of, to remediate the presence of or to restrict adequately the discharge of such substances, chemicals or wastes could subject us to potentially significant liabilities, clean-up costs, monetary damages and fines or suspensions in our business operations. In addition, some of our facilities are located on properties with a history of use involving hazardous substances, chemicals and wastes and may be contaminated. Although we have not incurred, and do not currently anticipate, any material liabilities in connection with such contamination, we may be required to make expenditures for environmental remediation in the future.

Government Incentives

Federal, state, local and foreign government bodies provide incentives to owners, end users, distributors, system integrators and manufacturers of solar energy systems to promote solar electricity in the form of rebates, tax credits and other financial incentives. The range and duration of these incentives varies widely by jurisdiction. Our customers typically use our systems for grid-connected applications, wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended on the availability and size of government incentives supporting the use of renewable energy.

The IRA makes significant changes to the tax credit regime that applies to solar facilities. As a result of changes made by the IRA, U.S. taxpayers generally are entitled to a 30% ITC for projects placed in service after 2021, increased to 40% if certain "domestic content" requirements are satisfied, subject, in each case, to an 80% reduction to the credit amount if certain wage and apprenticeship requirements are not satisfied or deemed satisfied (either because the project has a net output of less than 1 megawatt or because construction begins before January 29, 2023. The IRS issued Notice 2023-38 in May of 2023 setting forth guidance on the domestic content bonus tax credits under the IRA. Uncertainties still exist under this guidance, such as how to obtain the direct labor and materials costs to compute the domestic content percentage and how to define manufactured product components associated with trackers. In May of 2024, the IRS issued Notice 2024-41 setting forth further guidance on the domestic content bonus tax credits, including a safe harbor method for calculating domestic content percentages. On January 16, 2025, the IRS released Notice 2025-08, modifying Notice 2023-38 and Notice 2024-41 as well as introducing an updated elective safe harbor method for use in lieu of provisions of the adjusted percentage rule provided in Notice 2023-38 for calculating the domestic content bonus credit amounts applicable for certain qualified facilities and energy projects.

As a result of changes made by the IRA, U.S. taxpayers will generally also be allowed to elect to receive a production tax credit ("PTC") in lieu of the ITC for qualified solar facilities the construction of which begins before January 1, 2025 and that are placed in service after 2021. The PTC is available for electricity produced and sold to unrelated persons in the ten years following a project's placement in service and is equal to an inflation-adjusted amount (currently 2.75 cents per kilowatt hour, assuming the prevailing wage requirements described above are satisfied or deemed satisfied, reduced by 80% if those requirements are not satisfied) for every kilowatt-hour of electricity produced by a facility. The available credit amount is increased by 10% if the domestic content requirements described above are satisfied.

In the case of projects placed in service after 2024, each of the ITC and PTC will be replaced by similar "technology neutral" tax credit incentives that mimic the ITC and PTC but also require that projects satisfy a "zero greenhouse gas emissions" standard in order to qualify for the credits (solar is considered an eligible technology and automatically qualifies). This new credit regime will continue to apply to projects that begin construction prior to the end of 2033 (and possibly later), at which point the credits will become subject to a phase-out schedule.

The IRA also enacted section 45X, which introduces a new advanced manufacturing production tax credit for manufacturing certain critical components for solar energy facilities, including torque tubes and structural fasteners. On October 24, 2024, U.S. Department of Treasury and the IRS issued final regulations on the section 45X manufacturing tax credit that largely adopted the statutory definitions of torque tubes and structural fasteners, which largely confirmed our previous understanding around the eligibility of our components. Beginning in late 2023 and continuing through 2024 and into 2025, we have successfully negotiated, and we continue to successfully negotiate, agreements with key suppliers around sharing the economic benefits of section 45X credits associated with the torque tube and structural fasteners. We continue to pursue additional agreements for splitting the economic benefits of section 45X credits with suppliers for parts we do not manufacture internally. In addition, during the second quarter of 2024, we concluded that certain parts manufactured by Array qualify for the section 45X advanced manufacturing production credits.

Human Capital

We believe our success depends on our ability to attract and retain outstanding employees at all levels of our business. As of December 31, 2024, we had 1,021 full-time employees, of which 45% are located in the U.S., while the other 55% are located throughout the world in Europe, Latin America, Africa, Australia, and Asia. We have not experienced any employment-related work stoppages, and we consider relations with our employees to be good.

We have a team-oriented culture, which we believe helps us to succeed and drive operational excellence. As a rapidly growing business, we rely on the success of our recruitment efforts to attract and retain technically skilled people who can support our ongoing innovation and expansion. We aim to be inclusive in our hiring practices focusing on the best talent for the role, welcoming all genders, nationalities, ethnicities, abilities and other dimensions of diversity. We drive high levels of performance and improvement by prioritizing training and development to ensure our team members are equipped with the knowledge, skills, and tools to succeed. We motivate and develop our employees by providing them with opportunities for advancement, and we invest in both on-the-job and online training and development tools because we believe our people are the ultimate drivers of our success. These initiatives include multiple compliance trainings as well as various leadership development courses. In addition, we support external development and verification programs as well as offer education reimbursement.

We aim to provide our employees with competitive salary and benefits that enable them to achieve a good quality of life and plan for the future. Our benefits differ according to local norms and market preferences but typically include all salary and social benefits required by local law (including retirement saving programs, paid vacation and sick leave) and many additional benefits that go beyond legal requirements in local markets.

We aim to hire individuals who share our passion, commitment and entrepreneurial spirit. We are also committed to diversity and inclusion because we believe that it leads to better outcomes for our business and enables us to better meet the needs of our customers. We recognize the importance of diversity in leadership roles within our company.

Available Information

Our website address is https://arraytechinc.com, and our investor relations website is located at https://ir.arraytechinc.com. Information on our website is not incorporated by reference herein. We will make available on our website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we electronically file such material with, or furnish it to, the U.S. Securities and Exchange Commission (the "SEC"). The SEC maintains an Internet site (http://www.sec.gov) containing reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.

Item 1A. Risk Factors

In evaluating the Company, you should consider carefully the risks and uncertainties described below, as well as the other information in this Annual Report on Form 10-K, including our consolidated financial statements and related notes appearing at the end of this Annual Report on Form 10-K. The occurrence of any of the following risks could harm our business, financial condition, results of operations and/or growth prospects or cause our actual results to differ materially from those contained in forward-looking statements we have made in this report and those we may make from time to time. The risks and uncertainties described below are not the only ones facing us. Other events that we do not currently anticipate or that we currently deem immaterial also may adversely affect our business, prospects, financial condition, results of operations, stockholders' equity, and cash flows.

Risks Related to Demand for our Products

If demand for solar energy projects does not continue to grow or grows at a slower rate than we anticipate, our business will suffer.

Our solution is utilized in large-scale ground-mounted solar energy projects. As a result, our future success depends on continued demand for solar energy solutions and the ability of solar equipment vendors to meet this demand. The solar industry is an evolving industry that has experienced substantial changes in recent years, and we cannot be certain that consumers and businesses will adopt solar energy as an alternative energy source at levels sufficient to grow our business. If demand for solar energy fails to develop sufficiently, demand for our products will decrease, which would have an adverse impact on our ability to increase our revenue and grow our business.

The viability and demand for solar energy and the demand for our products are impacted by many factors outside of our control, including but not limited to, the retail price of electricity, availability of in-demand components like high voltage breakers, various policies related to the permitting and interconnection costs of solar plants, and the availability of incentives for solar energy and products, which makes it difficult to predict our future prospects.

The viability and demand for solar energy, and in turn, our products, may be affected by many factors outside of our control. While we have been in existence since 1989, we have grown and expanded significantly. Our significant growth and expansion, combined with the rapidly evolving and competitive nature of our industry, makes it difficult to predict our future prospects. We have limited insight into emerging trends that may adversely affect our business, financial condition, results of operations and prospects. We have encountered and will continue to encounter risks and difficulties frequently experienced by growing companies in rapidly changing industries, including unpredictable and volatile revenues and increased expenses as we continue to grow our business. Some of the factors outside of our control which may impact the viability and demand for solar energy include:

- availability and scale and scope of government subsidies and incentives to support the development and deployment of solar energy solutions;

- levels of investment by end-users of solar energy products, which tend to decrease when economic growth slows;

- policies and backlog related to the permitting and interconnection costs of solar plants to which we supply our products;

- the emergence, continuance or success of, or increased government support for, other energy generation technologies and products;

- the cost and availability of raw materials necessary to produce solar energy, including steel and polysilicon, and in-demand components like high voltage breakers; and

- regional, national or global macroeconomic trends, which could affect the demand for new energy resources and customers' ability to finance new projects.

If we are not able to mitigate these risks and overcome these difficulties successfully, our business and prospects will be materially and adversely affected.

Competitive pressures within our industry may harm our business, result of operations, financial condition and prospects.

The solar tracker industry is globally fragmented and we face intense competition in nearly all of the markets in which we compete. This may result in price competition being greater than expected, which could adversely affect our revenue and margins.

Some of our competitors are developing or are currently manufacturing products based on different solar power technologies that may ultimately have costs similar to or lower than our projected costs. Any failure by us to adopt new or enhanced technologies or processes, or to react to changes in existing technologies, could result in product obsolescence, the loss of competitiveness of our products, decreased revenue and a loss of market share to competitors. In addition, some of our competitors have longer operating histories, lower costs of goods sold, lower operating costs, greater name and brand recognition in specific markets in which we compete or intend to sell our products, greater market shares, access to larger customer bases, greater resources and significantly greater economies of scale than we do. Additionally, new competitors may decide to enter our market as a result of, among other factors, lower barriers to entry and lower R&D costs in comparison with the average costs in R&D in other energy industries. We may also face adverse effects from increased competition in the solar EPC market by EPCs subjecting their subcontractors, such as us, to flow-down contractual clauses which provide that a subcontractor's obligations to an EPC are identical to the obligations the EPC has to the EPC's end customer. This may result in higher contractual risk to us, such as "pay if paid" clauses that require EPCs to pay us only when the end customer pays the EPC, higher liquidated damages amounts, increased contractual liabilities above 100% of the contract value and more limited force majeure clauses, among others. As the solar energy market continues to grow, EPCs are also expected to increasingly seek second sources for their suppliers. Any of these factors may materially and adversely affect our business, result of operations, financial condition and prospects.

We face competition from conventional and renewable energy sources.

We face significant competition from providers of conventional and renewable energy alternatives such as coal, nuclear, natural gas and wind. We compete with conventional energy sources primarily based on price, predictability of price and energy availability and the ease with which customers can use electricity generated by solar energy projects. If solar energy systems cannot offer a compelling value to customers based on these factors, then our business growth may be impaired.

Conventional energy sources generally have substantially greater financial, technical, operational, and other resources than solar energy sources, and as a result may be able to devote more resources to the research, development, promotion, and product sales or respond more quickly to evolving industry standards and changes in market conditions than solar energy systems. Conventional and other renewable energy sources may be better suited than solar for certain locations or customer requirements and may also offer other value-added products or services that could help them compete with solar energy sources. In addition, the source of a majority of conventional energy electricity is non-renewable, which may in certain markets allow them to sell electricity more cheaply than electricity generated by solar generation facilities. Non-renewable generation is typically available for dispatch at any time, as it is not dependent on the availability of intermittent resources such as sunlight.

A loss of one or more of our significant customers, their inability to perform under their contracts, or their default in payment, could harm our business and negatively impact revenue, results of operations, and cash flow.

We are dependent on a relatively small number of customers for our sales, and a small group of customers have historically accounted for a material portion of our revenue. The loss of any one of our significant customers, their inability to perform under their contracts, or their default in payment, could have a materially adverse effect on our revenues and profits. Further, our trade accounts receivable are from companies within the solar industry, and, as such, we are exposed to normal industry credit risks. For the near future, we may continue to derive a significant portion of our net sales from a small number of customers. Accordingly, loss of a significant customer or a significant reduction in pricing or order volume from a significant customer could materially reduce net sales and operating results in any reporting period.

A drop in the price of electricity sold may harm our business, financial condition, results of operations and prospects.

Decreases in the price of electricity, whether in organized electric markets or with contract counterparties, may negatively impact the owners of the solar energy projects or make the purchase of solar energy systems less economically attractive and would likely lower sales of our products. The price of electricity could decrease as a result of:

- construction of a significant number of new, lower-cost power generation plants, including plants utilizing natural gas, renewable energy or other generation technologies;

- relief of transmission constraints that enable distant, lower-cost generation to transmit energy less expensively or in greater quantities;

- reductions in the price of natural gas or other fuels;

- utility rate adjustment and customer class cost reallocation;

- decreased electricity demand, including from energy conservation technologies and public initiatives to reduce electricity consumption;

- development of smart-grid technologies that lower the peak energy requirements;

- development of new or lower-cost customer-sited energy storage technologies that have the ability to reduce a customer's average cost of electricity by shifting load to off-peak times; and

- development of new energy generation technologies that provide less expensive energy.

If the cost of electricity generated by solar energy installations incorporating our systems is high relative to the cost of electricity from other sources, then our business, financial condition and results of operations may be harmed.

Our results of operations may fluctuate across fiscal periods, which could make our future performance difficult to predict and could cause our results of operations for a particular period to fall below expectations, resulting in a decline in the price of our common stock.

Our quarterly results of operations are difficult to predict and fluctuate significantly. Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another for any reason may cause our results of operations for a particular period to fall below expectations.

We have experienced seasonal and quarterly fluctuations in the past as a result of seasonal fluctuations in our customers' business. Our end-users' ability to install solar energy systems is affected by weather, as for example during the winter months in Europe and the northeastern U.S. Such installation delays can impact the timing of orders for our products. Inclement weather may also affect our logistics and operations by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers' solar projects.

In addition, we have had customers experience project delays for reasons as varied as changes in government regulations, supply chain challenges, tax incentives and the interest rate environment. Any unexpected delay in a material project could materially adversely affect our financial performance in a fiscal period. Our financial performance, sales, working capital requirements and cash flow may fluctuate, and our past results of operations may not be good indicators of future performance. Any substantial decrease in revenues would have an adverse effect on our financial condition, results of operations, cash flows and stock price for any given period.

Any increase in interest rates, or a reduction in the availability of tax equity or project debt capital in the global financial markets could make it difficult for end customers to finance the cost of a solar energy system and could reduce the demand for our products.

Many end-users depend on financing to fund the initial capital expenditure required to construct a solar energy project. As a result, any increase in interest rates, or a reduction in the supply of project debt or tax equity financing, could reduce the number of solar projects that receive financing or otherwise make it difficult for our customers or their customers to secure the financing necessary to construct a solar energy project on favorable terms, or at all, and thus lower demand for our products which could limit our growth or reduce our net sales. In addition, we believe that a significant percentage of end-users construct solar energy projects as an investment, funding a significant portion of the initial capital expenditure with financing from third parties. Any increase in interest rates could lower an investor's return on investment on a solar energy project, increase equity requirements or make alternative investments more attractive relative to solar energy projects, and, in each case, could cause these end-users to seek alternative investments.

Risk Related to the Regulatory Environment

Existing electric utility industry policies and regulations, and any subsequent changes or new related policies and regulations, may present technical, regulatory and economic barriers to the purchase and use of solar energy systems that may significantly reduce or delay demand for our products or harm our ability to compete.

Federal, state, local and foreign government regulations and policies concerning the broader electric utility industry, as well as internal policies and regulations promulgated by electric utilities and organized electric markets with respect to fees, practices, and rate design, heavily influence the market for electricity generation products and services. These regulations and policies often affect electricity pricing and the interconnection of generation facilities, and can be subject to frequent modifications by governments, regulatory bodies, utilities and market operators. For example, changes in fee structures, electricity pricing structures, regional market rules and system permitting, interconnection and operating requirements can deter purchases of renewable energy products, including solar energy systems, by reducing anticipated revenues or increasing costs or regulatory burdens for would-be system purchasers. The resulting reductions in demand for solar energy systems could harm our business, prospects, financial condition and results of operations.

A significant development in renewable-energy pricing policies in the U.S. occurred when the Federal Energy Regulatory Commission ("FERC") issued a final rule amending regulations that implement a section of the Public Utility Regulatory Policies Act of 1978 ("PURPA") on July 16, 2020, which FERC upheld on rehearing on November 19, 2020. The United States Court of Appeals for the Ninth Circuit denied petitions for review of the regulations on November 5, 2023. Among other requirements, PURPA mandates that electric utilities buy the output of certain renewable generators, including qualifying solar energy facilities, below established capacity thresholds. PURPA also requires that such sales occur at a utility's "avoided cost" rate. FERC's reforms to its PURPA regulations include modifications (1) to how regulators and electric utilities may establish avoided cost rates for new contracts, (2) that reduce from 20 MW to 5 MW the capacity threshold above which a renewable-energy qualifying facility is rebuttably presumed to have non-discriminatory market access, thereby removing the requirement for certain utilities to purchase its output, (3) that require regulators to establish criteria for determining when an electric utility incurs a legally enforceable obligation to purchase from a PURPA qualifying facility, and (4) that reduce barriers for third parties to challenge a renewable facility's PURPA eligibility. These regulations took effect on February 16, 2021, but the net effect of these changes is uncertain, as some changes will not become fully effective until states and other jurisdictions implement the new authorities provided by FERC. In general, however, FERC's PURPA reforms have the potential to reduce prices for the output from certain new renewable generation projects while also narrowing the scope of PURPA eligibility for new projects. These effects could reduce opportunities and demand for PURPA-eligible solar energy systems and could harm our business, prospects, financial condition and results of operations.

In addition, there is an ongoing dispute regarding how to calculate the 80MW maximum "power production capacity" for small power qualifying facilities under PURPA. In 2021, FERC certified such a facility based on its net output, rather than total nameplate capability of a facility for purposes of PURPA eligibility. In February 2023, the U.S. Court of Appeals for the D.C. Circuit upheld FERC's approach to calculating capacity for PURPA eligibility, relying on Chevron deference, whereby courts may defer to an administrative agency's reasonable statutory interpretation. In June 2024, the U.S. Supreme Court overturned the Chevron deference doctrine and found that courts should instead rely on their own independent statutory interpretations. The Supreme Court later directed the D.C. Circuit to reconsider its ruling on FERC's approach to calculating capacity for PURPA eligibility. If the D.C. Circuit requires a different methodology to be used for determining qualifying facility eligibility under PURPA or whether qualifying facilities are eligible for certain exemptions under the Federal Power Act, facilities that are currently eligible for qualifying facility status or such exemptions could lose their status or exemptions. This change could also reduce demand for PURPA-eligible products and could harm our business, prospects, financial condition, and results of operations.

FERC is also taking steps to encourage the integration of new forms of generation into the electric grid and remove barriers to grid access, which could have positive impacts on the solar energy industry. For example, on July 28, 2023, FERC issued a final rule, designated as Order No. 2023, to reform procedures and agreements that electric transmission providers use to interconnect new generating facilities to the existing transmission system. And in June 2024, FERC issued a final rule, designated as Order No. 1920, which it modified slightly in November 2024, to reform the procedures electric transmission providers must use for long-term planning of expansions to the transmission system and the allocation of the resulting costs to transmission customers, including electric generating facilities. If these final rules do not have their intended effect or if they are overturned on an appeal, this could negatively impact our business, prospects, and results of operations.

Changes in other current laws or regulations applicable to us or the imposition of new laws, regulations or policies in the U.S., Europe or other jurisdictions in which we do business could have a material adverse effect on our business, financial condition and results of operations. Any changes to government, utility or electric market regulations or policies that favor electric utilities, non-solar generation, or other market participants, or that make construction or operation of new solar generation facilities more expensive or difficult, could reduce the competitiveness of solar energy systems and cause a significant reduction in demand for our products and services and adversely impact our growth. In addition, changes in our products or changes in export and import laws, including new or additional tariffs, and implementing regulations may create delays in the introduction of new products in international markets, prevent our customers from deploying our products internationally or, in some cases, prevent the export or import of our products to certain countries altogether. Any such event could have a material adverse effect on our business, financial condition and results of operations.

The interruption of the flow of components and materials from international vendors could disrupt our supply chain, including as a result of the imposition of additional duties, tariffs and other charges on imports and exports.

We purchase our components through arrangements with various suppliers located across the globe. We depend on our suppliers to source materials and manufacture critical components for our products. Our reliance on these suppliers makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules and costs which could disrupt our ability to procure these components in a timely and cost-efficient manner. The suppliers rely on other suppliers to provide them with raw materials and sub-components that are critical to manufacturing the components of our tracker products. Any shortages of components and materials would affect our ability to timely deliver our products to our customers consistent with our contractual obligations, which may result in liquidated damages or contractual disputes with our customers, harm our reputation and lead to a decrease in demand for our products.

Our ability to deliver our products in a cost-efficient manner have in recent years and could continue to be adversely impacted by other factors not within our control, including, but not limited to, shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices such as scheduling, pricing, payment terms and frequency of service, increases in the cost of fuel, sanctions and labor availability and cost.

Further, our products are manufactured from steel and, as a result, our business is significantly affected by the price of steel. At times, pricing and availability of steel can be volatile due to numerous factors beyond our control, including general domestic and international economic conditions, global capacity, import levels, fluctuations in the costs of raw materials necessary to produce steel, sales levels, competition, consolidation of steel producers, labor costs, import duties and tariffs and foreign currency exchange rates. When steel prices are higher, the prices that we charge customers for our products may increase, which may decrease demand for our products. If we do not increase our prices due to an increase in the price of steel, we will experience lower profitability on our products. Conversely, if steel prices decline, customers may demand lower prices and our and our competitors' responses to those demands could result in lower sale prices, lower volume, and consequently, negatively affect our profitability.

In addition, as noted above, the IRA provides incremental tax credits for U.S. solar projects satisfying domestic content requirements. If we are unable to provide our tracker products in a manner that satisfies applicable domestic content requirements and our competitors are able to do so, we might experience a decline in sales for U.S. projects. In addition, compliance with these requirements may increase our production costs. In light of the foregoing, our U.S. sales, profitability and results of operations in the U.S. may be adversely affected by the applicable domestic content requirements which must be satisfied in order for solar projects to be eligible for these incremental credits.

Other events that could also cause disruptions to our supply chain include:

- the imposition of additional trade law provisions or regulations;

- the imposition of additional duties, tariffs and other charges or quotas on imports and exports, or other trade law provisions or regulations, such as anti-dumping and countervailing duties, and our ability to pass along such charges to our customers;

- continued or renewed instability in the global supply of semiconductors, which has and could continue to impact the timely receipt of our self-powered controller;

- foreign currency fluctuations;

- inflationary pressure and its impact on labor, commodities and fuel prices;

- natural disasters, severe weather, political instability, war, such as the Russia-Ukraine war or conflict in the Middle East, terrorist attacks, social unrest and economic instability in the regions in which our suppliers are located, or through which our components and materials travel;

- shipping and transport disruptions;

- public health issues, such as a pandemic or other epidemic, and their effects (including measures taken by governmental authorities in response to their effects);

- theft or other loss;

- restrictions on the transfer of funds;

- the financial instability or bankruptcy of vendors; and

- significant labor disputes, strikes, work stoppages or boycotts.

Any significant disruption to our ability to procure our products, and our suppliers' ability to procure materials to manufacture our products and components for our products could increase the cost or reduce or delay the supply of components and materials available to us and adversely affect our business, financial condition, results of operations and profitability. Further, if any of our suppliers were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would need to identify, qualify and select acceptable alternative suppliers. An alternative supplier may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing by our suppliers would require us to reduce our supply of products to our customers or increase our shipping costs to make up for such delays, which in turn could reduce our revenues and margins, harm our relationships with our customers, damage our reputation with other stakeholders involved with solar projects and cause us to forego potential revenue opportunities.

Changes in the global trade environment, including the imposition of import tariffs, could adversely affect the amount or timing of our revenues, results of operations or cash flows.

Escalating trade tensions, particularly between the U.S. and China, have led to increased tariffs and trade restrictions, including tariffs applicable to certain materials and components for our products or for products used in solar energy projects more broadly, such as module supply and availability. More specifically, in March 2018, the U.S. imposed a 25% tariff on steel imports and a 10% tariff on aluminum imports pursuant to Section 232 of the Trade Expansion Act of 1962 and extended these tariffs to cover imports of derivative steel and aluminum articles on February 2020 under the same legal authority. These tariffs were increased on February 10, 2025, resulting in across-the-board 25% duties on steel and aluminum imports. Additionally, all previous alternative arrangements, such as complete exemptions, hard quotas, or tariff rate quotas (TRQs), with trading partners on imports of steel and aluminum products, will be eliminated as of March 12, 2025. The February 2025 proclamations also eliminate the system for exclusions, under which thousands of products were allowed to enter the U.S. free of these additional duties and create a process by which additional "derivative" products can be added to the scope of the tariffs by request of the domestic producer. To the extent we continue to use overseas suppliers of steel and aluminum, these tariffs could result in interruptions in the supply chain and impact costs and our gross margins. In addition, the threat of potential tariffs can create uncertainty among our customers and slow down the rate of existing projects and projects in our orderbook.

Additionally, in January 2018, the U.S. adopted a tariff on imported solar modules and cells pursuant to Section 201 of the Trade Act of 1974. The tariff was initially set at 30%, with a gradual reduction over four years to 15%. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products. On February 4, 2022, former President Biden extended the safeguard tariff for an additional four years, starting at a rate of 14.75% and reducing that rate each year to 14% in 2026, and directed the U.S. Trade Representative to conclude agreements with Canada and Mexico on trade in solar products. On July 7, 2022, the U.S. and Canada entered into a non-binding memorandum of understanding in which the U.S. agreed to suspend application of the safeguard tariff to Canadian crystalline silicon photovoltaic cells imported as of February 1, 2022. While this tariff does not apply directly to the components we import, it may indirectly affect us by impacting the financial viability of solar energy projects, which could in turn reduce demand for our products.

Furthermore, starting in July 2018, the U.S. adopted four lists of tariffs (Lists 1,2,3, and 4A) on $550 billion worth of Chinese imports, including, inverters and power optimizers. Products on Lists 1, 2, and 3 are subject to 25% tariffs, while products on List 4A are subject to 7.5% tariffs. On December 16, 2024, the U.S. Trade Representative ("USTR") announced that it would increase Section 301 tariffs on polysilicon and wafers to 50% in 2025. At the same time, the USTR implemented 14 tariff exclusions for listed solar cell and wafer manufacturing equipment. While these tariffs are not directly applicable to our products, they could impact the solar energy projects in which our products are used, which could lead to decreased demand for our products.

On August 18, 2023, the U.S. Department of Commerce ("USDOC") issued final affirmative determinations of circumvention with respect to certain crystalline solar photovoltaic ("CSPV") cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam using parts and components from China. As a result, certain CSPV cells and modules from Cambodia, Malaysia, Thailand and Vietnam are now subject to antidumping and countervailing duty ("AD/CVD") orders on CSPV cells and modules from China that have been in place since 2012. Subject to certain certification and utilization conditions, imports of CSPV cells and modules covered by the circumvention determinations that entered the U.S. during the two-year period prior to June 6, 2024 – which had been authorized by the former President Biden on June 2022 – were not subject to AD/CVD cash deposit or duty requirements. Imports of CSPV cells and modules from the four Southeast Asian countries covered by the circumvention determination that entered the U.S. on or after June 6, 2024 are subject to AD/CVD cash deposit requirements of the China AD/CVD orders and, possibly, final AD/CVD duty liability. Cash deposit rates for CSPV modules covered by the China AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 250% of the entered value of the imported merchandise.

Additionally, in October 2023, a coalition of U.S. aluminum extruders and a labor union filed AD/CVD cases on aluminum extrusions from fifteen countries. The USDOC has initiated investigations based on the petitions. Certain components in our trackers, including certain clamps, U-joints, and bearing housings are made using extruded aluminum. In September 2024, the USDOC released its final determination from their investigations against aluminum extrusions from multiple countries. On October 30, 2024, the USITC voted to find no injury in its pending AD/CVD investigation, meaning that the USDOC's AD/CVD orders will not go into effect. The coalition of petitioners may still appeal the USITC's decision, and we will continue to monitor developments in the appeal process. If the USITC's decision is overturned on appeal, the imposition of AD/CVD orders could negatively impact our business, financial condition, and results of operations.

On April 24, 2024, the American Alliance for Solar Manufacturing Trade Committee, an ad hoc coalition of domestic producers of CSPV cells and modules, filed a petition with the USDOC and the U.S. International Trade Commission ("USITC") seeking the imposition of AD/CVD tariffs on imports of CSPV cells and modules from Cambodia, Malaysia, Thailand and Vietnam. The USITC made a preliminary affirmative determination on June 7, 2024, and the USDOC made its preliminary affirmative determination on October 1, 2024. The preliminary tariff rates vary from below 1% to almost 300%, depending on the relevant company.

While we do not sell solar modules, the degree of our exposure is dependent on, among other things, the impact of the investigation on the projects that are also intended to use our products, with such impact being largely out of our control. We have seen a number of projects in our order book delayed as a result of the USDOC investigation. The repeal of the 24-month exemption, and any affirmative determinations made once the exemption expires in any event, would have an adverse effect on our business, financial condition, and results of operations.

On February 1, 2025, President Trump issued three executive orders directing the U.S. to impose new tariffs on imports from Canada, Mexico, and China, to take effect on February 4, 2025. On February 3, 2025, President Trump announced his intention to pause these tariffs on Canada and Mexico for the next month. The tariffs impose an additional 25% *ad valorem* rate of duty on all imports from Canada and Mexico (other than imports of Canadian energy resources exports, which are subject to a 10% *ad valorem* rate of duty) and an additional 10% *ad valorem* rate of duty on all imports from China. We are currently evaluating the potential impact of the imposition of the announced tariffs to our business and financial condition. While we do not believe that the tariffs announced by the U.S. on February 1, 2025 will have a material adverse effect upon our results of operations, financial condition, or liquidity, the actual impact of the new tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the target countries may take and any mitigating actions that may become available.

More broadly, President Trump has directed the USDOC, USTR, and other agencies, to review and identify unfair trade practices by other countries and recommend appropriate actions, as well as recommend modifications of AD/CVD laws to further induce compliance by foreign respondents and governments involved in those proceedings. These directives have been issued under the America First Trade Policy and Reciprocal Trade and Tariffs memoranda, and the effects on the global trading system can be far-reaching.

Tariffs and the possibility of additional tariffs in the future like those described above have created uncertainty in the industry. If the price of solar systems in the U.S. increases, the use of solar systems could become less economically feasible and could reduce our gross margins or reduce the demand of solar systems manufactured and sold, which in turn may decrease demand for our products. Additionally, existing or future tariffs may negatively affect key customers, suppliers, and manufacturing partners. Such outcomes could adversely affect the amount or timing of our revenues, results of operations or cash flows, and continuing uncertainty could cause sales volatility, price fluctuations or supply shortages or cause our customers to advance or delay their purchase of our products. It is difficult to predict what further trade-related actions governments may take, which may include additional or increased tariffs and trade restrictions, and we may be unable to quickly and effectively react to such actions.

We may not be able to convert our orders in backlog into revenue.

Backlog can be subject to large variations from quarter to quarter and comparisons of backlog from period to period are not necessarily indicative of future revenue. The contracts comprising our backlog may not result in actual revenue in any particular period or at all, and the actual revenue from such contracts may differ from our backlog estimates. The timing of receipt of revenue, if any, on projects included in backlog could change because many factors affect the scheduling of projects. Cancellation of or adjustments to contracts may occur. The failure to realize all amounts in our backlog could adversely affect our future revenue and gross margins. As a result, our backlog as of any particular date may not be an accurate indicator of our future financial performance.

Actions addressing determinations of forced labor practices in China and legislation and policies adopted to address such practices may disrupt the global supply of solar panels and have an adverse material effect on our business, financial condition and results of operations.

Solar panel imports to the U.S. have also been, and may continue to be, impacted by the Uyghur Forced Labor Prevention Act ("UFLPA") that was signed into law by former President Biden on December 23, 2021. According to U.S. Customs and Border Protection, "it establishes a rebuttable presumption that the importation of any goods, wares, articles, and merchandise mined, produced, or manufactured wholly or in part in the Xinjiang Uyghur Autonomous Region of the People's Republic of China, or produced by certain entities, is prohibited by Section 307 of the Tariff Act of 1930 and that such goods, wares, articles, and merchandise are not entitled to entry to the U.S. The presumption applies unless the Commissioner of U.S. Customs and Border Protection determines that the importer of record has complied with specified conditions and, by clear and convincing evidence, that the goods, wares, articles, or merchandise were not produced using forced labor." There continues to be uncertainty in the market around achieving full compliance with UFLPA, whether related to sufficient traceability of materials or other factors. This has created a significant compliance burden and constrained solar panel imports. We cannot currently predict what, if any, impact the UFLPA will have on the overall future supply of solar panels into the U.S. and the related timing and cost of our clients' solar project, development and construction activities. While we do not import or sell solar panels, project delays caused by solar panel constraints may negatively impact our product delivery schedules and future sales, and therefore our business, financial condition, and results of operations.

Since 2016, U.S. Customs and Border Protection has issued a number of withhold release orders ("WROs") directed at forced labor in China, including WROs directed specifically at activity in the Xinjiang Uyghur Autonomous Region. As a result of these orders, certain products, including solar panels manufactured with polysilicon from Xinjiang, are effectively barred from entering the U.S. We cannot determine with certainty whether our suppliers may become subject to a WRO, which could subject us to legal, reputational, and other risks. If this were to occur, we might have to find alternative suppliers on short notice, resulting in construction delays and disruption and higher costs. Additionally, WROs have and could continue to impact the importation of solar panels. While we are not directly involved in the importation of solar panels, such WROs can negatively impact the global solar market and the timing and viability of solar projects to which we sell our products, which could have a material adverse effect on our business, financial condition and results of operations.

The reduction, elimination, expiration, or our failure to optimize the benefits of government incentives for, or regulations mandating the use of, renewable energy and solar energy, particularly in relation to our competitors, could reduce demand for solar energy systems and harm our business.

Our customers typically use our systems for grid-connected applications wherein solar power is sold under a power purchase agreement or into an organized electric market. This segment of the solar industry has historically depended in large part on the availability and size of government incentives supporting the use of renewable energy. See Item 1 - Business - Government Regulation - Government Incentives for a discussion of U.S. incentives. Consequently, the reduction, elimination or expiration of government incentives for grid-connected solar electricity may negatively affect the competitiveness of solar electricity relative to conventional and non-solar renewable sources of electricity and could harm or halt the growth of the solar electricity industry and our business. These subsidies and incentives may expire on a particular date, end when the allocated funding is exhausted, or be reduced or terminated as renewable energy adoption rates increase or as a result of legal challenges, the adoption of new statuses or regulations or changes to existing regulations, or the passage of time. These reductions, eliminations or expirations could occur without warning. There is no guarantee that such policies and incentives will continue to exist in the current form, if at all. The reduction, elimination or expiration of such incentives could reduce customer demand for our offerings, lead to a loss of customers and potential customer projects, and could harm our business, operating results and cash flows.

While government incentives are intended to encourage investments in new solar projects, the impact the tax credit regime applicable to solar facilities in the U.S. will have on our results of operations is unclear. In particular, the tax credit regime in place prior to the IRA's enactment provided annual reductions in the applicable credit amount at the beginning of 2023 and 2024 and therefore encouraged customers to acquire our products prior to calendar year-end dates in order to qualify for a higher tax credit available for projects that commenced construction (within the meaning of IRS guidance) prior to those dates. As a result of the changes made by the IRA, while there may continue to be an incentive for taxpayers to commence construction on facilities before certain dates, the tax credits will not experience annual reductions similar to those that would have occurred at the end of 2022 and 2023 for at least ten years and therefore customer sales may not be as high as they otherwise would have been through 2023 with the prior ITC step-down schedule. This change could have an adverse impact on our results of operations in the near term, as we anticipated an increase in demand for our products in fiscal years 2022 and 2023) related to the prior ITC step-down schedule. Additionally, the Trump Administration has issued numerous Executive Orders ("EOs"), including the Unleashing American Energy Executive Order on January 20, 2025, which requires an immediate pause in the disbursement of funds appropriated through the IRA during a 90-day review period. We are currently evaluating these EOs and other related memoranda to determine what, if any, impact they might have on awards selected or received from the DOE. This pause, or a similar pause, particularly if extended, could delay the timing of projects, and could have a material adverse impact on our business, financial condition and results of operations.

In addition, if we are unable to meet the domestic content requirements necessary for customers using our tracker products to qualify for the incremental domestic content bonus credit and our competitors are able to do so, we might experience a decline in sales for U.S. projects. The timing and nature of implementing regulations clarifying the domestic content requirements as applied to our products remain uncertain. Depending on the criteria set forth in those regulations, we may not have an adequate supply of tracker products satisfying the requirements, which could put us at a competitive disadvantage relative to suppliers who are able to maintain a more robust domestic supply chain. In addition, compliance with this requirement may increase our production costs. As a result of these risks, the domestic content requirement may have a material adverse impact on our U.S. sales, business and results of operations.

Moreover, changes in policies of recent U.S. presidential administrations have created regulatory uncertainty in the renewable energy industry, including the solar energy industry, and have adversely affected and may continue to adversely affect our business. For example, since 2015, the U.S. joined, withdrew from, rejoined and then withdrew again from the 2015 Paris Agreement on climate change mitigation following changes in administration among U.S. Presidents Obama, Trump, Biden and Trump. The international markets in which we operate or may operate in the future may have or may put in place policies to promote renewable energy, including solar. These incentives and mechanisms vary from country to country. In seeking to achieve growth internationally, we may make investments that, to some extent, rely on governmental incentives and support in a new market. We may not be able to optimize the benefits offered by these incentives or realize the growth that we expect from investments in the incentives, particularly in relation to competitors whose products might benefit disproportionately from these incentives. In particular, there is a risk that the U.S. Congress may seek to modify or repeal certain IRA energy tax incentives in order to pay for extensions of the Tax Cuts and Jobs Act.

There is no assurance that these governments will continue to provide sufficient incentives and support to the solar industry and that the industry in any particular country will not suffer significant downturns in the future as the result of changes in public policies or government interest in renewable energy, any of which would adversely affect demand for our solar products.

We may incur obligations, liabilities or costs under environmental, health and safety laws, which could have an adverse impact on our business, financial condition and results of operations.

Our operations involve the use, handling, generation, storage, discharge and disposal of hazardous substances, chemicals and wastes. As a result, we are required to comply with national, state, local, and foreign laws and regulations regarding the protection of the environment and health and safety. Adoption of more stringent laws and regulations in the future could require us to incur substantial costs to come into compliance with these laws and regulations. In addition, violations of, or liabilities under, these laws and regulations may result in restrictions being imposed on our operating activities or in our being subject to adverse publicity, substantial fines, penalties, criminal proceedings, third-party property damage or personal injury claims, cleanup costs, or other costs.

<u>Risks Related to Intellectual Property</u>

If we fail to, or incur significant costs in order to, obtain, maintain, protect, defend or enforce, our intellectual property and other proprietary rights, our business and results of operations could be materially harmed.

Our success depends to a significant degree on our ability to protect our intellectual property and other proprietary rights. We rely on a combination of patent, trademark, copyright, trade secret and unfair competition laws, as well as confidentiality and license agreements and other contractual provisions, to establish and protect our intellectual property and other proprietary rights. Such means may afford only limited protection of our intellectual property and may not (i) prevent our competitors from duplicating our processes or technology; (ii) prevent our competitors from gaining access to our proprietary information and technology; or (iii) permit us to gain or maintain a competitive advantage.

We have applied for patents in numerous countries across the world, including in the U.S., Europe, and China, some of which have been issued. We cannot guarantee that any of our pending patent applications or other applications for intellectual property registrations will be issued or granted or that our existing and future intellectual property rights will be sufficiently broad to protect our proprietary technology. While a presumption of validity exists with respect to U.S. patents issued to us, there can be no assurance that any of our patents, patent applications, or other intellectual property rights will not be, in whole or in part, opposed, contested, challenged, invalidated, circumvented, designed around, or rendered unenforceable. If we fail to obtain issuance of patents or registration of other intellectual property, or our patent claims or other intellectual property rights are rendered invalid or unenforceable, or narrowed in scope, the coverage of patents and other intellectual property rights afforded our products could be impaired. Even if we are to obtain issuance of further patents or registration of other intellectual property, such intellectual property could be subjected to attacks on ownership, validity, enforceability, or other legal attacks. Any such impairment or other failure to obtain sufficient intellectual property protection could impede our ability to market our products, negatively affect our competitive position and harm our business and operating results, including forcing us to, among other things, rebrand or re-design our affected products.

In countries where we have not applied for patent protection or trademark or other intellectual property registration or where effective patent, trademark, trade secret, and other intellectual property laws and judicial systems may not be available to the same extent as in the U.S., we may be at greater risk that our proprietary rights will be circumvented, misappropriated, infringed, or otherwise violated. Filing, prosecuting, maintaining, and defending our intellectual property in all countries throughout the world may be prohibitively expensive, and we may choose to forego such activities in some applicable jurisdictions. The lack of adequate legal protections of intellectual property or failure of legal remedies or related actions in jurisdictions outside of the U.S. could have a material adverse effect on our business, financial condition, results of operations, and prospects.

If we are unable to protect the confidentiality of our trade secrets, our business and competitive position would be harmed.

We rely heavily on nondisclosure agreements to protect the unpatented know-how, technology, and other proprietary information on which we rely to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. We cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how, technology and trade secrets, including third-party manufacturers, other suppliers, customers, other stakeholders involved in solar projects, or other business partners or prospective partners. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation or disclosure of our proprietary information, know-how and trade secrets.

We may need to defend ourselves against third-party claims that we are infringing, misappropriating or otherwise violating others' intellectual property rights, which could divert management's attention, cause us to incur significant costs, and prevent us from selling or using the technology to which such rights relate.

Our competitors and other third parties hold numerous patents related to technology used in our industry, and may hold or obtain patents, copyrights, trademarks or other intellectual property rights that could prevent, limit, or interfere with our ability to make, use, develop, sell or market our products and services, which could make it more difficult for us to operate our business. From time to time, we may be subject to claims of infringement, misappropriation, or other violation of patents or other intellectual property rights and related litigation, and, if we gain greater recognition in the market, we face a higher risk of being the subject of these types of claims. Regardless of their merit, responding to such claims can be time consuming, can divert management's attention and resources, and may cause us to incur significant expenses in litigation or settlement, and we cannot be certain that we would be successful in defending against any such claims in litigation or other proceedings. If we do not successfully defend or settle an intellectual property claim, we could be liable for significant monetary damages and could be prohibited from continuing to use certain technology, business methods, content, or brands, and from making, selling or incorporating certain components or intellectual property into the products and services we offer. As a result, we could be forced to redesign our products and services, and/or to establish and maintain alternative branding for our products and services. To avoid litigation or being prohibited from marketing or selling the relevant products or services, we could seek a license from the applicable third-party, which could require us to pay significant royalties, licensing fees, or other payments, increasing our operating expenses. If a license is not available at all or not available on reasonable terms, we may be required to develop or license a non-violating alternative, either of which could be infeasible or require significant effort and expense. If we cannot license or develop a non-violating alternative, we would be forced to limit or stop sales of our offerings and may be unable to effectively compete. Finally, any litigation or claims, whether or not valid, could result in substantial costs, negative publicity and diversion of resources and management attention, any of which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may be subject to claims that our employees, consultants, or advisors have wrongfully used or disclosed alleged trade secrets of their current or former employers or claims asserting ownership of what we regard as our own intellectual property.

Many of our employees and consultants are currently or were previously employed at other companies in our field, including our competitors or potential competitors. Although we try to ensure that our employees and consultants do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these individuals have used or disclosed intellectual property, including trade secrets or other proprietary information, of any such individual's current or former employer. Litigation may be necessary to defend against these claims. If we fail to successfully defend any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights or personnel. Even if we are successful in defending against such claims, litigation would result in substantial costs and be a distraction to management.

In addition, while it is our policy to require our employees and contractors who may be involved in the conception or development of intellectual property to execute agreements assigning such intellectual property to us, we may be unsuccessful in executing such an agreement with each party who, in fact, conceives or develops intellectual property that we regard as our own. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Risks Related to Our Operations

We depend upon a number of outside vendors. Our operations could be disrupted if we encounter problems with these vendors.

We depend upon a number of vendors to manufacture certain components used in our products. Our reliance on these vendors makes us vulnerable to possible capacity constraints and reduced control over component availability, delivery schedules, manufacturing yields and costs.

If any of our vendors were unable or unwilling to manufacture the components that we require for our products in sufficient volumes and at high quality levels or renew existing terms under supply agreements, we would have to manufacture at our principal manufacturing facility the components manufactured by our vendors or identify, qualify and select acceptable alternative vendors, if not already multi-sourced. Manufacturing at our principal manufacturing facility the components manufactured by our vendors may lower our cost efficiency, and an alternative vendor may not be available to us when needed or may not be in a position to satisfy our quality or production requirements on commercially reasonable terms, including price. Any significant interruption in manufacturing would require us to reduce our supply of products to our customers or increase our shipping costs to make up for delays in manufacturing, which in turn could reduce our revenues, harm our relationships with our customers and damage our reputation with local installers and potential end-users and cause us to forego potential revenue opportunities.

Delays in construction projects and any failure to manage our inventory could have a material adverse effect on us.

Many of our products are used in large-scale projects, which generally require a significant amount of planning and preparation and which can be delayed and rescheduled for a number of reasons, including customer or partner labor availability, difficulties in complying with environmental and other government regulations or obtaining permits, interconnection delays, financing issues, changes in project priorities, additional time required to acquire rights-of-way or property rights, unanticipated soil conditions, or health-related shutdowns or other work stoppages. These delays may result in unplanned downtime, increased costs and inefficiencies in our operations, and increased levels of excess inventory.

Significant changes in the cost of raw materials could adversely affect our financial performance.

We are subject to risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products. Prices of these raw materials may be affected by supply restrictions or other market factors from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

We are dependent on transportation and logistics providers to deliver our products in a cost-efficient manner. Disruptions to transportation and logistics, including increases in shipping costs, could adversely impact our financial condition and results of operations.

We rely on transportation and logistics providers for the delivery of our products. We may also incur additional shipping costs when we need to accelerate delivery times. Our ability to deliver our products in a cost-efficient manner could be adversely impacted by shortages in available cargo capacity, changes by carriers and transportation companies in policies and practices, such as scheduling, pricing, payment terms and frequency of service or increases in the cost of fuel, taxes and labor, disruptions to shipping facilities as a result of a pandemic or other epidemics, and other factors not within our control. Disruptions to transportation and logistics, including increases in shipping costs, could adversely impact our financial condition and results of operations.

For example, the disruption of container shipping traffic through the Red Sea has created port congestion, especially in Asia, and many shipping companies have paused shipments through the Suez Canal and the Red Sea as a result of attacks against commercial vessels in the area, affecting transit times, capacity, and shipping costs for routes connecting the rest of the world with Asia. To address the challenges arising from prolonged transit times, we have increased our local sourcing efforts where feasible within certain regions. These measures aim to reduce delays to get the product to project sites on time. There is still uncertainty on how long these disruptions and the severity of their impact on our operations will last, but we continue to monitor the situation and evaluate our procurement and supply chain strategies, to reduce any negative impact on our business, financial condition, and results of operations.

Defects or performance problems in our products could result in loss of customers, reputational damage and decreased revenue, and we may experience delays, disruptions or quality control problems in our manufacturing operations.

Our products may contain undetected errors or defects, especially when first introduced or when new generations are released. Errors, defects or poor performance can arise due to design flaws, defects in raw materials or components or manufacturing difficulties, which can affect both the quality and the yield of the product. Any actual or perceived errors, defects or poor performance in our products could result in the replacement or recall of our products, temporary suspension or delay in our production line until the errors or defects can be investigated and addressed, shipment delays, rejection of our products, damage to our reputation, lost revenue, diversion of our engineering personnel from our product development efforts and increases in customer service and support costs, all of which could have a material adverse effect on our business, financial condition and results of operations.

Defective components may give rise to warranty, indemnity or product liability claims against us that exceed any revenue or profit we receive from the affected products. Our limited warranties cover defects in materials and workmanship of our products under normal use and service conditions. As a result, we bear the risk of warranty claims long after we have sold products and recognized revenue. While we have accrued reserves for warranty claims, our estimated warranty costs for previously sold products may change to the extent the warranty claims profile of future products is not comparable with that of earlier generation products under warranty. Our warranty accruals are based on our assumptions and we do not have a long history of making such assumptions. As a result, these assumptions could prove to be materially different from the actual performance of our systems, causing us to incur substantial unanticipated expense to repair or replace defective products in the future or to compensate customers for defective products. Our failure to accurately predict future claims could result in unexpected volatility in, and have a material adverse effect on, our financial condition, all of which could have a material effect on our business financial condition and results of operations.

Failure by our vendors or our component or raw material suppliers to use ethical business practices and comply with applicable laws and regulations may adversely affect our business.

We do not control our vendors or suppliers or their business practices. Accordingly, we cannot guarantee that they follow ethical business practices such as fair wage practices and compliance with environmental, safety and other local laws. A lack of demonstrated compliance could lead us to seek alternative manufacturers or suppliers, which could increase our costs and result in delayed delivery of our products, product shortages or other disruptions of our operations. Violation of labor or other laws by our manufacturers or suppliers or the divergence of a supplier's labor or other practices from those generally accepted as ethical in the U.S. or other markets in which we do business could also attract negative publicity for us and harm our business.

If we fail to retain our key personnel or if we fail to attract additional qualified personnel, we may not be able to maintain key relationships with customers and suppliers or achieve our anticipated level of growth, which could cause our business to suffer

Our future success and ability to implement our business strategy depends, in part, on our ability to attract and retain key personnel, and on the continued contributions of members of our senior management team and key technical personnel, each of whom would be difficult to replace. All of our employees, including our senior management, are free to terminate their employment relationships with us at any time. Competition for highly skilled individuals with technical expertise is extremely intense, and we face challenges identifying, hiring and retaining qualified personnel in many areas of our business. Integrating new employees into our team could prove disruptive to our operations, require substantial resources and management attention and ultimately prove unsuccessful. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects. An inability to retain our senior management and other key personnel or to attract additional qualified personnel could limit or delay our strategic efforts, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

In addition, our reputation and our relationship with our customers is paramount to us, and we have invested heavily in building a brand and solutions associated with high quality and strong customer service. We believe that maintaining the quality of our workforce is critical to our existing customer relationships and our ability to win new customers. As a result, the loss of key personnel and the relationships they have built with our customers and suppliers could reduce demand for our products, undermine the loyalty of our customers or reduce our ability to attract new customers and adversely impact our ability to increase our market share and revenue.

Our continued planned expansion into new markets could subject us to additional business, financial, regulatory and competitive risks.

Part of our strategy is to continue to grow our revenues from international markets, including entering new geographic markets to expand our current international presence, entering into joint-venture or licensing arrangements with companies in certain markets, expanding our relationships with value-added resellers of our products in some countries, and utilizing locally sourced components in our products in jurisdictions where locally sourced components are a regulatory or customer requirement.

Our strategy continues to be to grow revenues outside of the U.S., including broader North America, as well as South America, Europe, Africa and Southeast Asia, but currently excludes China and India. The products and services we intend to offer in these regions may differ from our current products and services in several ways, such as the consumption and utilization of local raw materials, components and logistics, the re-engineering of select components to reduce costs, and region-specific customer training, site commissioning, warranty remediation and other technical services.

These markets have different characteristics from the markets in which we currently sell products, and our success will depend on our ability to adapt properly to these differences. These differences include differing regulatory requirements, including tax laws, trade laws, labor regulations, tariffs, export quotas, customs duties or other trade restrictions, limited or unfavorable intellectual property protection, local content requirements, international political or economic conditions, restrictions on the repatriation of earnings, longer sales cycles, warranty expectations, product return policies and cost, performance and compatibility requirements. In addition, expanding into new geographic markets will increase our exposure to presently existing risks, such as fluctuations in the value of foreign currencies and difficulties and increased expenses in complying with U.S. and foreign laws, regulations and trade standards, including the U.S. Foreign Corrupt Practices Act.

Failure to develop these new products successfully or to otherwise manage the risks and challenges associated with our potential expansion into new geographic markets could adversely affect our revenues and our ability to achieve or sustain profitability.

We have been and will in the future continue to be exposed to risks from currency exchange rate fluctuations between the U.S. dollar and foreign currencies that could adversely affect our financial results and comparability of our results between financial periods.

Changes in exchange rates may affect our financial condition and results of operations. Appreciation of the U.S. dollar against the euro, the Brazilian real or other currencies in which our net sales are denominated may generally have the effect of decreasing our net sales figures. Movements in the exchange rate of the U.S. dollar to the euro, the Brazilian real or other currencies, could increase the amount of cash that must be generated in foreign currencies in order to pay the principal and interest on our 1.00% Convertible Senior Notes due 2028 (the "Convertible Notes") and our other U.S. dollar denominated indebtedness. We are unable to predict with any precision future movements of the exchange rate of the U.S. dollar against foreign currencies or their effect on our business or results of operations.

Inadequacy of our insurance coverage could have a material and adverse effect on our business, financial condition and results of operations.

We maintain third party insurance coverage against various liability risks and risks of loss, including general liability, auto liability, property, cargo, errors and omissions, data security breach, crime and directors' and officers' liability. Potential liabilities or other loss associated with these risks or other events could exceed the coverage provided by such arrangements resulting in significant uninsured liabilities or other loss, which could have a material adverse effect on our business, financial condition and results of operations.

<u>Risks Related to Information Technology</u>

Failure to effectively utilize information technology systems or implement new technologies could disrupt our business or reduce our sales or profitability.

We rely extensively on various information technology systems, including data centers, hardware, software and applications to manage many aspects of our business, including to operate and provide our products and services, to process and record transactions, to enable effective communication systems, to track inventory flow, to manage logistics and to generate performance and financial reports. We are dependent on the integrity, security and consistent operations of these systems and related back-up systems. Our computer and information technology systems and the third-party systems we rely upon are also subject to damage or interruption from a number of causes, including power outages; computer and telecommunications failures; ransomware, computer viruses, malware, phishing or distributed denial-of-service attacks; security breaches;

cyber-attacks; catastrophic events such as fires, floods, earthquakes, tornadoes, hurricanes; acts of war or terrorism and design or usage errors by our employees or contractors.

Compromises, interruptions or shutdowns of our systems, including those managed by third parties, whether intentional or inadvertent, could lead to delays in our business operations and, if significant or extreme, affect our results of operations, potentially materially.

The failure of our information technology systems and the third-party systems we rely on to perform as designed, or our failure to implement and operate them effectively, could disrupt our business or subject us to liability and thereby have a material adverse effect on our business, financial condition, results of operations and prospects.

Cybersecurity or other data incidents, including unauthorized disclosure of personal or sensitive data or theft of confidential information could harm our business.

Our or our third-party vendors' computer systems are vulnerable to cyber incidents and attacks, including malicious intrusion, ransomware attacks, and other system disruptions caused by unauthorized third parties. Attempts by computer hackers or other unauthorized third parties to penetrate or otherwise gain access to our computer systems or the systems of third parties with which we do business through fraud or other means of deceit, have in the past, and may in the future, if successful, result in the misappropriation of personal information, data, check information or confidential business information. Hardware, software or applications we utilize may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. In addition, our employees, contractors or third parties with which we do business or to which we outsource business operations may attempt to circumvent our security measures in order to misappropriate such information and data and may purposefully or inadvertently cause a breach or other compromise involving such information and data. We increasingly rely on commercially available systems, software, tools (including encryption technology) and monitoring to provide security and oversight for processing, transmission, storage and protection of confidential information and personal data, and we are not able to ensure that each of these systems is free from malicious code. Despite advances in security hardware, software, and encryption technologies, and our own information security program and safeguards, there is no guarantee that our defenses and program will be adequate to safeguard against all data security breaches, cybersecurity attacks, misappropriation of confidential information or misuses of personal data and they have been breached in the past. We may also experience security breaches and other incidents that may remain undetected for an extended period and therefore may have a greater impact on our products and the networks and systems used in our business.

We regularly defend against and respond to data security incidents. We incur significant costs in our efforts to detect and prevent security breaches and other security-related incidents, and we may face increased costs in the event of an actual or perceived security breach or other security-related incident. Despite our precautions, our facilities and systems, and those of third parties with which we do business, may be vulnerable to security breaches, acts of vandalism and theft, computer viruses, misplaced or lost data, programming and/or human errors, or other similar events, and there is no guarantee that inadvertent or unauthorized use or disclosure will not occur or that third parties will not gain unauthorized access to this type of confidential information and personal data.

In addition, as the regulatory environment relating to retailers and other companies' obligation to protect such sensitive data becomes increasingly rigorous, with new and constantly changing requirements applicable to our business, compliance with those requirements could result in additional costs, and a material failure on our part to comply could potentially subject us to fines or other regulatory sanctions and lawsuits. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

Failure to comply with current or future federal, state and foreign laws and regulations and industry standards relating to privacy, data protection, cybersecurity and advertising could adversely affect our business, financial condition, results of operations and prospects.

Laws, regulations and industry standards relating to privacy, data protection, cybersecurity and advertising are evolving and subject to potentially differing interpretations. These requirements may be interpreted and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, standards, requirements and obligations. Any failure, or perceived failure, by us to comply with our posted privacy policies or with any federal or state privacy or consumer protection-related laws, regulations, industry self-regulatory principles, industry standards or codes of conduct, regulatory guidance, orders to which we may be subject or other legal obligations relating to privacy or information security could adversely affect our reputation, brand and business, and may result in claims, fines, penalties, investigations, proceedings or actions against us by governmental entities, customers, suppliers or others or other liabilities or may require us to change our operations and/or cease using certain data.

Any such claims, proceedings, investigations or actions could harm our reputation, brand and business, force us to incur significant expenses in defense of such claims, proceedings, investigations or actions, distract our management, increase our costs of doing business, erode investor or customer confidence, result in a loss of customers or suppliers and result in the imposition of monetary penalties. We may also be contractually required to indemnify and hold harmless third parties from the costs and consequences of non-compliance with any laws, regulations or other legal obligations relating to privacy or consumer protection or any inadvertent or unauthorized use or disclosure of data that we store or handle as part of operating our business.

Federal, state and foreign governmental authorities continue to evaluate the privacy implications inherent in the use of third-party cookies, pixels, and other methods of online tracking for behavioral advertising and other purposes. The regulation of the use of these cookies and other current online tracking and advertising practices or a loss in our ability to make effective use of services that employ such technologies could increase our costs of operations and limit our ability to acquire new customers on cost-effective terms and, consequently, materially and adversely affect our business, financial condition and results of operations.

We are subject to a variety of laws and regulations in the U.S., the United Kingdom and the European Economic Area that involve matters central to our business, including privacy and data protection. California, and more than a dozen other states, have passed comprehensive privacy laws similar to the EU GDPR. The SEC has similarly enacted detailed cybersecurity rules that require the public disclosure of material cybersecurity incidents within four business days after we determine that an incident is material. Existing and proposed laws and regulations can be costly to comply with and can delay or impede the development of new products and services, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices. For example, administrative fines of up to the greater of €20 million and 4% of our global turnover can be imposed for breaches of the EU General Date Protection Regulation (2016/679) ("EU GDPR").

Each of these privacy, security and data protection laws and regulations, and any other such changes or new laws or regulations, could impose significant limitations, require changes to our business, or restrict our use or storage of certain data, which may increase our compliance expenses and make our business more costly or less efficient to conduct. In addition, any such changes could compromise our ability to develop an adequate marketing strategy and pursue our growth strategy effectively.

Any failure to comply with applicable laws or other obligations or any security incident or breach, whether by us, one of our third-party service providers or vendors or another third party, could have adverse effects. We cannot assure you that our vendors or other third-party service providers with access to our or our customers' or employees' personally identifiable and other sensitive or confidential information will not breach contractual obligations imposed by us, or that they will not experience data security breaches, which could have a corresponding effect on our business, including putting us in breach of our obligations under privacy laws and regulations and/or which could in turn adversely affect our business, results of operations and financial condition. We also cannot assure you that our contractual measures and our own privacy, data protection, and security-related safeguards will protect us from the risks associated with the third-party processing, use, storage and transmission of such information. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.

<u>**Risks Related to Internal Controls over Financial Reporting**</u>

Internal control deficiencies have been identified that constituted material weaknesses in our internal control over financial reporting.

We have concluded that the following material weaknesses in our internal control over financial reporting that were previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2023, has been remediated as of December 31, 2024:

- We have identified a material weakness due to a deficiency in one of the principles associated with the Control Environment component of the COSO framework, specifically relating to a lack of a sufficient complement of qualified personnel at the appropriate levels to perform control activities in support of preparing the financial statements in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

- Control Activities – STI. We did not design, implement, and monitor general information technology controls in the areas of program change management, user access, and segregation of duties for systems supporting substantially all of STI's internal control processes and we did not design and implement formal accounting policies, procedures, and controls across substantially all of the STI's business processes to achieve timely, complete, accurate financial accounting, reporting, and disclosures.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our operating results could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. It is possible that interpretation, industry practice and guidance may evolve over time. If our assumptions change or if actual circumstances differ from our assumptions, our operating results may be adversely affected and could fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We have experienced material weaknesses in our internal control over financial reporting in the past. If we fail to maintain an effective system of integrated internal controls, we may not be able to report our financial results accurately, which could have a material adverse effect on our business, financial condition and results of operations.

Ensuring that we have adequate internal financial and accounting controls and procedures in place so that we can produce accurate financial statements on a timely basis is a costly and time-consuming effort that will need to be evaluated frequently. Section 404 of the Sarbanes-Oxley Act requires public companies to conduct an annual review and evaluation of their internal controls and requires attestations of the effectiveness of internal controls by independent auditors. We have identified several material weaknesses in the past, all of which had been remediated as of December 31, 2024. Evaluation of our internal controls over financial reporting may, in the future, identify material weaknesses that may cause us to be unable to report our financial information on a timely basis and thereby subject us to adverse regulatory consequences, including sanctions by the SEC or violations of Nasdaq rules. There also could be a negative reaction in the financial markets due to a loss of investor confidence in us and the reliability of our financial statements. Confidence in the reliability of our financial statements also could suffer if we or our independent registered public accounting firm were to report a material weakness in our internal controls over financial reporting. This could have a material adverse effect on our business, financial condition and results of operations and could also lead to a decline in the price of our common stock.

<u>Risks Related to Indebtedness and Financing</u>

Our indebtedness could adversely affect our financial flexibility and our competitive position.

As of December 31, 2024, we owe $233.9 million under our Senior Secured Credit Facility (as defined below) and $425.0 million on our Convertible Notes. Our level of indebtedness increases the risk that we may be unable to generate cash sufficient to pay amounts due in respect of our indebtedness. Our indebtedness could have other important consequences to you and significant effects on our business. For example, it could:

- increase our vulnerability to adverse changes in general economic, industry and competitive conditions;

- require us to dedicate a substantial portion of our cash flow from operations to make payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures and other general corporate purposes;

- limit our flexibility in planning for, or reacting to, changes in our business and the industry in which we operate;

- restrict us from exploiting business opportunities;

- make it more difficult to satisfy our financial obligations, including payments on our indebtedness;

- place us at a disadvantage compared to our competitors that have less debt; and

- limit our ability to borrow additional funds for working capital, capital expenditures, acquisitions, debt service requirements, execution of our business strategy or other general corporate purposes.

In addition, the agreement governing the Senior Secured Credit Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, restrictive covenants that will limit our ability to engage in activities that may be in our long-term best interests. Our failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all of our indebtedness. In addition, a default by us under the agreement governing the Senior Secured Credit Facility or an agreement governing any other future indebtedness may trigger cross-defaults under any other future agreements governing our indebtedness. Upon the occurrence of an event of default or cross-default under any of the present or future agreements governing our indebtedness, the lenders could elect to declare all amounts outstanding to be due and payable and exercise other remedies as set forth in the agreements. If any of our indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay this indebtedness in full, which could have a material adverse effect on our ability to continue to operate as a going concern.

The agreement governing the Senior Secured Credit Facility contains, and the agreements evidencing or governing any other future indebtedness may contain, financial restrictions on us and our restricted subsidiaries, including restrictions on our or our restricted subsidiaries' ability to, among other things:

- place liens on our or our restricted subsidiaries' assets;

- make investments other than permitted investments;

- incur additional indebtedness;

- prepay or redeem certain indebtedness;

- merge, consolidate or dissolve;

- sell assets;

- engage in transactions with affiliates;

- change the nature of our business;

- change our or our subsidiaries' fiscal year or organizational documents; and

- make restricted payments (including certain equity issuances).

In addition, the Revolving Credit Facility (as defined below) also includes a springing financial maintenance covenant that is tested on the last day of each fiscal quarter if the outstanding loans and certain other credit extensions under the Revolving Credit Facility exceed 35% of the aggregate amount of commitments thereunder, subject to customary exclusions and conditions.

Our substantial indebtedness could adversely affect our financial condition.

We currently have, and we will continue to have, a significant amount of indebtedness, including the Convertible Notes. This significant amount of indebtedness could limit our ability to obtain additional financing for working capital, capital expenditures, acquisitions, debt service requirements, stock repurchases or other purposes. It may also increase our vulnerability to adverse economic, market and industry conditions, limit our flexibility in planning for, or reacting to, changes in our business operations or to our industry overall, and place us at a disadvantage in relation to our competitors that have lower debt levels. Any or all of the above events and/or factors could have an adverse effect on our results of operations and financial condition.

Further, the interest rates applicable to the Senior Secured Credit Facility are based on, and the interest rates applicable to certain debt obligations we may incur in the future may be based on, a fluctuating rate of interest determined by reference to the Secured Overnight Financing Rate ("Term SOFR"). Term SOFR is a relatively new index rate that is administered by the Federal Reserve Bank of New York (the "New York Fed"). There can be no assurance that the New York Fed will not discontinue the publication of Term SOFR, in which case interest payments on our Senior Secured Credit Facility would need to be calculated using a different index rate, or alter the manner in which Term SOFR is calculated. As a result, our interest expense could increase, in which event we may have difficulties making interest payments and our available cash flow for general corporate requirements may be adversely affected. Our interest expense could also be increased by any increase in interest rates.

Servicing our debt requires a significant amount of cash, and we may not have sufficient cash flow from our business to pay our substantial debt.

Our ability to make scheduled payments of the principal of, to pay interest on or to refinance our indebtedness, including the Convertible Notes, depends on our future performance, which is subject to economic, financial, competitive and other factors beyond our control. Our business may not continue to generate cash flow from operations in the future sufficient to service our debt and make necessary capital expenditures. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance our indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on our debt obligations.

We may not be able to raise additional capital to execute our current or future business strategies on favorable terms, if at all, or without dilution to our stockholders.

We expect that we may need to raise additional capital to execute our current or future business strategies. However, we do not know what forms of financing, if any, will be available to us. Some financing activities in which we may engage could cause your equity interest in the Company to be diluted, which could cause the value of your stock to decrease. There can be no assurance that deterioration in credit and financial markets and confidence in economic conditions will not occur, including as a result of any increase in interest rates. A severe or prolonged economic downturn could result in a variety of risks to our business, including weakened demand for our products and harm our ability to raise additional capital when needed on acceptable terms, if at all. If the equity and credit markets continue to deteriorate, it may make any necessary debt or equity financing more difficult, more costly, and more dilutive. If financing is not available on acceptable terms, if and when needed, our ability to fund our operations, expand our R&D and sales and marketing functions, develop and enhance our products, respond to unanticipated events, including unanticipated opportunities, or otherwise respond to competitive pressures would be significantly limited. In any such event, our business, financial condition and results of operations could be materially harmed, and we may be unable to continue our operations.

Despite our current debt levels, we may still incur substantially more debt or take other actions which would intensify the risks discussed above.

Despite our current consolidated debt levels, we and our subsidiaries may be able to incur substantial additional debt in the future, subject to the restrictions contained in our debt instruments, some of which may be secured debt. We will not be restricted under the terms of the indenture governing the Convertible Notes from incurring additional debt, securing existing or future debt, recapitalizing our debt or taking a number of other actions that are not limited by the terms of the indenture governing the Convertible Notes that could have the effect of diminishing our ability to make payments on the Convertible Notes when due. Our Senior Secured Credit Facility restricts our ability to incur additional indebtedness, including secured indebtedness.

The conditional conversion feature of the Convertible Notes, if triggered, may adversely affect our financial condition and operating results.

In the event the conditional conversion feature of the Convertible Notes is triggered, holders of Convertible Notes will be entitled to convert the Convertible Notes at any time during specified periods at their option. If one or more holders elect to convert their Convertible Notes, we would be required to settle in cash up to the converted aggregate principal amount of such Convertible Notes converted and may at our election pay the excess of any conversion obligation in cash, which could adversely affect our liquidity. In addition, even if holders do not elect to convert their Convertible Notes, we could be required under applicable accounting rules to reclassify all or a portion of the outstanding principal of the Convertible Notes as a current rather than long-term liability, which would result in a material reduction of our net working capital.

The fundamental change repurchase feature of the Convertible Notes may delay or prevent an otherwise beneficial attempt to acquire us.

Certain provisions in the indenture governing the Convertible Notes may make it more difficult or expensive for a third-party to acquire us. For example, the indenture governing the Convertible Notes requires us, in certain circumstances, to repurchase the Convertible Notes for cash upon the occurrence of a fundamental change and, in certain circumstances, to increase the conversion rate for a holder that converts its Convertible Notes in connection with a make-whole fundamental change. A takeover of us may trigger the requirement that we repurchase the Convertible Notes and/or increase the conversion rate, which could make it more costly for a potential acquirer to engage in such takeover. Such additional costs may have the effect of delaying or preventing a takeover of us that would otherwise be beneficial to investors.

The capped call transactions may affect the market price of our common stock.

In connection with the pricing of the Convertible Notes, we entered into capped call transactions with several affiliates of the initial purchasers (the "Option Counterparties"). The capped call transactions are expected generally to reduce potential dilution to our common stock upon conversion of any Notes and/or offset any cash payments we are required to make in excess of the principal amount of converted Notes, as the case may be, with such reduction and/or offset subject to a cap.

In addition, the Option Counterparties and/or their respective affiliates may modify their hedge positions by entering into or unwinding various derivatives with respect to our common stock and/or purchasing or selling our common stock or other securities of ours in secondary market transactions and prior to the maturity of the Convertible Notes (and are likely to do so on each exercise date for the capped call transactions or following any termination of any portion of the capped call transactions in connection with any repurchase, redemption or early conversion of the Convertible Notes). This activity could cause or avoid an increase or decrease in the market price of our common stock.

We are subject to counterparty risk with respect to the capped call transactions.

The Option Counterparties are financial institutions, and we are subject to the risk that any or all of them might default under the capped call transactions. Our exposure to the credit risk of the Option Counterparties is not secured by any collateral. Past global economic conditions have resulted in the actual or perceived failure or financial difficulties of many financial institutions. If an Option Counterparties becomes subject to insolvency proceedings, we will become an unsecured creditor in those proceedings with a claim equal to our exposure at that time under the capped call transactions with such Option Counterparties. Our exposure will depend on many factors but, generally, an increase in our exposure will be correlated to an increase in the market price and in the volatility of our common stock. In addition, upon a default by an Option Counterparties, we may suffer more dilution than we currently anticipate with respect to our common stock. We can provide no assurance as to the financial stability or viability of the Option Counterparties.

Risks Related to Ownership of Our Common Stock

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales could occur, could reduce the market price of our common stock.

Sales of a substantial number of shares of our common stock in the public market, or the perception that such sales could occur, could adversely affect the market price of our common stock. We are unable to predict the effect that such sales may have on the prevailing market price of our common stock.

We may issue common stock or equity securities senior to our common stock in the future for a number of reasons, including to finance our operations and growth plans, to adjust our ratio of debt-to-equity, to satisfy our obligations upon the exercise of options or for other reasons. Future sales or issuances of shares of our common stock or other equity securities, or the availability of shares of common stock or such other equity securities for future sale or issuance may negatively affect the trading price of our common stock. No prediction can be made as to the effect, if any, that future sales or issuance of shares of our common stock or other equity or equity-linked securities will have on the trading price of our common stock and, in turn, the Convertible Notes.

The market price for our common stock could be volatile, which could result in substantial losses for purchasers of our common stock and subject us to securities class action litigation.

The market price of our common stock could be subject to significant fluctuations. The price of our stock may change in response to fluctuations in our results of operations in future periods and also may change in response to other factors, including factors specific to companies in our industry, many of which are beyond our control. As a result, our share price may experience significant volatility and may not necessarily reflect the value of our expected performance. Among other factors that could affect our stock price are:

- changes in laws or regulations applicable to our industry or offerings;

- speculation about our business in the press or the investment community;

- price and volume fluctuations in the overall stock market;

- volatility in the market price and trading volume of companies in our industry or companies that investors consider comparable;

- share price and volume fluctuations attributable to inconsistent trading levels of our shares;

- our ability to protect our intellectual property and other proprietary rights and to operate our business without infringing, misappropriating or otherwise violating the intellectual property and other proprietary rights of others;

- sales of our common stock by us or our significant stockholders, officers and directors;

- success of competitive products or services;

- the public's response to press releases or other public announcements by us or others, including our filings with SEC, announcements relating to litigation or significant changes to our key personnel;

- the effectiveness of our internal controls over financial reporting;

- changes in our capital structure or dividend policy, including as a result of future issuances of securities, sales of large blocks of common stock by our stockholders, potential resales of a substantial number of additional shares of common stock received upon conversion of the Convertible Notes, or our incurrence of debt;

- our entry into new markets;

- tax developments in the U.S., Europe or other markets;

- strategic actions by us or our competitors, such as acquisitions or restructurings;

- changes in accounting principles;

- geopolitical, macroeconomic and other market conditions unrelated to our operating performance or the operating performance of our competitors, a pandemic or other epidemic, the military conflict in Ukraine-Russia war, conflict in the Middle East, attacks on a shipping lane in the Red Sea and inflation and interest rates; and

- the other factors described in this "Risk Factors" section.

Further, in recent years the U.S. securities markets have experienced significant price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many companies. These fluctuations often have been unrelated or disproportionate to the operating performance of those companies. In addition, the stock prices of many renewable energy companies have experienced wide fluctuations that have often been unrelated to the operating performance of those companies. These broad market and industry fluctuations, as well as general economic, political and market conditions such as recessions, interest rate changes or international currency fluctuations, may cause the market price of our common stock to decline.

In addition, in the past, class action litigation has often been instituted against companies whose securities have experienced periods of volatility in market price. Securities litigation brought against us following volatility in our stock price, regardless of the merit or ultimate results of such litigation, could result in substantial costs, which would harm our financial condition and operating results and divert management's attention and resources from our business.

We have issued and may in the future issue preferred stock whose terms could adversely affect the voting power or value of our common stock.

The certificate of incorporation governing our Series A Shares (as defined below) authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such designations, preferences, limitations and relative rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. The terms of one or more classes or series of preferred stock could adversely impact the voting power or value of our common stock. For example, we might grant holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock.

Provisions in our certificate of incorporation and bylaws, may have the effect of delaying or preventing a change of control or changes in our management.

Our certificate of incorporation and bylaws contain provisions that could depress the trading price of our common stock by discouraging, delaying or preventing a change of control of our Company or changes in our management that the stockholders of our Company may believe advantageous. These provisions include:

- authorizing "blank check" preferred stock that our board of directors could issue to increase the number of outstanding shares to discourage a takeover attempt;

- providing for a classified board of directors with staggered, three-year terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

- not providing for cumulative voting in the election of directors, which limits the ability of minority stockholders to elect director candidates;

- limiting the ability of stockholders to call a special stockholder meeting;

- prohibiting stockholders from acting by written consent;

- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings;

- the removal of directors only for cause and only upon the affirmative vote of the holders of at least 66 2/3% in voting power of all the then-outstanding shares of our common stock of entitled to vote thereon;

- providing that our board of directors is expressly authorized to amend, alter, rescind or repeal our bylaws; and

- requiring the affirmative vote of holders of at least 66 2/3% of the voting power of all of the then outstanding shares of common stock to amend provisions of our certificate of incorporation relating to the management of our business, our board of directors, stockholder action by written consent, calling special meetings of stockholders, competition and corporate opportunities, Section 203 of the Delaware General Corporation Law, forum selection and the liability of our directors, or to amend, alter, rescind or repeal our bylaws.

In addition, we are not governed by the provisions of Section 203 of the DGCL, which generally prohibits a Delaware corporation from engaging in a broad range of business combinations with any "interested" stockholder for a period of three years following the date on which the stockholder becomes an "interested" stockholder.

Furthermore, our certificate of incorporation provides that the federal district courts of the U.S. is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Exchange Act.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the DGCL, our certificate of incorporation or our bylaws; any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or our bylaws; any action asserting a claim against us that is governed by the internal affairs doctrine; or any action asserting an "internal corporate claim" as defined in Section 115 of the DGCL. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could materially and adversely affect our business, financial condition, and results of operations.

We do not intend to pay any cash distributions or dividends on our common stock in the foreseeable future.

We have never declared or paid any distributions or dividends on our common stock, except the special distribution described below. We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt instruments and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant. As a result, capital appreciation in the price of our common stock, if any, may be your only source of gain on an investment in our common stock.

General Risk Factors

Changes in laws and regulations, including changes to tax laws, or regulations that are applied adversely to us or our customers could materially adversely affect our business, financial condition, results of operations and prospects.

Laws and regulations continually change as new legislation is passed and new interpretations of the law are issued or applied. Laws and regulations, such as changes in corporate tax rates, tax incentives for renewable energy projects, the realization of net deferred tax assets relating to our U.S. operations, the taxation of foreign earnings, and the deductibility of expenses under future tax reform legislation could have a material impact on the value of our deferred tax assets, could result in significant one-time charges in the current or future taxable years, and could increase our future U.S. tax expense, which could have a material adverse effect on our business, financial condition, results of operations, and prospects.

The European Union member states enacted the OECD Pillar Two Directive that generally provides for a 15% minimum tax rate. The first European Directive for certain aspects of Pillar Two went into effect on January 1, 2024 and the Undertaxed Profits Rule aspect of Pillar Two went into effect on January 1, 2025. It is uncertain whether the U.S. will enact legislation to adopt Pillar Two, however, certain countries in which we operate have adopted legislation which could have a negative impact on future income tax expense.

Economic, political and market conditions could adversely effect on our business, results of operations and financial condition, including our revenue growth and profitability, which in turn could adversely affect our stock price.

Macroeconomic developments such as the global or regional economic effects resulting from the current Russia-Ukraine war and current Middle East instability (including the Israel-Hamas conflict and disruptions in the transportation of goods through the Suez canal and to shipping in the Red Sea), inflation and related economic curtailment initiatives, evolving trade policies between the U.S. and international trade partners, or the occurrence of similar events in other countries that lead to uncertainty or instability in economic, political or market conditions could negatively affect our business, operating results, financial condition and outlook, which, in turn, could adversely affect our stock price. Political issues and conflicts could have a material adverse effect on our results of operations and financial condition if they escalate into geographies in which we do business or obtain our components. A local conflict, such as the Ukraine-Russian war or the Middle East instability, could also have a significant adverse impact on regional or global macroeconomic conditions, give rise to regional instability or result in heightened economic tariffs, sanctions and import export restrictions in a manner that adversely affects us, including to the extent that any such actions cause material business interruptions or restrict our ability to conduct business with certain suppliers. Additionally, such conflict or sanctions may significantly devalue various global currencies and have a negative impact on economies in geographies in which we do business. Any general weakening of, and related declining corporate confidence in, the global economy could cause current or potential customers to reduce or eliminate their budgets and spending, which could cause customers to delay, decrease or cancel projects with us which would have a negative effect on our business, operating results and financial condition.

Our business is subject to the risks of severe weather events, natural disasters and other catastrophic events.

Our customers and suppliers are located in the U.S. and around the world. A severe weather event or other catastrophe could significantly impact our supply chain by causing delays in the shipping and delivery of our materials, components and products which may, in turn, cause delays in our customers' solar projects. Our customers' ability to install solar energy systems is also affected by weather, such as during the winter months.

Any damage and disruption in any locations in which our customers have solar projects which are caused by severe weather events (such as extreme cold weather, hail, hurricanes, tornadoes and heavy snowfall), seismic activity, fires, floods and other natural disasters or catastrophic events could result in a delay or even a complete cessation of our worldwide or regional operations and could cause severe damage to our products and equipment used in our solar projects. Even if our tracker products are not damaged, severe weather, natural disasters and catastrophic events may cause damage to the solar panels that are mounted to our tracker products, which could result in decreased demand for our products, loss of customers and the withdrawal of coverage for solar panels and solar tracking systems by insurance companies. Any of these events would negatively impact our ability to deliver our products and services to our customers and could result in reduced demand for our products and services, and any damage to our products and equipment used for our solar projects could result in large warranty claims which could, individually or in the aggregate, exceed the amount of insurance available to us, all of which would have a material adverse effect on our financial condition and results of operations. These events may increase in frequency and severity due to the effects of climate change.

The severity and duration of public health threats could materially impact our business, financial condition, and results of operations.

The extent to which public health threats (including pandemics such as COVID-19 or similarly infectious diseases) could impact us in the future is highly uncertain and unpredictable, and will depend largely on subsequent developments, including but not limited to (i) the severity and duration of any public health threat, (ii) measures taken to contain the spread of any public health threat, such as restrictions on travel and gatherings of people and temporary closures of or limitations on businesses and other commercial activities, (iii) the timing and nature of policies implemented by governmental authorities, and (iv) any future variants of the public health threat, which may surge over time. As a result of any public health threat and any related containment measures, we, our suppliers, or customers may be subject to significant risks, including to supply chain and business operations, which have the potential to materially and adversely impact our business, financial condition, and results of operations.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risk Management and Strategy

Our commercial success depends on developing, implementing, and maintaining robust cybersecurity measures to safeguard our information systems and protect the confidentiality, integrity and availability of our data. Accordingly, we have adopted processes designed to identify, assess and mange material risks from cybersecurity threats.

Managing Material Risks & Integrated Enterprise Risk Management

We are working to strategically integrate cybersecurity risk management into our broader enterprise risk management program to promote a company-wide culture of cybersecurity risk management. Our enterprise risk management project team is working closely with our IT department to evaluate and address cybersecurity risks in alignment with our business objectives and operational needs while building out a framework to monitor those risks and integrate objectives into our broader strategic plan.

Engaging Third Parties on Risk Management

Given the complexity and evolving nature of cybersecurity threats, we have engaged a range of external experts, including cybersecurity assessors, consultants, and auditors in evaluating, testing, and improving our risk management systems. These partnerships enable us to leverage specialized knowledge and insights and includes regular audits, threat assessments, and consultation on security enhancements.

Overseeing Third Party Risk

The need to govern third party service providers and vendors poses significant challenges, and as a result we have implemented processes to oversee and manage these risks. Our procedures contemplate conducting security assessments of all third-party providers that are proportional to the risks present, ideally before or soon after engagement, and periodically thereafter, in order to mitigate risks related to data breaches or other security incidents originating from third parties.

Risks from Cybersecurity Threats

We have not encountered cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition, although we cannot rule out that a cyber-attack in the future could materially affect our ability to operate.

Governance

Our board of directors is aware of the critical nature of managing risks associated with cybersecurity threats. In recognition of the significance of these threats to our operational integrity and shareholder confidence, our board of directors has established oversight mechanisms to ensure effective governance in managing risks associated with cybersecurity threats.

Board of Directors Oversight

The Nominating and Corporate Governance Committee of our board of directors bears primary responsibility for oversight of cybersecurity risks. The Nominating and Corporate Governance Committee is briefed on cybersecurity risks at least once each year and any material cybersecurity incidents by our chief information officer and our chief financial officer, as further described below. The Nominating and Corporate Governance Committee is composed of directors equipped with diverse skills needed to oversee the difference facets of cybersecurity risks effectively, including risk management, public company leadership, innovation and technology, corporate governance and finance.

Management's Role Managing Risk

The chief information officer and the chief financial officer are responsible for updating the Nominating and Corporate Governance Committee on cybersecurity risks and our mitigation strategies. They provide quarterly updates to the Nominating and Corporate Governance Committee, as well as comprehensive briefings at least once per year and appropriate briefings during any potentially material cybersecurity incident. These briefings encompass a broad range of topics, including:

- results of internal assessments and audits by third parties;
- the current cybersecurity landscape and emerging threats;
- the status of ongoing cybersecurity initiatives and strategies;
- incident reports and lessons learned from any cybersecurity events; and
- compliance with regulatory requirements and industry standards.

In addition to regular scheduled meetings, the Nominating and Corporate Governance Committee, our chief information officer and our chief executive officer maintain an ongoing dialogue regarding emerging or potential cybersecurity risks. Together, they receive periodic updates on significant developments in the cybersecurity landscape to support proactive and responsive board oversight. The Nominating and Corporate Governance Committee actively participates in strategic decisions related to cybersecurity, reviewing and offering guidance on major initiatives and any potentially material cybersecurity incident. This involvement ensures that cybersecurity considerations are integrated into our broader strategic objectives.

Risk Management Personnel

Primary responsibility for assessing, monitoring and managing our cybersecurity risks rests with the chief information officer, Jovan Kangrga. Mr. Kangrga has managed cybersecurity and information security at Array for the past five years and has over 14 years of total experience as an information technology executive for publicly listed companies. Mr. Kangrga holds B.S. degrees in finance and computer science from Arizona State University as well as a M.B.A. from Western International University. He manages a team with over 40 years of combined experience in cybersecurity. Our chief information officer reports to our chief financial officer, and both our are responsible for updating the chief executive officer, the Nominating & Corporate Governance Committee, and our board of directors on cybersecurity issues.

Ongoing Education and Monitoring

The chief information officer leads our cybersecurity team, which remains current with the latest developments in cybersecurity, including potential threats and innovative risk management techniques. This ongoing education is crucial for the effective prevention, detection, mitigation and remediation of cybersecurity threats and incidents. The chief information officer implements and oversees processes for the regular monitoring of our information systems. This includes the deployment of advanced security measures and regular system audits, including penetration testing, to identify potential vulnerabilities. In the event of a cybersecurity incident, we are equipped with a well-defined incident response plan. This plan includes immediate actions to mitigate the impact and long-term strategies for remediation and prevention of future incidents.

Reporting to the Board of Directors

The chief information officer regularly informs the chief financial officer and chief executive officer of all significant aspects related to cybersecurity risks and incidents. This ensures that the highest levels of management are kept abreast of the cybersecurity posture and potential significant risks facing the Company. Furthermore, significant cybersecurity matters, and strategic risk management decisions are escalated to the Nominating and Corporate Governance Committee of our board of directors and, in certain cases, the board itself, ensuring that they have comprehensive oversight and can provide guidance on any potentially material cybersecurity incident.

Item 2. Properties

To support our global operations, we occupy approximately 3.8 million square feet of office, manufacturing and warehouse space - primarily located in the U.S., Spain and Brazil.

Our corporate headquarters are located in Albuquerque, New Mexico and consists of approximately 11,600 square feet of office space and approximately 58,000 square feet of manufacturing, warehousing and shipping facilities - all of which we own. We also lease approximately 74,000 square feet of office space in Chandler, Arizona for our corporate staff. To conduct our U.S. domestic warehousing operations, we lease approximately 1,400,000, 465,000, 337,000, 300,000, 180,000, 154,000, and 114,000 square feet of space in KS, TN, OH, TX, NV, AZ, and NM, respectively.

To support our international operations, in Spain, we own approximately 2,000 square feet office space and lease approximately 11,000 square feet for our STI corporate staff. In Brazil we lease approximately 11,000 square feet of office space. To conduct our international manufacturing and warehouse operations, in Spain, we own approximately 27,000 square feet and lease approximately 40,000 square feet and in Brazil we lease approximately 783,000 square feet of space. In the rest of the world, we lease approximately 2,000 square feet of office space for sales and technical support employees.

We believe our existing facilities are in good condition and are sufficient and suitable for the conduct of our business for the foreseeable future. To the extent our needs change as our business grows, we expect that additional space and facilities will be available.

Item 3. Legal Proceedings

Refer to Note 16 – Commitments and Contingencies in the accompanying notes to the consolidated financial statements for information regarding legal proceedings in which we are involved. In addition to the lawsuits described in Note 16 to our consolidated financial statements, from time to time we may be involved in claims arising in the ordinary course of business. To our knowledge, other than the cases described in Note 16 to our consolidated financial statements, no material legal proceedings, governmental actions, investigations or claims are currently pending against us or involve us that, in the opinion of our management, could reasonably be expected to have a material adverse effect on our business and financial condition.

Item 4. Mine Safety Disclosures

Not applicable.

<p style="text-align:center">**PART II**</p>

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

Our common stock is traded on the Nasdaq Global Market under the symbol "ARRY."

Holders of Record

As of February 24, 2025, there were approximately six stockholders of record of our common stock, which does not include shares held in street name.

Dividend Policy

We have never declared or paid any distributions or dividends on our common stock, except the special distribution paid to ATI Investment Parent, LLC ("Former Parent") upon the closing of our initial public offering ("IPO"). We currently intend to retain any future earnings and do not expect to pay any cash distributions or dividends on our common stock in the foreseeable future. Any future determination to declare cash distributions or dividends will be made at the discretion of our board of directors, subject to applicable laws and provisions of our debt agreements and organizational documents, after taking into account our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

We also have a series of preferred stock, the Series A Shares, that accrues dividends in kind until the fifth anniversary of the initial closing of the Series A Shares issuance, August 11, 2026. Following August 11, 2026, dividends are payable only in cash. For more information regarding Series A Shares dividends, see Note 12 – Redeemable Perpetual Preferred Stock.

Securities Authorized for Issuance Under Our Equity Compensation Plans

Information regarding securities authorized for issuance under our equity compensation plans is incorporated herein by reference to Item 12., "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" of Part III of this Annual Report on Form 10-K.

Stock Performance Graph

The following graph compares the cumulative total return on our common stock since the date of our IPO, in October 2020, with (i) the cumulative total returns of the Russel 2000 Index and (ii) a customized peer group of four companies (Enphase Energy, Solaredge Technologies, Shoals Technologies Group and FTC Solar). The graph assumes an investment of $100 (including reinvestment of dividends) is made in Array's common stock, the Russel 2000 Index and the peer group on October 15, 2020, and tracks the results through December 31, 2024. Past stock performance as shown in the graph is not necessarily indicative of future stock price performance.

COMPARISON OF 50 MONTH CUMULATIVE TOTAL RETURN*
Among Array Technologies, Inc., the Russell 2000 Index,
and a Peer Group



*$100 invested on 10/15/20 in stock or index, including reinvestment of dividends. Fiscal year ending December 31.

Recent Sales of Unregistered Equity Securities

None.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Reserved

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations

This Management's Discussion and Analysis of Financial Condition and Results of Operations should be read in conjunction with our financial statements and the related notes and other financial information included in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results and timing of selected events may differ materially from those anticipated in these forward-looking statements as a result of many factors, including those discussed under the sections of this Form 10-K captioned "Forward-Looking Statements" and "Risk Factors."

Overview

We are a leading global provider of solar tracking technology to utility-scale and distributed generation customers, who construct, develop and operate solar PV sites. With solutions engineered to withstand the harshest weather conditions, ARRAY's high-quality solar trackers, software platforms and field services combine to maximize energy production and deliver value to our customers for the entire lifecycle of a project.

Trackers move solar panels throughout the day to maintain an optimal orientation to the sun, which significantly increases their energy production. Solar energy projects that use trackers typically generate more energy and deliver a lower LCOE than projects that use "fixed tilt" mounting systems, which do not move. The vast majority of ground mounted solar systems in the U.S. use trackers.

Our flagship tracker uses a patented design that allows one motor to drive multiple rows of solar panels through articulated driveline joints. To avoid infringing on our U.S. patent, our competitors must use designs that we believe are inherently less efficient and reliable. For example, our largest competitor's design requires one motor for each row of solar panels. As a result, we believe our products have greater reliability, lower installation costs, reduced maintenance requirements and competitive manufacturing costs. Our core U.S. patent is on a linked-row, single-driving apparatus that rotates a plurality of tracker rows connected by an articulating drive shaft. This patent does not expire until February 5, 2030.

With our acquisition of STI in January 2022, we added a dual-row tracker design to our product portfolio. This tracker uses one motor to drive two connected rows and is ideally suited for sites with irregular and highly angled boundaries or fragmented project areas. To offer a comprehensive set of solutions to the growing market, in September of 2022, we also introduced a third tracker product, OmniTrack, which requires significantly less grading and civil works permitting prior to installation in addition to accommodating uneven terrain. This suite of products extends our target applications and ability to deliver the best utility-scale solar tracker solutions to the market.

We sell our products to EPCs that build solar energy projects and to large solar developers, independent power producers and utilities, often under master supply agreements or multi-year procurement contracts. During the year ended December 31, 2024, we derived 70% and 30% of our revenues from customers in the U.S. and the rest of the world, respectively. As of December 31, 2024, we had shipped approximately 83 gigawatts of trackers to customers worldwide.

Acquisition of STI Norland

On January 11, 2022, we completed our acquisition of STI, which resulted in the Company owning 100% of the equity interests in STI.

Similar to Array Legacy Operations, the STI Operations generate revenue through the design, manufacture and sale of utility-scale solar tracker systems to customers in global markets that include Spain, Brazil, the U.S. and South Africa. The integration of STI has allowed us to accelerate our international expansion and better address rising global demand for utility-scale solar projects, particularly in developing countries in Latin America and Africa.

Factors Affecting Results of Operations

Project Timing

Because we recognize revenue on projects as legal title to equipment is transferred from us to the customer, any delays in large projects from one quarter to another for any reason may cause our results of operations for a particular period to fall below expectations and make the timing of revenue difficult to forecast. Our end-users' ability to install solar energy systems has been affected by a number of factors including:

- *Weather.* Inclement weather can affect our customers' ability to install their systems, particularly in the northeastern U.S., Europe and Brazil. In addition, weather delays can adversely affect our logistics and operations by causing delays in the shipping and delivery of our materials.

- *The interest rate environment.* As interest rates rose in 2022 and 2023, we saw customers looking to renegotiate power purchase agreements to improve project returns. Any unexpected or protracted negotiation can cause installation delays and delay our ability to recognize revenue relating to the relevant projects. In addition, we had customers delay planned installations in anticipation of interest reductions and more favorable project financing conditions later in 2024. While the Federal Reserve made the decision to lower the target interest rate by 0.5% in October 2024 the timing of any positive impact the lower rate may have on project timing remains uncertain, particularly in light of the Federal Reserve's decision not to lower the target interest rate further in January 2025.

- *Availability of necessary equipment.* We have a broad portfolio of customer relationships including presence with most Tier 1 utilities in the U.S. Each utility has unique specifications for access to its grid, which is generally not consistent across the industry. As the supply of renewables projects has increased, severe shortages and long lead-times in the supply of switches, transformers and high-voltage breakers used in the interconnection of utility scale solar power plants to the grid, has affected the timing and completion of these projects, including for some of our customers.

- *Macroeconomic factors.* There has been a rapid depreciation of the Brazilian Real in conjunction with existing pricing pressures on energy in the Brazilian market. Due to these dynamics, the economic cases for the power purchase agreements, or PPAs, for many solar projects have become less attractive for our customers. Many of the developers in Brazil of these projects are continuing signaling delays as they renegotiate the pricing of these PPAs. In addition, our results will also be impacted by tax incentives we can recognize, for example the Brazil value-added tax benefit, Imposto sobre Circulação de Mercadorias e Servicos ("ICMS"), which will discontinue in 2033.

- *Local permitting.* If our customers cannot receive permitting for their projects, they are unable to begin and ultimately complete them in a timely manner. A dramatic increase in solar and battery storage sites has increased the average permitting time in many geographies in which our customers operate.

Research and Development

We incur R&D costs during the process of researching and developing new products and significant enhancements to existing products. R&D costs are a subset of our total engineering spend and consist primarily of personnel-related costs associated with our team of internal engineers, third-party consultants, materials and overhead. We expense these costs as incurred prior to a respective product being ready for commercial production. Total engineering expense was $17.0 million, $16.7 million and $11.8 million during the years ended December 31, 2024, 2023 and 2022, respectively, of which $6.7 million, $8.5 million and $4.2 million were related to R&D activities we performed during the same period, respectively.

Impact of IRA

While solar power is cost-competitive with conventional forms of generation in many U.S. states even without the ITC, we believe step-downs in the ITC have influenced the timing and quantity of some customers' orders. With the passage of the IRA in August 2022, the ITC was raised to 30% with no step downs before 2032. Accordingly, we do not anticipate the ITC rate to impact our seasonality during that timeframe.

Section 45X Credit

After a period of uncertainty, on October 24, 2024, U.S. Department of Treasury and the IRS issued final regulations on the section 45X manufacturing tax credit that largely adopted the statutory definitions of torque tube and structural fasteners, which we have determined apply to our components. Beginning in late 2023 and continuing through 2024 and into 2025, we have successfully negotiated, and we continue to successfully negotiate, agreements with key suppliers around sharing the economic benefits of section 45X credits associated with torque tube and structural fasteners. We continue to pursue additional agreements for splitting the economic benefits of section 45X with suppliers for parts we do not manufacture internally. In addition, during the second quarter of 2024, we concluded that certain parts manufactured by the Company qualify for the section 45X advanced production credits. Refer to Note 2 – Summary of Significant Accounting Policies in the accompanying notes to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion on how we account for these incentives and amounts recognized for the periods presented.

Domestic Content Safe Harbor Guidance

The IRS issued Notice 2023-38 in May of 2023 setting forth guidance on the domestic content bonus tax credits under the IRA. Uncertainties still exist under this guidance, like whose costs would be used (the manufacturer's cost, a vendor's cost to acquire, etc.) and how to define manufactured product components associated with trackers. In May of 2024, the IRS issued Notice 2024-41 setting forth further guidance on the domestic content bonus tax credits, including a safe harbor method for calculating domestic content percentages. On January 16, 2025, the IRS released Notice 2025-08, modifying Notice 2023-38 and Notice 2024-41 as well as introducing an updated elective safe harbor method for use in lieu of provisions of the adjusted percentage rule provided in Notice 2023-38 for calculating the domestic content bonus credit amounts applicable for certain qualified facilities and energy projects. Notice 2024-41 and Notice 2025-08 and the updated definitions described therein have clarified some pre-existing uncertainty in the industry, but they have also introduced uncertainties of their own. These uncertainties have and could continue to cause our customers to delay projects as they navigate the existing guidance in qualifying for the tax credit and possibly wait for further clarity.

Structured Cost Management

We actively manage the risk from certain types of customer contracts, including, for example, multi-year contracts that require fixed pricing or pricing tied to certain commodity indices. Depending on the totality of the circumstances and our ability to mitigate risk, we may or may not pursue such contractual arrangements. Where we decline, this may have the effect of driving certain customers or projects to our competitors. We believe this is the right way to manage a high-quality portfolio and drive consistent margins over time.

Impact of the Ongoing Russian-Ukraine War

The ongoing Russian-Ukraine war has reduced the availability of material that can be sourced in Europe and, as a result, increased logistics costs for the procurement of certain inputs and materials used in our products. We do not know the ultimate severity or duration of the conflict, but we continue to monitor the situation and evaluate our procurement strategy and supply chain as to reduce any negative impact on our business, financial condition, and results of operations.

Impact of Disruption of Key Shipping Lines, i.e. Attacks on Shipping in the Red Sea

The disruption of container shipping traffic through the Red Sea has created port congestion, especially in Asia, affecting transit times, capacity, and shipping costs for routes connecting the rest of the world with Asia. Many shipping companies have paused shipments through the Suez Canal and the Red Sea causing rerouting of commercial vessels. To address the challenges arising from prolonged transit times, we have increased our local sourcing efforts where feasible within certain regions. These measures aim to reduce delays to get the product to project sites on time. There is still uncertainty on how long these disruptions and the severity of their impact on our operations will last, but we continue to monitor the situation and evaluate our procurement and supply chain strategies, as to reduce any negative impact on our business, financial condition, and results of operations.

Inflation

Inflationary pressure may continue to negatively impact our results of operations in the near-term. To mitigate the inflationary pressures on our business, despite our ASPs decreasing due to the current deflationary environment for commodities like steel, we have continued to accelerate our productivity initiatives, expanded our supplier base, and continued to execute on our overhead cost containment practices.

Impact of AD/CVD Petitions and Determinations

On August 18, 2023, the U.S. Department of Commerce issued final affirmative determinations of circumvention with respect to certain CSPV cells and modules produced in Cambodia, Malaysia, Thailand and Vietnam using parts and components from China. As a result, certain CSPV cells and modules from Cambodia, Malaysia, Thailand and Vietnam are now subject to AD/CVD orders on CSPV cells and modules from China that have been in place since 2012. Subject to certain certification and utilization conditions, imports of CSPV cells and modules covered by the circumvention determinations that entered the U.S. during the two-year period prior to June 6, 2024 were not subject to AD/CVD cash deposit or duty requirements. Imports of CSPV cells and modules from the four Southeast Asian countries covered by the circumvention determination that entered the U.S. on or after June 6, 2024 are subject to AD/CVD cash deposit requirements of the China AD/CVD orders and, possibly, final AD/CVD duty liability. Cash deposit rates for CSPV modules covered by the China AD/CVD orders vary significantly depending on the producer and exporter of the modules and may amount to over 250% of the entered value of the imported merchandise.

While we do not sell solar modules, the degree of our exposure is dependent on, among other things, the impact of the AD/CVD orders on the projects that are also intended to use our products, with such impact being largely out of our control. We have seen a number of projects in our order book delayed as a result of the USDOC investigation, and effective enforcement of the AD/CVD orders could negatively impact our results of operations.

U.S. Trade Policy and Executive Orders

On February 1, 2025, the President Trump issued three executive orders directing the U.S. to impose new tariffs on imports from Canada, Mexico, and China, to take effect on February 4, 2025, and on February 3,

2025, President Trump announced his intention to pause these tariffs on Canada and Mexico for a one-month period. The tariffs impose an additional 25% *ad valorem* rate of duty on all imports from Canada and Mexico (other than imports of Canadian energy resources exports, which are subject to a 10% *ad valorem* rate of duty) and an additional 10% *ad valorem* rate of duty on all imports from China. We are currently evaluating the potential impact of the imposition of the announced tariffs to our business and financial condition. While we do not believe that the tariffs announced by the U.S. on February 1, 2025 will have a material adverse effect upon our results of operations, financial condition, or liquidity, the actual impact of the new tariffs is subject to a number of factors including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any countermeasures that the target countries may take and any mitigating actions that may become available.

Foreign Currency Translation

For non-U.S. subsidiaries that operate in a local currency environment, assets and liabilities are translated into U.S. dollars at period end exchange rates. Income, expense and cash flow items are translated at average exchange rates prevailing during the period. For non-U.S. subsidiaries that operate in a U.S. dollar functional currency, local currency inventories and property, plant and equipment are translated into U.S. dollars at rates prevailing when acquired, and all other assets and liabilities are translated at period-end exchange rates. Income and expense items are translated at average exchange rates prevailing during the period. Gains and losses which result from remeasurement are included in earnings.

Concentrations of Major Customers

Our customer base consists primarily of large solar developers, independent power producers, utilities and EPCs. We do not require collateral on our accounts receivable.

At December 31, 2024, our largest customer and five largest customers accounted for 9.0% and 31.0%, respectively, of total accounts receivable. At December 31, 2023, our largest and five largest customers constituted 2.7% and 29.6% of trade accounts receivable, respectively.

During the year ended December 31, 2024, two customers accounted for 15.6% and 11.9%, respectively, of total revenue. During the year ended December 31, 2023, one customer accounted for 13.4% of total revenue. During the year ended December 31, 2022, two customers accounted for 11.8% and 10.6%, respectively, of total revenue.

Further, our accounts receivable are from companies within the solar industry and, as such, we are exposed to normal industry credit risk. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

Performance Measures

In managing our business and assessing financial performance, we supplement the information provided by the financial statements with other operating metrics. These operating metrics are utilized by our management to evaluate our business, measure our performance, identify trends affecting our business and formulate projections. The primary operating metric we use to evaluate our sales performance and to track market acceptance of our products is megawatts ("MWs") shipped, and specifically the change in MWs shipped from period to period. MWs are measured for each individual project and are calculated based on the respective projects' expected megawatt output once installed and fully operational.

We also utilize metrics related to price and cost of goods sold per MW, including average selling price ("ASP") and cost per watt ("CPW"). ASP is calculated by dividing total applicable revenues by total applicable MWs, whereas CPW is calculated by dividing total applicable costs of goods sold by total applicable MWs. These metrics enable us to evaluate trends in pricing, manufacturing cost and customer profitability.

Key Components of Our Results of Operations

The following discussion describes certain line items in our consolidated statements of operations.

Revenue

We generate revenue from the sale of solar tracking systems, parts, software and services. Our customers include EPCs, utilities, solar developers and independent power producers. For each individual solar project, we enter into a contract with our customers covering the price, specifications, delivery dates and warranty for the products being purchased, among other things. Our contractual delivery period for the tracker system and parts can vary from days to several months. Contracts can range in value from hundreds of thousands to tens of millions of dollars.

Our revenue is affected by changes in the volume and ASPs of solar tracking systems purchased by our customers. The quarterly volume and ASP of our systems is driven by the supply of, and demand for, our products, changes in project mix between module type and wattage, geographic mix of our customers, strength of competitors' product offerings, commodity prices and availability of government incentives to the end-users of our products.

Our revenue growth is dependent on continued growth in the size and number of solar energy projects installed each year as well as our ability to maintain market share in each geography in which we compete, expand our global footprint to new and evolving markets, grow our production capabilities to satisfy demand and continue to develop and introduce new and innovative products that integrate emerging technologies and the performance requirements of our customers.

A majority of our revenue is recognized over time as work progresses, and for single performance obligations, we use an input measure, the cost-to-cost method, to determine progress. We review and update the contract related estimates on an ongoing basis and recognize adjustments for any project specific facts and circumstances that could impact the measurement of the extent of progress, such as the total costs to complete the contracts, under the cumulative catch-up method. Due to the relatively short duration of our outstanding performance obligations, and our ability to estimate the remaining costs to be incurred, which are substantially all material costs covered under our material supply agreements with our suppliers, we have not recorded any material catch-up adjustments for the periods presented that would have impacted revenues or EPS related to revisions in our measurement of remaining progress of our performance obligations.

Cost of Revenue and Gross Profit

Cost of product and service revenue consists primarily of product costs, including raw materials, purchased components, net of any incentives or rebates earned from our suppliers, salaries, wages and benefits of manufacturing personnel, freight, tariffs, customer support, product warranty, amortization of developed technology, and depreciation of manufacturing and testing equipment. Our product costs are affected by (i) the underlying cost of raw materials, including steel and aluminum, (ii) component costs, including electric motors and gearboxes, (iii) technological innovation, and (iv) economies of scale and improvements in production processes and automation. We may experience disruptions to our supply chain and increased material and freight costs like those experienced in 2021 and 2022 during the COVID-19 pandemic. When possible, we modify our production schedules and processes to mitigate the impact of these disruptions and cost increases on our margins. We do not currently hedge against changes in the price of our raw materials.

Gross profit may vary from quarter to quarter and is primarily affected by our volume, ASPs, product costs, project mix, customer mix, geographical mix, commodity prices, logistics rates, warranty costs, and seasonality. Gross profit will also be impacted by tax incentives we can recognize, for example ICMS value added tax benefits in Brazil, which will discontinue in 2033.

Operating Expenses

General and administrative expense consists primarily of salaries, benefits, and equity-based compensation related to our executive, sales, engineering, finance, human resources, information technology, and legal personnel, as well as travel, facility costs, marketing, bad debt provision, and professional fees. The majority of our sales in 2024, 2023, and 2022, were in the U.S.; however, in January 2022, we expanded our international operations with the STI Acquisition. We currently have a sales presence in the U.S., Spain, Brazil, South Africa and Australia. We intend to continue to expand our sales presence and marketing efforts to additional countries.

Contingent consideration consists of the changes in fair value of the tax receivable agreement ("TRA") entered into with a former indirect stockholder, concurrent with the acquisition of Patent LLC by Former Parent. The TRA liability was recorded at fair value as of July 8, 2016 (the "Patent Acquisition Date") and subsequent changes in the fair value are recognized in earnings. For discussion and analysis of the TRA see Note 16 – Commitments and Contingencies.

Depreciation consists of costs associated with property, plant and equipment not used in manufacturing of our products. We expect that as we continue to grow both our revenue and our general and administrative personnel, we may require some additional property, plant and equipment to support this growth resulting in additional depreciation expense.

Amortization consists of the expense recognized over the expected period of use of our customer relationships, contractual backlog, and the STI trade name intangible assets. Amortization related to certain acquired intangible assets is recorded as Total cost of revenue under the caption "Amortization of developed technology."

Non-Operating Expenses

Interest income consists of interest earned on our cash and cash equivalents balance.

Interest expense consists of interest and other charges paid in connection with our Senior Secured Credit Facility, the Convertible Notes, and Other debt held by our STI Operations.

We are subject to U.S. federal, state and non-U.S. income taxes. As we expand into additional foreign markets, we may be subject to additional foreign tax.

Reportable Segments

Subsequent to the acquisition of STI, we began reporting our results of operations in two segments; the Array legacy operating segment ("Array Legacy Operations") and the STI Operations operating segment ("STI Operations") pertaining to legacy STI operations. The segment amounts included in this Item 7. Management's Discussion and Analysis are presented on a basis consistent with our internal management reporting.

Additional information on our reportable segments is contained in <u>Note 20 – Segment and Geographic Information</u> in the accompanying notes to the consolidated financial statements.

Results of Operations

The following table sets forth our consolidated statement of operations (*in thousands*):

	Year Ended December 31,		Increase (Decrease)	
	2024	**2023**	**$**	**%**
Revenue	$ 915,807	$ 1,576,551	$ (660,744)	(42)%
Cost of revenue:				
Cost of product and service revenue	603,572	1,146,442	(542,870)	(47)%
Amortization of developed technology	14,558	14,558	—	— %
Total cost of revenue	618,130	1,161,000	(542,870)	(47)%
Gross profit	297,677	415,551	(117,874)	(28)%
Operating expenses:				
General and administrative	160,567	159,535	1,032	1 %
Change in fair value of contingent consideration	125	2,964	(2,839)	(96)%
Depreciation and amortization	36,086	38,928	(2,842)	(7)%
Long-lived assets impairment	91,904	—	91,904	100 %
Goodwill impairment	236,000	—	236,000	100 %
Total operating expenses	524,682	201,427	323,255	160 %
(Loss) income from operations	(227,005)	214,124	(441,129)	(206)%
Other (expense) income, net	(1,008)	(1,015)	7	1 %
Interest income	16,777	8,330	8,447	101 %
Foreign currency (loss) gain, net	(4,515)	(53)	(4,462)	(8419)%
Interest expense	(34,825)	(44,229)	9,404	21 %
Total other (expense) income	(23,571)	(36,967)	(13,396)	(36)%
(Loss) income before income tax expense (benefit)	(250,576)	177,157	(427,733)	(241)%
Income tax (benefit) expense	(10,182)	39,917	(50,099)	(126)%
Net income	$ (240,394)	$ 137,240	$ (377,634)	(275)%

The following table provides details on our operating results by reportable segment for the respective periods (*in thousands*):

| | Year Ended December 31, | | Increase/Decrease | |
	2024	2023	$	%
Revenue:				
Array Legacy Operations	$ 661,629	$ 1,172,827	$ (511,198)	(44)%
STI Operations	254,178	403,724	(149,546)	(37)%
Total	$ 915,807	$ 1,576,551	$ (660,744)	(42)%
Gross Profit:				
Array Legacy Operations	$ 270,031	$ 317,605	$ (47,574)	(15)%
STI Operations	27,646	97,946	(70,300)	(72)%
Total	$ 297,677	$ 415,551	$ (117,874)	(28)%

Year Ended December 31, 2024 Compared to Year Ended December 31, 2023

Revenue

Consolidated revenue for the year ended December 31, 2024 decreased by $660.7 million, or 42%, compared to the year ended December 31, 2023, primarily driven by lower revenue from Array Legacy Operations of 44% and STI Operations of 37%.

Array Legacy Operations revenue for the year ended December 31, 2024 decreased by $511.2 million, or 44%, compared to the year ended December 31, 2023. The decrease was primarily driven by approximately 39% decrease in volume shipped and a decrease of approximately 8% in average selling prices.

STI Operations revenue for the year ended December 31, 2024 decreased by $149.5 million, or 37%, compared to the year ended December 31, 2023. The decrease was primarily driven by a decrease of 12% in volume shipped, a decrease of approximately 24% in average selling prices and a foreign currency impact of approximately 4%.

Cost of Revenue and Gross Profit

Consolidated cost of revenue decreased by $542.9 million, or 47%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, in line with lower revenue, partially offset by lower input cost per watt, resulting from supply chain and engineering cost control initiatives and the realization of 45X benefits associated with torque tubes and structural fasteners by Legacy Array Operations. 45X benefits realized for the year ended December 31, 2024 were $137.8 million compared to $9.3 million for the year ended December 31, 2023.

Consolidated gross profit decreased by $117.9 million, or 28%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. Consolidated gross margin increased to 33% for the year ended December 31, 2024, as compared to 26% during the same period in the prior year.

Array Legacy Operations gross profit decreased by $47.6 million, or 15%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. Gross margin increased to 41% from 27% for the years ended December 31, 2024 and 2023, respectively. The increase in gross margin was driven the realization of 45X benefits associated with torque tubes and structural fasteners during the fiscal year. 45X benefits realized for the year ended December 31, 2024 were $137.8 million compared to $9.3 million for the year ended December 31, 2023.

STI Operations gross profit decreased by $70.3 million, or 72%, for the year ended December 31, 2024 compared to the year ended December 31, 2023. Gross margin for STI Operations decreased to 11% from 24% for the years ended December 31, 2024 and 2023, respectively, driven by a decline in average selling prices of 24%, reduction in volume of 12%, partially offset by lower costs from operational efficiencies and lower input costs.

Operating Expenses

Consolidated general and administrative expense for the year ended December 31, 2024 increased by $1.0 million compared to the same period in the prior year, primarily as a result of higher legal and professional fees of $6.3 million and an increase in facility and infrastructure costs of $0.9 million, partially offset by lower personnel expenses of $6.2 million as a result of lower stock-based compensation and headcount.

Change in the fair value of contingent consideration resulted in a gain of $0.1 million for the year ended December 31, 2024, due to the fair value remeasurement of the TRA liability, primarily driven by a decrease in the discount rates used in the valuation.

Consolidated depreciation and amortization expense decreased $2.8 million, or 7%, due to the decrease in the amortization of intangibles, as the Backlog intangible recognized as part of the STI Acquisition had a one-year life and was fully amortized as of the first quarter of 2023.

During the year ended December 31, 2024, the Company identified certain indicators of impairment, which resulted in an impairment of goodwill and long-lived assets of $327.9 million.

Other (Expense) Income, Net

Other expense was $1.0 million for both years ended December 31, 2024 and 2023. Other expense primarily consists of certain other non-income taxes and miscellaneous income/expense.

Interest Income

Consolidated interest income for the year ended December 31, 2024 increased by $8.4 million, or 101%, as compared to the prior year, due to higher cash on hand balances during 2024 and higher yields on our cash management program.

Legal Settlement

Legal settlement income in 2022 resulted from the settlement of litigation related to trade secret misappropriation, for which we received a $42.8 million settlement. The settlement is related to Nextracker's acknowledgment that an Array employee was hired in violation of his non-compete agreement, certain Array confidential information was improperly obtained, and Nextracker's behavior was wrongful. The parties concluded the matter and plan to continue their shared missions of mainstreaming clean energy worldwide. As part of the settlement, the parties agreed to treat the settlement terms as confidential except to the extent required or necessitated by law, regulation, or the corporate parties' shareholder disclosure standards.

Foreign Currency Loss

Consolidated foreign currency loss was $4.5 million during 2024 due to certain monetary assets and liabilities denominated in currencies other than the Brazilian Real, which weakened significantly during 2024. The foreign currency loss recorded during 2023 was not material.

Interest Expense

Consolidated interest expense for the year ended December 31, 2024 decreased by $9.4 million, or 21%, compared to the prior year period, primarily due to the impact of the $4.3 million and $74.3 million principal pay downs on our Term Loan Facility during 2024 and 2023, respectively. These pay downs were the result of focused efforts to decrease our outstanding debt balance with free cash flows from operations.

Income Tax Expense (Benefit)

Consolidated income tax expense (benefit) decreased by $50.1 million, or (126)%, We recorded income tax benefit of $10.2 million and an expense of $39.9 million for the years ended December 31, 2024 and 2023, respectively. The decrease in the tax expense is mostly related to the decrease in pre-tax income, which includes an impairment charge of $91.9 million for acquired intangibles and PP&E. The impairment resulted in a benefit of $31.2 million, offset by a valuation allowance against deferred tax assets of $7.2 million. In addition, the income tax expense for the year ended December 31, 2024, was favorably impacted by losses in non-U.S. jurisdictions which have higher tax rates than the U.S., additional tax credits, and reduced state income tax expense, partially offset by benefits related to excess equity-based compensation deductions and non-deductible expense. The tax expense for the year ended December 31, 2023, was favorably impacted by losses in non-U.S. jurisdictions which have higher tax rates than the U.S. and benefit from a non-US tax incentive, partially offset by non-deductible expenses.

Year Ended December 31, 2023 Compared to Year Ended December 31, 2022

A discussion and analysis covering the comparison of the year ended December 31, 2023, to the year ended December 31, 2022, is included in our annual report on Form 10-K filed with the SEC on March 22, 2023.

Liquidity and Capital Resources

Financing Transactions

Series A Shares

For more information related to the 2022 and 2021 issuances of Series A Shares, see Note 12 – Redeemable Perpetual Preferred Stock, to the accompanying consolidated financial statements.

Debt Obligations

For a discussion of our debt obligations see Note 11 – Debt, in the accompanying notes to the consolidated financial statements.

Surety Bonds

We are required to provide surety bonds to various parties as required for certain transactions initiated during the ordinary course of business to guarantee our performance in accordance with contractual or legal obligations. These off-balance sheet arrangements do not adversely impact our liquidity or capital resources. As of December 31, 2024, we posted surety bonds totaling approximately $270.9 million.

Cash Flows (in thousands)

	Year Ended December 31,	
	2024	**2023**
Net cash provided by operating activities	$ 153,980	$ 231,955
Net cash used in investing activities	(9,572)	(16,821)
Net cash (used in) provided by financing activities	(11,844)	(101,761)
Effect of exchange rate changes on cash and cash equivalent balances	(17,503)	1,806
Net change in cash and cash equivalents	$ 115,061	$ 115,179

Historically, we have financed our operations with the proceeds from operating cash flows, capital contributions and short and long-term borrowings. Our ability to generate positive cash flow from operations is dependent on the strength of our gross margins as well as our ability to quickly turn our working capital. Based on our past performance and current expectations, we believe that operating cash flows will be sufficient to meet our liquidity needs in the next 12 months and beyond.

As of December 31, 2024, our cash balance was $363.0 million, of which $36.6 million was held outside the U.S., and net working capital was $560.9 million. We had outstanding borrowings of $233.9 million under our $575 million Term Loan Facility and $172.0 million available to us under our $200.0 million Revolving Credit Facility.

We continually monitor and review our liquidity position and funding needs. Management believes that our ability to generate operating cash flows in the future and available borrowing capacity under our Senior Secured Credit Facility will be sufficient to meet our future short-term liquidity needs.

Operating Activities

For the year ended December 31, 2024, cash provided by operating activities was $154.0 million attributable to non-cash adjustments of $367.7 million, mainly consisting of goodwill and long-lived asset impairment charges, depreciation and amortization expense and equity-based compensation and a net cash inflow of $26.6 million from changes in our operating assets and liabilities, partially offset by a net loss of $240.4 million.

Investing Activities

For the year ended December 31, 2024, cash used in investing activities was $9.6 million, of which $7.3 million related to purchases of property, plant and equipment, $3.0 related to an investment in a Simple Agreement of Future Equity ("SAFE") and $11.3 million related to the cash payment to acquire certain right-of-use assets, partially offset by $12.0 million in proceeds from the sale of an equity investment in a private company.

Financing Activities

For the year ended December 31, 2024, net cash used in financing activities was $11.8 million, driven by a $4.4 million net reduction of other debt and a $4.3 million payments on our Term Loan Facility, as well as $1.4 million in TRA payments issued during the year ended December 31, 2024.

Discussion of Historical Cash Flows for Year Ended December 31, 2023 and 2022

A discussion and analysis covering historical cash flows for the year ended December 31, 2023 and 2022, is included in our annual report on Form 10-K filed with the SEC on February 28, 2024.

Contractual Obligations and Commitments

The following table summarizes our commitments to settle contractual obligations as of December 31, 2024 (in thousands):

	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
	Payments due by period				
Debt obligations, including interest	$ 692,917	$ 30,959	$ 661,958	$ —	$ —
Lease commitments (1)	28,457	5,156	6,003	6,030	11,268
Purchase obligations (2)	78,168	75,664	2,504	—	—
Other obligations (3)	2,000	—	2,000	—	—
Total	$ 801,542	$ 111,779	$ 672,465	$ 6,030	$ 11,268

(1) Represents commitments under our non-cancelable office and facility leases. The lease for our new facility in Albuquerque, New Mexico, is currently expected to commence during the fourth quarter of 2025. For further information see Note 19 – Leases. Future minimum lease payments for this facility for the initial term of the lease and the one term consecutive extension of the lease for an additional ten years are approximately $105.0 million, which have been excluded from the table above.

(2) Purchase obligations primarily relate to commitments with certain suppliers under firm purchase orders or supply agreements to purchase raw materials or parts.

(3) Other obligations represent a commitment of the Company to invest an additional $2.0 million in future SAFEs with a technology company upon the achievement of defined milestones.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with U.S. GAAP. In connection with the preparation of our consolidated financial statements, we are required to make assumptions and estimates about future events and apply judgments that affect the reported amounts of assets, liabilities, revenue, expenses and related disclosures. We base our assumptions, estimates and judgments on historical experience, current trends and other factors that management believes to be relevant at the time our consolidated financial statements are prepared. On a regular basis, we review the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. However, because future events and their effects cannot be determined with certainty, actual results could differ from our assumptions and estimates. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation, financial condition, results of operations and cash flows will be affected.

We consider an accounting policy to be critical if it requires an accounting estimate to be made based on assumptions about matters that are highly uncertain at the time the estimate is made, and if different estimates that reasonably could have been used, or changes in the accounting estimates that are reasonably likely to occur periodically, could materially impact the consolidated financial statements.

Business Combinations

We completed one business combination for an aggregate purchase price of $610.8 million during the year ended December 31, 2022. In accordance with Topic 805 Business Combinations, total consideration was first allocated to the fair value of assets acquired and liabilities assumed, with the excess being recorded as Goodwill. The fair value of the identifiable intangible assets has been estimated using the Excess Earnings Method (customer relationships and backlog) and Relief from Royalty Method (trade name). Significant inputs using the Excess Earnings Method and Level 3 inputs in the fair value hierarchy include estimated revenue, expenses based on actuals and forecast. We use our best estimates and assumptions to assign fair value to the tangible and intangible assets acquired and liabilities assumed at the acquisition date. Intangible assets have been recognized apart from goodwill whenever an acquired intangible asset arises from contractual or other legal rights, or whenever it is capable of being separated or divided from the acquired entity. Determining these fair values required us to make significant estimates and assumptions, particularly with respect to acquired intangible assets. The determination of fair value required considerable judgment and were sensitive to changes in underlying assumptions, estimates and market factors. There were no business combinations during the year ended December 31, 2024 and 2023.

Goodwill

Our goodwill represents the excess of the purchase price of business combinations over the fair value of the net assets acquired. Goodwill impairment testing requires significant judgment and management estimates, including, but not limited to, the determination of (i) the number of reporting units, (ii) the goodwill and other assets and liabilities to be allocated to the reporting units and (iii) the fair values of the reporting units. The estimates and assumptions described above, along with other factors such as discount rates, will significantly affect the outcome of the impairment tests and the amounts of any resulting impairment losses. We may use either a qualitative or quantitative approach when testing a reporting unit's goodwill for impairment on an annual basis during the fourth quarter of each year, and between annual tests whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If we use a qualitative approach and determine that it is more likely than not that the fair value of a reporting unit is less than its carrying value, we would then perform the first step of the goodwill impairment test, which would consist primarily of a discounted cash flow ("DCF") analysis using the income approach, with the resulting value compared to Guideline publicly traded companies ("GPC") marketplace EBITDA multiples to corroborate the fair value of the reporting unit.

During the quarters ended September 30, 2024 and December 31, 2024, the Company experienced a sustained decline in its stock price, which hit a 52-week low during the third quarter of 2024 and again during the fourth quarter of 2024, resulting in a decrease in market capitalization. In addition, the Company updated its long-term projections for the Company's reporting units as of September 30, 2024 and December 31, 2024 and evaluated the execution risk associated with the Company's projections and market conditions. As a result, the Company identified indicators of impairment related to the Company's reporting units during the third and fourth quarters of 2024. Management, with the assistance of a third-party valuation specialist, performed quantitative goodwill impairment tests of the Legacy Array Operations and STI Operations reporting units as of September 30, 2024 and December 31, 2024. As a result of these tests, the Company recorded impairments of STI Operation's goodwill totaling $236.0 million during the year ended December 31, 2024. The estimated fair value of the Array Legacy Operations reporting unit was significantly higher than the carrying balance of the reporting unit as of each of the testing dates. Subsequent to recording the impairment of goodwill, the Company reconciled the overall market capitalization of the Company, within a reasonable range, to the sum of the estimated fair values of both of the Company's reporting units.

The significant assumptions used in determining the fair value of the Company's reporting units primarily relate to the revenue growth rate, the forecasted EBITDA margin, and the selected discount rate used in the discounted cash flow model under the income approach. Under the Guideline Public Company method ("GPC"), the selection of EBITDA multiples to be used requires significant judgement. To the extent that the discount rate used in determining the present value of our cash flows increases, if we do not meet the cash flow projections for the reporting unit, or GPC multiples in the future decrease, additional impairment charges may be recorded in the future. In addition, a further decrease in the Company's common stock share price and market capitalization over a sustained period of time could be an indication that there has been a further decrease in the fair value of the Company's reporting units.

The most significant assumption used in determining the estimated fair value of STI Operations is the discount rate assumption. A 50-basis point increase in the discount rate would potentially result in an incremental goodwill impairment of $10 million as of December 31, 2024. Refer also to Note 7 - Goodwill, Long-Lived Assets, and Other Intangible Assets for further information.

Long-Lived Assets

When events, circumstances or operating results indicate that the carrying values of long-lived assets, including our finite lived intangible assets, might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to be generated from the underlying asset group and the cash flows resulting from the asset groupings eventual disposition. If the projections indicate that the underlying asset grouping is not expected to be recoverable, the estimated fair value of the asset group is determined. An impairment loss is recognized based on the difference between the carrying value of the asset group and its estimated fair value. The loss is allocated to the long-lived assets of the group on a pro-rata basis using the relative carrying amounts of those assets. The Company identified indicators of impairment associated with the STI Operations asset groups, and as a result, performed an undiscounted cash flow tests on the same dates that the reporting unit goodwill was tested for impairment. The sum of the undiscounted cash flows was less than the carrying balance for one of the STI operations assets groups as of the December 31, 2024 testing date.

As a result, with the assistance of a third-party valuation specialist, management estimated the fair value of the asset group as of December 31, 2024, and recorded an impairment loss of $91.9 million, which was allocated to the long-lived assets of the group on a pro rata basis on the difference between the estimated fair value of the asset group and its carrying value. In determining the fair value of the asset group, the Company used a DCF analysis using the income approach with the resulting value compared to Guideline publicly traded companies ("GPC") marketplace EBITDA multiples to corroborate the fair value of the reporting unit. The significant assumptions used in determining the fair value of the asset group are similar to the significant assumptions used in determining the fair value the Company's reporting units. Refer also Note 7 - Goodwill, Long-Lived Assets, and Other Intangible Assets for further information.

Equity-Based Compensation

We granted restricted stock units ("RSUs") to employees and Performance Stock Units ("PSUs") to certain executives. The PSUs contain performance and market conditions. The PSU grants were valued using the Monte Carlo simulation method and the assigned fair value on grant date will be recognized on a straight-line basis over the vesting term of the awards. The probability of the awards meeting the performance related vested conditions is not included in the grant date fair value, but rather will be estimated quarterly and we will true-up the expense recognition accordingly upon any probability to vest revision. We account for forfeitures as they occur.

Recent Accounting Pronouncements

Refer to Note 2 – Summary of Significant Accounting Policies in the accompanying notes to our consolidated financial statements included in this Annual Report on Form 10-K for a discussion of recent accounting pronouncements.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in steel and aluminum prices and customer concentrations. We do not hold or issue financial instruments for trading purposes.

Concentrations of Major Customers

Our customer base consists primarily of large solar developers, independent power producers, utilities and EPCs. We do not require collateral on our accounts receivable.

At December 31, 2024, our largest customer and five largest customers accounted for 9.0% and 31.0%, respectively, of total accounts receivable. At December 31, 2023, our largest and five largest customers constituted 2.7% and 29.6% of trade accounts receivable, respectively.

During the year ended December 31, 2024, two customers accounted for 15.6% and 11.9%, respectively, of total revenue. During the year ended December 31, 2023, one customers accounted for 13.4% of total revenue. During the year ended December 31, 2022, two customers accounted for 11.8% and 10.6%, respectively, of total revenue.

Further, our accounts receivable are from companies within the solar industry and, as such, we are exposed to normal industry credit risk. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

Commodity Price Risk

We are subject to risk from fluctuating market prices of certain commodity raw materials, including steel and aluminum, that are used in our products. Prices of these raw materials may be affected by supply restrictions, regulations, fuel prices, energy costs, labor shortages, labor disputes, freight transportation delays or availability, disruption logistics, political unrest, industry, general U.S. and global economic conditions, or other unforeseen circumstances from time to time, and we do not enter into hedging arrangements to mitigate commodity risk. Significant price changes for these raw materials could reduce our operating margins if we are unable to recover such increases from our customers, and could harm our business, financial condition and results of operations.

Interest Rate Risk

As of December 31, 2024, or long-term debt, net of discounts and issuance costs, was $646.6 million, of which, $249.1 million is subject to variable-rate interest agreements and is therefore subject to future changes in interest rates. Accordingly, a 50 basis point increase in interest rates would impact our expected annual interest expense for the next 12 months by approximately $1.2 million.

Customer Financing Exposure

We are also indirectly exposed to interest rate risk because many of our customers depend on debt financing to purchase our product. An increase in interest rates could make it challenging for our customers to obtain the capital necessary to make such purchases on favorable terms, or at all. Such factors could reduce demand or lower the price we can charge for our product, thereby reducing our net sales and gross profit.

Foreign Currency Exchange Risk

We do business in various foreign countries where the functional currency used to transact differs from our reporting currency. As a result, we are subject to the risk of foreign currency exchange rate fluctuations.

Item 8. Financial Statements and Supplementary Data

The financial statements and supplementary data required by this item are included after the Signature page of this Annual Report on Form 10-K beginning on page F-1.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Evaluation of Disclosure Controls and Procedures

We maintain "disclosure controls and procedures," as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), that are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is (1) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms and (2) accumulated and communicated to our management, including our principal executive officer and principal financial officer, to allow timely decisions regarding required disclosure. Management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving their objectives and management necessarily applies its judgment in evaluating the cost-benefit relationship of possible controls and procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2024. Based upon the evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of such date, our disclosure controls and procedures were effective at a reasonable assurance level.

Management's Report on Internal Control Over Financial Reporting.

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in the Exchange Act Rules 13a-15(f) and 15d-15(f). The Company's management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of the Company's internal control over financial reporting based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on the results of this evaluation, the Company's management concluded that internal control over financial reporting was effective as of December 31, 2024. Our independent registered public accounting firm, Deloitte & Touche LLP, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, as stated in their report, which appears herein.

Remediation of Previously Identified Material Weaknesses

The following entity level material weakness was previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2023:

> We have identified a material weakness due to a deficiency in one of the principles associated with the Control Environment component of the COSO framework, specifically relating to a lack of a sufficient complement of qualified personnel at the appropriate levels to perform control activities in support of preparing the financial statements in accordance with U.S. GAAP.

Since the fourth quarter of 2023, management has been executing plans to remediate the above material weakness by hiring a robust team of experienced personnel at the appropriate levels. These personnel have been hired at our international and domestic locations, and have prior public accounting and public company experience, technical accounting experience, and financial reporting experience. In connection with these remediation efforts, we have also realigned the accounting functions to strengthen the performance of controls, and enhanced monitoring activities. Considering the fact these individuals have been in their respective roles and were able to effectively perform control activities as part of the financial reporting process beginning with the first quarter of 2024, management concluded sufficient evidence has been obtained to demonstrate the previously identified material weakness has been remediated as of December 31, 2024.

The following material weakness was previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2023:

Control Activities – STI. We did not design, implement, and monitor general information technology controls in the areas of program change management, user access, and segregation of duties for systems supporting substantially all of STI's internal control processes and we did not design and implement formal accounting policies, procedures, and controls across substantially all of the STI's business processes to achieve timely, complete, accurate financial accounting, reporting, and disclosures.

During the second quarter of 2024, we implemented an Enterprise Resource Planning system ("ERP") for our operations in Brazil, which resulted in our ability to implement automated controls and General Information Technology Controls, allowing for less reliance on manual controls. In addition, with respect to STI, we designed and implemented formal accounting policies, procedures and controls across STI's relevant business processes to achieve timely, complete and accurate financial accounting, reporting, and disclosures. Management has determined that the forgoing actions, coupled with the deployment and testing of the relevant controls activities across STI, have resulted in the remediation of the previously identified material weakness.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2024, except for the changes discussed above, there have been no other changes in the Company's internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

None.

We maintain a website at www.arraytechinc.com. The contents of our website are not incorporated in, or otherwise to be regarded as part of, this Annual Report on Form 10-K. We make available, free of charge on our website, access to our Annual Report on Form 10-K, our Quarterly Reports on Form 10-Q, our Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we file or furnish them electronically with the SEC.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

From time to time, our directors and officers may adopt plans for the purchase or sale of our securities. Such plans may be designed to satisfy the affirmative defense conditions of Rule 10b5-1 under the Exchange Act or may constitute non-Rule 10b5-1 trading arrangements (as defined in Item 408(c) of Regulation S-K). During the three months ended December 31, 2024, none of our directors or officers adopted, amended or terminated any such plan or trading arrangement.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

The information required by this item and not set forth below will be contained in our definitive proxy statement to be filed with the SEC in connection with our 2025 Annual Meeting of Stockholders, or the Proxy Statement, which is expected to be filed not later than 120 days after the end of our fiscal year ended December 31, 2024, and is incorporated herein by reference.

Insider Trading Policy

We have adopted an Insider Trading Policy governing the purchase, sale and/or other dispositions of our securities by the Company, our directors, officers and employees of the Company and its subsidiaries. A copy of this policy is filed as an exhibit to this Annual Report on Form 10-K. Our insider trading policy prohibits our directors, officers and employees from holding our common stock in a margin account or entering into hedging transactions, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds, because such transactions may permit a director, officer or employee to continue to own securities obtained through our employee benefit plans or otherwise, but without the full risks and rewards of ownership. When that occurs, the individual may no longer have the same objectives as our other stockholders.

Code of Conduct

We have adopted a written Code of Business Conduct that applies to all officers, directors and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. The Code of Business Conduct is available on our website at www.arraytechinc.com. If we make any substantive amendments to the Code of Business Conduct or grant any waiver from a provision of the Code of Business Conduct to any executive officer or director, we will promptly disclose the nature of the amendment or waiver on our website or in a Current Report on Form 8-K.

Item 11. Executive Compensation

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information required by this item will be set forth in the Proxy Statement and is incorporated herein by reference.

Auditor Firm Id: 34   Auditor Name: Deloitte & Touche LLPAuditor Location: Tempe, AZ, United States

PART IV

Item 15. Exhibit and Financial Statement Schedules

(a)(1) Financial Statements.
    The financial statements and supplementary data required by this item are included after the Signature page of this Annual Report on Form 10-K beginning on page F-1.

(a)(2) Financial Statement Schedules.
    All schedules have been omitted because they are not required or because the required information is given in the Financial Statements or Notes thereto.

(a)(3) Exhibits.
    The exhibits listed in the Exhibit Index below are filed or incorporated by reference as part of this Annual Report.

Exhibit Index

Number	Description of Document	Form	Date	No.
3.1	Amended and Restated Certificate of Incorporation of Array Technologies, Inc., dated October 19, 2020	8-K	10/19/2020	3.1
3.2	Amended and Restated Bylaws of Array Technologies, Inc., dated October 19, 2020	8-K	10/19/2020	3.2
3.3	Certificate of Designations of Series A Perpetual Preferred Stock	8-K	08/11/2021	3.1
4.1	Description of securities registered under Section 12 of the Exchange Act	10-K	03/10/2021	4.1
4.2	Indenture, dated December 3, 2021, among Array Technologies, Inc. and U.S. Bank National Association	8-K	12/07/2021	4.1
4.3	Form of 1.00% Convertible Senior Note due 2028	8-K	12/07/2021	4.1
10.1	Registration Rights Agreement, dated August 10, 2021, by and between Array Technologies, Inc. and BCP Helios Aggregator L.P.	8-K	08/11/2021	10.2
10.2	Registration Rights Agreement, dated January 11, 2022, by and among Array Technologies, Inc. and the holders identified therein	8-K	01/11/2022	10.1
10.3	Credit Agreement, dated October 14, 2020, by and among Array Tech, Inc. (f/k/a Array Technologies, Inc.), as borrower, ATI Investment Sub, Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the Lenders (as defined therein) from time to time party thereto	8-K	10/19/2020	10.2

Number	Description of Document	Form	Date	No.
10.4	Amended and Restated ABL Credit and Guarantee Agreement, dated March 23, 2020, by and among ATI Investment Holdings, Inc., Wells Fargo Bank, National Association, as administrative agent, and the lenders from time to time party thereto	S-1/A	10/14/2020	10.1
10.5	Tax Receivable Agreement, dated July 8, 2016, between Array Tech, Inc. (f/k/a Array Technologies, Inc.) and Ron P. Corio	S-1/A	10/14/2020	10.3
10.6	Form of Array Technologies, Inc. 2020 Long-Term Incentive Plan	S-1/A	10/7/2020	10.4
10.7*	Amended and Restated Form of Array Technologies, Inc. 2020 Long-Term Incentive Plan			
10.8	Array Technologies, Inc. 2021 Employee Stock Purchase Plan	S-8	6/29/2022	10.1
10.9	Form of RSU Grant Notice and Award Agreement (Employees)	S-8	10/19/2020	10.2
10.10	Form of RSU Grant Notice and Award Agreement (Directors)	S-8	10/19/2020	10.3
10.11*	Form of PSU Grant Notice and Award Agreement			
10.12	Offer Letter of Employment, dated April 3, 2022, between Array Tech, Inc. and Kevin Hostetler	8-K	4/5/2022	10.1
10.13	Offer Letter of Employment, dated November 28, 2022, between Array Tech, Inc. and Neil Manning	10-K	2/28/2024	10.13
10.14	Employment Offer Letter, dated July 25, 2022, between Array Tech, Inc. and Terrance Collins	10-K	2/28/2024	10.11
10.15	Offer Letter of Employment, dated December 1, 2024, between Array Tech, Inc. and H. Keith Jennings	8-K	12/03/2024	10.1
10.16*	Offer Letter of Employment, dated November 18, 2023, between Array Tech, Inc. and James Zhu			
10.17*	Amended and Restated Array Technologies, Inc. Executive Severance and Change in Control Plan			
10.18	Transition and Separation Agreement, dated June 5, 2024, by and between Array Technologies, Inc. and Kurt Wood	8-K	08/08/2024	10.2
10.19	Form of Director and Officer Indemnification Agreement	S-1/A	10/14/2020	10.11
10.20	Employment Agreement Terms	10-K	03/10/2021	10.13
10.21	Amendment No. 1, dated February 23, 2021, to the credit agreement by and among Array Tech, Inc. (f/k/a Array Technologies, Inc.), as borrower, ATI Investment Sub, Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders from time to time party thereto	10-K	03/10/2021	10.14
10.22	Amendment No. 2, dated February 26, 2021, to the credit agreement by and among Array Tech, Inc. (f/k/a Array Technologies, Inc.), as borrower, ATI Investment Sub, Inc., as guarantor, Goldman Sachs Bank USA, as administrative agent and collateral agent, and the lenders from time to time party thereto	8-K	03/02/2021	10.1
10.23	Form of Capped Call Confirmation	8-K	12/07/21	10.1
10.24	Form of Capped Call Side Letter	10-K	2/28/2024	10.22

Number	Description of Document	Form	Date	No.
10.25	Array Technologies, Inc. Deferred Compensation Plan	8-K	5/24/2024	10.1
10.26*	Industrial Triple Net Lease, dated May 31, 2024, by and between GDC Sunshine, LLC and Array Tech, Inc.			
19.1*	Insider Trading Policy of Registrant			
21.1*	List of Subsidiaries of the Registrant			
23.1*	Consent of Independent Registered Public Accounting Firm			
23.2*	Consent of Independent Registered Public Accounting Firm			
31.1*	Certification of the Chief Executive Officer, as required by Section 302 of the Sarbanes- Oxley Act of 2002 (18 U.S.C. 1350)			
31.2*	Certification of the Chief Financial Officer, as required by Section 302 of the Sarbanes- Oxley Act of 2002 (18 U.S.C. 1350)			
32.1**	Certification of the Chief Executive Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)			
32.2**	Certification of the Chief Financial Officer, as required by Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. 1350)			
97*	Array Technologies, Inc. Clawback Policy			
101*	Interactive Data Files			
104*	Cover Page Interactive Data Files			

* Filed herewith
** Furnished herewith
+ Exhibits and schedules have been omitted pursuant to Regulation S-K Item 601(a)(5) and will be furnished on a supplemental basis to the SEC upon request.

Item 16. Form 10–K Summary

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized on February 28, 2025.

Array Technologies, Inc.

By: /s/ Kevin Hostetler

Kevin Hostetler
Chief Executive Officer
(Principal Executive Officer)

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacity and on the dates indicated.

Signature	Title	Date
/s/ Kevin Hostetler Kevin Hostetler	Chief Executive Officer *(Principal Executive Officer)*	February 28, 2025
/s/ H. Keith Jennings H. Keith Jennings	Chief Financial Officer *(Principal Financial Officer)*	February 28, 2025
/s/ James Zhu James Zhu	Chief Accounting Officer *(Principal Accounting Officer)*	February 28, 2025
/s/ Brad Forth Brad Forth	Chairman of the Board of Directors	February 28, 2025
/s/ Paulo Almirante Paulo Almirante	Member of the Board of Directors	February 28, 2025
/s/ Troy Alstead Troy Alstead	Member of the Board of Directors	February 28, 2025
/s/ Orlando D. Ashford Orlando D. Ashford	Member of the Board of Directors	February 28, 2025
/s/ Jayanthi Iyengar Jayanthi Iyengar	Member of the Board of Directors	February 28, 2025
/s/ Bilal Khan Bilal Khan	Member of the Board of Directors	February 28, 2025

Signature	Title	Date
/s/ Tracy Jokinen Tracy Jokinen	Member of the Board of Directors	February 28, 2025
/s/ Gerrard Schmid Gerrard Schmid	Member of the Board of Directors	February 28, 2025

INDEX TO FINANCIAL STATEMENTS
Array Technologies, Inc. and Subsidiaries

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Array Technologies, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Array Technologies, Inc. (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of operations, comprehensive income (loss), changes in redeemable perpetual preferred stock and stockholders' equity (deficit), and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Goodwill and Long-Lived Assets– STI Operations– Refer to Note 2 and 7 to the financial statements

Critical Audit Matter Description

The Company's goodwill for its STI Operations reporting unit ("STI") is tested annually for impairment during the fourth quarter of each year, and more frequently if events and circumstances indicate that the assets might be impaired. The Company's evaluation of STI's goodwill for impairment involves the comparison of the fair value of the reporting unit to its carrying value. The Company used a quantitative approach for goodwill to determine the fair value of STI based upon the discounted cash flow method, which was compared to an indication of value using the guideline publicly traded companies method. The fair value determination using the discounted cash flow method requires management to make significant estimates and assumptions related to forecasts of future revenue growth rates, earnings before interest, taxes, depreciation, and amortization ("EBITDA") margins, and the discount rate. The comparison of the fair value of the reporting unit to the marketplace multiples determined under the guideline publicly traded companies method requires management to make assumptions related to the selection EBITDA multiples. As of the September 30, 2024 and December 31, 2024 testing dates, the carrying value of STI exceeded its estimated fair value as of each testing date, and as a result, the Company recorded impairments totaling $236.0 million during the year ended December 31, 2024.

The Company's long-lived assets for STI are tested for impairment when events, circumstances or operating results indicate that the carrying values of the long-lived assets might not be recoverable through future operations. The evaluation of STI's long-lived assets for impairment involves preparing projections of the undiscounted future cash flows expected to be generated from each asset group and the cash flows resulting from the asset grouping's eventual disposition. If the projections indicate that the underlying asset group is not expected to be recoverable, the asset group is reduced to its estimated fair value through the impairment of its long-lived assets. As of the December 31, 2024 testing date, the sum of the undiscounted cash flows was less than the carrying balance for one of STI's asset groups. The Company then determined the estimated fair value of the STI asset group based upon the discounted cash flow method, which was then compared to an indication of value using the guideline publicly traded companies method. The significant assumptions used in determining the fair value of the asset group are similar to the significant assumptions used in determining the fair value of the STI reporting unit. The estimated fair value of the asset group was less than the carrying balance of the asset group, and as a result, the Company recorded an impairment loss on the long-lived asset group of $91.9 million.

Given the significant judgments made by management to estimate the fair value of STI and one of STI's asset groups, performing audit procedures to evaluate the reasonableness of management's estimates and assumptions related to forecasts of future revenue growth rates and EBITDA margins, as well as the selection of the discount rates and the comparison of the fair value to marketplace multiples, required a high degree of auditor judgment and an increased extent of effort, including the need to involve our fair value specialists.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to the forecasts of future revenue growth rates and EBITDA margins ("forecasts"), the selection of the discount rate and the comparison of the marketplace multiples for STI and one of the STI's asset groups included the following, among others:

• We tested the effectiveness of controls over management's determination of the estimated fair value of STI and one of the STI's asset groups, such as controls related to management's forecasts and the selection of the discount rate and market multiples used.

- We evaluated the reasonableness of management's forecasts by comparing the forecasts to (1) historical results, (2) internal communications, (3) inquiry with non-accounting personnel and (4) forecasted information included in industry reports that STI operates within.
- With the assistance of our fair value specialists, we evaluated (1) the valuation methodologies used, (2) the marketplace multiples used by management to compare to the discounted cash flow fair value, and (3) the discount rates used in determining the present value of the expected cash flows by developing independent estimates and comparing those to the rate selected by management.
- We considered the impact of (1) changes in the industry and (2) current macroeconomic factors on management's forecasts by analyzing key inputs of the forecast and evaluating the reasonableness and trends of the key inputs as a comparison to changes in the industry and current macroeconomic factors.

/s/ Deloitte & Touche LLP

Tempe, Arizona
February 28, 2025

We have served as the Company's auditor since 2023.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of Array Technologies, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Array Technologies, Inc. (the "Company") as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended December 31, 2024, of the Company and our report dated February 28, 2025, expressed an unqualified opinion on those financial statements.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Tempe, Arizona
February 28, 2025

Report of Independent Registered Public Accounting Firm

Stockholders and Board of Directors
Array Technologies, Inc.
Albuquerque, New Mexico

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive income (loss), changes in redeemable perpetual preferred stock and stockholders' equity (deficit), and cash flows of Array Technologies, Inc. (the "Company") for the year ended December 31, 2022, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the Company's results of operations and its cash flows for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ BDO USA, LLP

We served as the Company's auditor from 2016 to 2023

Austin, Texas

March 22, 2023

Array Technologies, Inc.
Consolidated Balance Sheets
(in thousands, except per share and share amounts)

		December 31,		
		2024		**2023**
ASSETS				
Current assets				
Cash and cash equivalents	$	362,992	$	249,080
Restricted cash		1,149		—
Accounts receivable, net		275,838		332,152
Inventories		200,818		161,964
Prepaid expenses and other		157,927		89,085
Total current assets		998,724		832,281
Property, plant and equipment, net		26,222		27,893
Goodwill		160,189		435,591
Other intangible assets, net		181,409		354,389
Deferred income tax assets		17,754		15,870
Other assets		41,701		40,717
Total assets	$	1,425,999	$	1,706,741
LIABILITIES, REDEEMABLE PERPETUAL PREFERRED STOCK AND STOCKHOLDERS' EQUITY				
Current liabilities				
Accounts payable	$	172,368	$	119,498
Accrued expenses and other		91,183		70,211
Accrued warranty reserve		2,063		2,790
Income tax payable		5,227		5,754
Deferred revenue		119,775		66,488
Current portion of contingent consideration		1,193		1,427
Current portion of debt		30,714		21,472
Other current liabilities		15,291		48,051
Total current liabilities		437,814		335,691
Deferred income tax liabilities		21,398		66,858
Contingent consideration, net of current portion		7,868		8,936
Other long-term liabilities		18,684		20,428
Long-term warranty		4,830		3,372
Long-term debt, net of current portion		646,570		660,948
Total liabilities		1,137,164		1,096,233
Commitments and contingencies (Note 16)				
Series A Redeemable Perpetual Preferred Stock: $0.001 par value; 500,000 shares authorized; 460,920 and 432,759 issued, respectively; liquidation preference of $493.1 million at both dates		406,931		351,260

Array Technologies, Inc.
Consolidated Balance Sheets *(continued)*
(in thousands, except shares and par value)

	December 31,	
	2024	2023
Stockholders’ equity		
Preferred stock $0.001 par value - 4,500,000 shares authorized; none issued at respective dates	—	—
Common stock $0.001 par value - 1,000,000,000 shares authorized; 151,951,652 and 151,242,120 shares issued at respective dates	151	151
Additional paid-in capital	297,780	344,517
Accumulated deficit	(370,624)	(130,230)
Accumulated other comprehensive income (loss)	(45,403)	44,810
Total stockholders’ equity	(118,096)	259,248
Total liabilities, redeemable perpetual preferred stock and stockholders’ equity	$ 1,425,999	$ 1,706,741

See accompanying Notes to Consolidated Financial Statements.

Array Technologies, Inc.
Consolidated Statements of Operations
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Revenue	$ 915,807	$ 1,576,551	$ 1,637,546
Cost of revenue:			
Cost of product and service revenue	603,572	1,146,442	1,410,270
Amortization of developed technology	14,558	14,558	14,558
Total cost of revenue	618,130	1,161,000	1,424,828
Gross profit	297,677	415,551	212,718
Operating expenses:			
General and administrative	160,567	159,535	150,777
Change in fair value of contingent consideration	125	2,964	(4,507)
Depreciation and amortization	36,086	38,928	84,581
Long-lived assets impairment	91,904	—	—
Goodwill impairment	236,000	—	—
Total operating expenses	524,682	201,427	230,851
(Loss) income from operations	(227,005)	214,124	(18,133)
Other (expense) income, net	(1,008)	(1,015)	2,789
Interest income	16,777	8,330	3,181
Legal settlement	—	—	42,750
Foreign currency (loss) gain, net	(4,515)	(53)	1,155
Interest expense	(34,825)	(44,229)	(36,694)
Total other (expense) income	(23,571)	(36,967)	13,181
(Loss) income before income tax expense (benefit)	(250,576)	177,157	(4,952)
Income tax (benefit) expense	(10,182)	39,917	(9,384)
Net (loss) income	(240,394)	137,240	4,432
Preferred dividends and accretion	55,670	51,691	48,054
Net (loss) income to common shareholders	$ (296,064)	$ 85,549	$ (43,622)
(Loss) income per common share			
Basic	$ (1.95)	$ 0.57	$ (0.29)
Diluted	$ (1.95)	$ 0.56	$ (0.29)
Weighted average common shares outstanding			
Basic	151,754	150,942	149,819
Diluted	151,754	152,022	149,819

See accompanying Notes to Consolidated Financial Statements.

Array Technologies, Inc.
Consolidated Statements of Comprehensive Income (Loss)
(in thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
Net (loss) income	$	(240,394)	$	137,240	$	4,432
Foreign currency translation[(1)]		(90,213)		36,385		8,425
Comprehensive (loss) income	$	(330,607)	$	173,625	$	12,857

[(1)] There are no tax effects on foreign currency adjustments.

See accompanying Notes to Consolidated Financial Statements.

Array Technologies, Inc.
Consolidated Statements of Changes in Redeemable Perpetual Preferred Stock and Stockholders' Equity (Deficit)
(in thousands)

	Temporary Equity		Permanent Equity							
	Series A Redeemable Perpetual Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Balance, December 31, 2021	350	$ 237,462	—	$ —	135,027	$ 135	$ 202,562	$ (271,902)	$ —	$ (69,205)
Equity-based compensation	—	—	—	—	339	—	14,543	—	—	14,543
Issuance of Series A Redeemable Perpetual Preferred Stock, net of fees	50	32,724	—	—	—	—	(1,938)	—	—	(1,938)
Issuance of common stock, net	—	—	—	—	15,147	15	216,063	—	—	216,078
Preferred cumulative dividends plus accretion and commitment fees	19	48,054	—	—	—	—	(48,054)	—	—	(48,054)
Dividends paid	(13)	(18,670)	—	—	—	—	—	—	—	—
Net income	—	—	—	—	—	—	—	4,432	—	4,432
Foreign currency translation	—	—	—	—	—	—	—	—	8,425	8,425
Balance, December 31, 2022	406	299,570	—	—	150,513	150	383,176	(267,470)	8,425	124,281
Equity-based compensation	—	—	—	—	729	1	14,540	—	—	14,541
Preferred cumulative dividends plus accretion and commitment fees	26	51,690	—	—	—	—	(53,199)	—	—	(53,199)
Net income	—	—	—	—	—	—	—	137,240	—	137,240
Foreign currency translation	—	—	—	—	—	—	—	—	36,385	36,385
Balance, December 31, 2023	432	351,260	—	—	151,242	151	344,517	(130,230)	44,810	259,248

Array Technologies, Inc.

Consolidated Statements of Changes in Redeemable Perpetual Preferred Stock and Stockholders' Equity (Deficit)

(in thousands)

	Temporary Equity		Permanent Equity							
	Series A Redeemable Perpetual Preferred Stock		Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total Stockholders' Equity (Deficit)
	Shares	Amount	Shares	Amount	Shares	Amount				
Equity-based compensation	—	—	—	—	710	—	10,686	—	—	10,686
Tax withholding related to vesting of equity-based compensation	—	—	—	—	—	—	(1,752)	—	—	(1,752)
Preferred cumulative dividends plus accretion	28	55,671	—	—	—	—	(55,671)	—	—	(55,671)
Net loss	—	—	—	—	—	—	—	(240,394)	—	(240,394)
Foreign currency translation	—	—	—	—	—	—	—	—	(90,213)	(90,213)
Balance, December 31, 2024	460	$ 406,931	—	$ —	151,952	$ 151	297,780	$ (370,624)	$ (45,403)	$ (118,096)

See accompanying Notes to Consolidated Financial Statements.

F-13

Array Technologies, Inc.
Consolidated Statements of Cash Flows
(in thousands)

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating activities:			
Net (loss) income	$ (240,394)	$ 137,240	$ 4,432
Adjustments to net income (loss):			
Goodwill impairment	236,000	—	—
Impairment of long-lived assets	91,904	—	—
Allowance for credit losses	2,058	2,527	2,599
Deferred tax benefit	(37,650)	(8,862)	(31,565)
Depreciation and amortization	38,221	40,268	86,501
Amortization of developed technology	14,558	14,558	14,558
Amortization of debt discount and issuance costs	6,087	10,570	6,857
Gain on debt refinancing	—	(457)	—
Equity-based compensation	10,349	14,540	14,982
Change in fair value of contingent consideration	125	2,964	(4,507)
Warranty provision	3,163	4,666	4,152
Write-down of inventories	2,923	6,431	(859)
Changes in operating assets and liabilities, net of business acquisition:			
Accounts receivable	41,423	92,800	(76,984)
Inventories	(44,787)	66,743	20,870
Income tax receivables	(4,112)	9	5,611
Prepaid expenses and other	(69,708)	(10,840)	19,124
Accounts payable	58,180	(37,654)	12,667
Accrued expenses and other	(436)	5,325	1,024
Income tax payable	(863)	1,936	(755)
Lease liabilities	(8,624)	1,177	3,784
Deferred revenue	55,563	(111,986)	59,002
Net cash provided by operating activities	153,980	231,955	141,493
Investing activities:			
Purchase of property, plant and equipment	(7,305)	(16,989)	(10,619)
Retirement/disposal of property, plant and equipment	34	168	—
Cash payments for the acquisition of right-of-use assets	(11,276)	—	—
Acquisition of STI, net of cash acquired	—	—	(373,818)
SAFE Investment	(3,000)	—	—
Sale of equity investment	11,975	—	—
Net cash used in investing activities	(9,572)	(16,821)	(384,437)
Financing activities:			

Array Technologies, Inc.
Consolidated Statements of Cash Flows *(continued)*
(in thousands)

	Year Ended December 31,		
	2024	2023	2022
Proceeds from Series A issuance	—	—	33,098
Proceeds from common stock issuance	—	—	15,885
Series A equity issuance costs	—	(1,509)	(1,893)
Tax withholding related to vesting of equity-based compensation	(1,752)	—	—
Common stock issuance costs	—	—	(450)
Dividends paid on Series A Preferred	—	—	(18,670)
Payments on revolving credit facility	—	—	(116,000)
Proceeds from revolving credit facility	—	—	116,000
Proceeds from issuance of other debt	93,059	63,311	20,188
Principal payments on term loan facility	(4,300)	(74,300)	(14,300)
Principal payments on other debt	(97,424)	(88,063)	(23,935)
Contingent consideration payments	(1,427)	(1,200)	(1,483)
Net cash (used in) provided by financing activities	(11,844)	(101,761)	8,440
Effect of exchange rate changes on cash and cash equivalent balances	(17,503)	1,806	735
Net change in cash and cash equivalents	115,061	115,179	(233,769)
Cash and cash equivalents and restricted cash, beginning of period	249,080	133,901	367,670
Cash and cash equivalents and restricted cash, end of period	$ 364,141	$ 249,080	$ 133,901
Supplemental Cash Flow Information			
Cash paid for interest	$ 38,655	$ 43,949	$ 23,118
Cash paid for income taxes	$ 27,966	$ 45,942	$ 10,739
Non-cash Investing and Financing Activities			
Dividends accrued on Series A Preferred	$ 28,160	$ 26,370	$ 6,389
Stock consideration paid for acquisition of STI	$ —	$ —	$ 200,224

See accompanying Notes to Consolidated Financial Statements.

1. Organization and Business

Array Technologies, Inc. (the "Company"), formerly ATI Intermediate Holdings, LLC, is a Delaware corporation formed in December 2018 as a wholly owned subsidiary of ATI Investment Parent, LLC ("Former Parent"). On October 14, 2020, the Company converted from a Delaware limited liability company to a Delaware corporation and changed the Company's name to Array Technologies, Inc.

On January 11, 2022, the Company acquired 100% of the share capital of Soluciones Técnicas Integrales Norland, S.L.U., a Spanish private limited liability Company, and its subsidiaries (collectively, "STI") with cash and common stock of the Company (the "STI Acquisition"). The STI Acquisition was accounted for as a business combination.

Upon completion of the STI Acquisition, the Company began operating as two reportable operating segments: the Array Legacy operating segment ("Array Legacy Operations") and the newly acquired operating segment ("STI Operations") pertaining to STI.

Headquartered in Albuquerque, New Mexico, the Company is a leading global provider of solar tracking technology to utility-scale and distributed generation customers, who construct, develop and operate solar PV sites.

2. Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying consolidated financial statements were prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Reclassifications

Software Implementation Costs

During the first quarter of 2024, the Company reclassified capitalized software costs recorded as Property, plant and equipment, net to Intangible assets, net on the condensed consolidated balance sheets. The reclassification was recorded retrospectively and resulted in a $4.0 million increase to Intangible assets, net at December 31, 2023, with a corresponding decrease in the same amount to Property, plant and equipment, net.

These reclassifications did not impact the Company's operating income (loss), net income (loss), earnings (loss) per share, or statements of cash flows for any current or historical periods.

Brazil Value-Added Tax Benefit

Revenue in 2024 and 2023, excludes a Brazil value-added tax benefit, Imposto sobre Circulação de Mercadorias e Servicos ("ICMS"), of $11.8 million and $23.2 million, respectively that has been included in cost of product and service revenue for these periods. For the year ended December 31, 2022, an ICMS benefit of $12.3 million was included in revenues.

This reclassification had no impact on the Company's gross profit, income (loss) from operations, net income or income (loss) per common share in the current period. This reclassification also did not impact the condensed consolidated balance sheets or condensed consolidated statements of cash flows.

Principles of Consolidation

The consolidated financial statements include the accounts of Array Technologies, Inc. and its subsidiaries. All intercompany accounts and transactions have been eliminated upon consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Although management believes its estimates are reasonable, actual results could differ from those estimates.

Foreign Currency Translation

The Company's foreign subsidiaries have functional currencies that are different than our reporting currency. When translating balances from the functional currency to the reporting currency, assets and liabilities are translated into U.S. dollars at period end exchange rates, retained earnings is translated at historical rates, and income, expenses, and cash flow items are translated at average exchange rates prevailing during the period. Translation adjustments for these subsidiaries are accumulated within accumulated other comprehensive income. In situations when a foreign subsidiary has a local currency that is different than the functional currency, monetary assets and liabilities are translated into the functional currency at the period end exchange rates, and non-monetary assets and the related income statement effects are translated into the functional currency using historical rates. Gains and losses that result from remeasurement from a local currency to the functional currency are included in earnings.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. We regularly maintain cash balances that exceed insured amounts, but we have experienced no losses associated with these amounts to date. At December 31, 2024, restricted cash represents cash deposited with a financial institution by one of our foreign subsidiaries that was restricted for the issuance of certain surety bonds.

Accounts Receivable

The Company's accounts receivable are due primarily from solar contractors across the U.S. and internationally. Credit is extended in the normal course of business based on evaluation of a customer's financial condition and, generally, collateral is not required. Trade receivables consist of uncollateralized customer obligations due under normal trade terms requiring payment within 30 to 60 days of the invoice date. Management regularly reviews outstanding accounts receivable and provides for estimated credit losses through an estimate of expected credit losses valuation account.

The allowance for credit losses is a valuation account that is deducted from a financial asset's amortized cost to present the net amount we expect to collect from the asset. We estimate allowances for credit losses using relevant available information from both internal and external sources. We monitor the estimated credit losses associated with our trade accounts receivable and unbilled accounts receivable based primarily on our collection history and the delinquency status of amounts owed to us, which we determine based on the aging of such receivables. In evaluating the level of established reserves, management makes judgments regarding the customers' ability to make required payments, economic events, and other factors. As the financial conditions of these customers change, circumstances develop, or additional information becomes available, adjustments to the valuation account may be required. When deemed uncollectible, the receivable is charged against the valuation account for credit losses or directly written off.

Unbilled receivables represent temporary timing differences between shipments made and billing milestones achieved and are recorded in the accounts receivable balances. Such amounts have not been billed due to pending commercial criteria such as billing on a specified date of the month or upon completion of mega-watt deliveries. Unbilled receivables are invoiced once the underlying commercial criteria have been met and we expect payment within 30 to 60 days.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost or estimated net realizable value using primarily the moving average cost method that approximates the FIFO method. Provisions are made to reduce excess or obsolete inventories to their estimated net realizable values.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost, net of accumulated depreciation and amortization. Improvements, betterments and replacements which extend the life of an asset are capitalized. Depreciation and amortization is computed using the straight-line method over the estimated useful lives of the respective assets. Repair and maintenance costs are expensed as incurred.

A gain or loss on the sale of property, plant and equipment is calculated as the difference between the cost of the asset disposed of, net of depreciation, and net sales proceeds received. A gain or loss on an asset disposal is recognized in the period that the sale occurs.

SAFE Investment

On November 6, 2024, Array invested $3.0 million through a Simple Agreement of Future Equity ("SAFE") with a technology company. At the next equity financing round of the technology company, the SAFE investment will convert into preferred shares of the company, subject to certain conditions. Array will invest up to $2.0 million in future SAFEs contingent upon the achievement of defined milestones by the technology company.

The initial investment of $3.0 million was recorded at cost and is included within "Other assets" on the consolidated balance sheet. The investment will be carried at cost and remeasured to fair value if impaired or if there are observable transaction prices.

Leases

Operating lease arrangements are comprised primarily of real estate and equipment agreements. The Company determines if an arrangement contains a lease at inception based on whether it conveys the right to control the use of an identified asset in exchange for consideration. Lease right-of-use assets ("ROU assets") and associated lease liabilities are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Certain lease agreements may include one or more options to extend or terminate a lease. Lease terms are inclusive of these options if it is reasonably certain that the Company will exercise such options.

ROU assets also include any initial direct costs and prepayments less lease incentives. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. Lease expense is recognized on a straight-line basis over the lease term.

ROU assets and the corresponding operating lease liabilities are included in other assets and other liabilities in our consolidated balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our consolidated balance sheets.

Long-Lived Assets

In testing long-lived assets and goodwill for impairment, the Company first tests its long-lived assets for impairment, and then tests the goodwill of a reporting unit that includes the long-lived assets covered under the long-lived asset test for impairment. If an asset group includes only a portion of a reporting unit, the carrying amount of goodwill is not included in the asset group. The carrying values are adjusted, if necessary, for the result of each impairment test prior to performing the next test.

When events, circumstances or operating results indicate that the carrying values of long-lived assets might not be recoverable through future operations, the Company prepares projections of the undiscounted future cash flows expected to be generated from the underlying asset group and the cash flows resulting from the asset groupings eventual disposition. If the projections indicate that the underlying asset grouping is not expected to be recoverable, the estimated fair value of the asset group is determined. An impairment loss is recognized based on the difference between the carrying value of the asset group and its estimated fair value. The loss is allocated to the long-lived assets of the group on pro rata basis using the relative carrying amounts of the asset groups long-lived assets.

During the year ended December 31, 2024, the Company identified certain indicators of impairment related to its long-lived assets, and as a result, tested certain asset groups for impairment, which resulted in an impairment of long-lived assets of $91.9 million. See Note 7 – Goodwill, Long-Lived Assets, and Other Intangible Assets for additional information.

There was no impairment of long-lived assets for the years ended December 31, 2023 and 2022.

Goodwill and Indefinite-Lived Intangible Asset

Goodwill represents the excess of the consideration transferred over the estimated fair value of assets acquired and liabilities assumed in a business combination. Intangible assets are measured at their respective fair values as of the acquisition date and may be subject to adjustment within the measurement period, which may be up to one year from the acquisition date. The Company does not amortize goodwill but instead tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. Such triggering events potentially warranting an annual or interim goodwill impairment assessment include, among other factors, declines in historical or projected revenue, operating income or cash flows, and sustained decreases in the Company's stock price or market capitalization.

Goodwill is assessed for impairment using either a qualitative assessment or quantitative approach to determine whether it is more likely than not that the fair value of the reporting unit is less than the carrying amount. The qualitative assessment evaluates factors including macroeconomic conditions, industry-specific and company-specific considerations, legal and regulatory environments, and historical performance. If the Company cannot determine if it is more likely than not that the fair value of a reporting unit is greater than its carrying value, a quantitative assessment is performed. The quantitative approach compares the estimated fair value of the reporting unit to its carrying amount, including goodwill. Impairment is indicated if the estimated fair value or the reporting unit is less than the carrying amount of the reporting unit, and an impairment charge is recognized for the differential.

When determining the fair value of a reporting unit using the quantitative approach, we determine the fair value of the reporting unit using an income approach based on discounted cash flows. The fair value determined under the income approach is then compared to guideline publicly-traded companies ("GPC") market place EBITDA multiples to corroborate the fair value of the reporting unit determined under the income approach.

During the year ended December 31, 2024, the Company identified certain indicators of impairment on various dates, and as a result, performed goodwill impairment tests, which resulted in impairments of goodwill totaling $236.0 million. See Note 7 – Goodwill, Long-Lived Assets, and Other Intangible Assets for additional information. There was no impairment of goodwill for the years ended December 31, 2023 and 2022.

The Company has one indefinite-lived intangible asset for a Trade name it acquired as part of a past acquisition associated with Legacy Array. The Company performs an annual impairment test on its Trade name indefinite-lived intangible asset, utilizing a qualitative or quantitative impairment analysis during the fourth quarter of each year. There were no indicators of impairment associated with this Trade name,

Divestiture of Investment in Equity Securities

In June 2024, we divested 100% of our equity investment in preferred stock of a private company we purchased in 2021. We received $12.0 million in proceeds for the divestiture in July 2024. No gain or loss resulted from this transaction.

Amortizable and Other Intangible Assets

The Company amortizes identifiable finite lived intangible assets consisting of developed technology, customer relationships, contractual backlog and the STI trade name on a straight-line basis over the assets' estimated useful lives. The basis of amortization approximates the pattern in which the assets are utilized, over their estimated useful lives.

The Array Technologies trade name has been determined to have an indefinite life and, therefore, is not amortized but is subject to an annual impairment test or at any other time when impairment indicators exist. The Company did not recognize any impairment charges for this asset during the years ended December 31, 2024, 2023 and 2022.

Debt Discount and Issuance Costs

Debt discount and issuance costs incurred to issue debt are deferred and amortized using the effective interest method as a component of interest expense over the life of the related debt agreement. Amortization expense of debt discount and deferred issuance costs was $6.1 million, $10.6 million and $6.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

Revenue Recognition

In accordance with ASC 606, the Company recognizes revenues from the sale of solar tracking systems, parts, installation services, extended warranties on solar tracker system components and software licenses along with associated maintenance and support. The Company determines its revenue recognition through the following steps (i) identification of the contract or contracts with a customer, (ii) identification of the performance obligations within the contract, (iii) determination of the transaction price, (iv) allocation of the transaction price to the performance obligations within the contract, and (v) recognition of revenue when, or as the performance obligation has been satisfied.

In assessing the recognition of revenue, the Company also evaluates whether two or more contracts should be combined and accounted for as one contract and if the combined or single contract should be accounted for as multiple performance obligations which could change the amount of revenue and profit (loss) recorded in a period. Further, the Company assesses whether control of the product or services promised under the contract is transferred to the customer at a point in time or over time.

Performance Obligations

The Company's contracts for specific solar tracker system projects with customers are predominantly accounted for as a single performance obligation, because the Company is integrating the solar tracking system components and related services as part of a single project. The Company's performance creates and enhances an asset that the customer controls as the Company performs under the contract, which is principally as tracker system components are delivered to the designated project site. The Company sources the component parts from third party manufacturers, it obtains control and receives title of such parts before transferring them to the customer because the Company is responsible for fulfillment to its customer. The Company's engineering services and professional services are interdependent with the component parts whereby the parts form an input into a combined output for which it is the principal, and the Company could redirect the parts before they are transferred to the customer if needed. The customer owns the work-in-process over the course of the project and the Company's performance enhances a customer-controlled asset, resulting in the recognition of the performance obligation over time.

In contracts with a single performance obligation, the Company's obligation is satisfied over-time as control is transferred to the customer by measuring the progress toward complete satisfaction of the performance obligation using an input (i.e., the "cost-to-cost") method. Under the cost-to-cost measure of progress, the extent of progress towards completion is measured based on the ratio of costs incurred to date to the total estimated costs at completion of the performance obligation. The costs of materials and hardware components are recognized as incurred, which is typically upon delivery to the customer site or upon transfer of control while in transit.

For contracts with customers that result in multiple performance obligations, the Company allocates the contract's transaction price to each performance obligation using its best estimate of the standalone selling price of each distinct good or service in the contract. These contracts include contracts for the sale of components, contracts with installation services, solar tracker systems sold with an extended warranty, and contracts that include the sale of software and maintenance. For all years presented, the transaction price associated with extended warranties and the sale of software and maintenance was not material. The Company generally uses the expected cost-plus margin approach to estimate the standalone selling price of each performance obligation.

For contracts related to the sale of components as opposed to contracts to provide an integrated solar tracker project, the Company's obligation to the customer is to deliver components that are used by the customer to create a tracker system and does not include engineering or other professional services or the obligation to provide such services in the future. Under these arrangements, each component is a distinct performance obligation, and often the components are delivered in batches at different points in time. The Company estimates the standalone selling price ("SSP") of each component performance obligation based on a cost-plus margin approach. Revenue allocated to a component is recognized at the point in time that control of the component transfers to the customer, which is usually upon delivery to the customer's site.

Contracts are often modified through change orders to account for changes in specifications or design, manner of performance, equipment, materials, scope of work, and/or the period of completion of the project. Although the Company evaluates each change order to determine whether such modification creates a separate performance obligation, the majority of change orders are for goods or services that are not distinct within the context of the original contract and, therefore, not treated as separate performance obligations but rather as a modification of the existing contract and performance obligation.

Bill and Hold Arrangements

In certain situations, the Company recognizes revenue under bill-and-hold arrangements with its customers. In all bill-and-hold arrangements, because the customers lack sufficient storage capacity to accept a large amount of material prior to the start of construction, they request that the Company keep the product in our custody. The material is bundled or palletized in the Company's warehouses, identified separately as belonging to the respective customer and is ready for immediate transport to the customer project upon customer request. Additionally, title and risk of loss has passed to the customer and the Company does not have the ability to use the product or direct it to another customer.

Contract Estimates

A majority of our revenue is recognized over time as work progresses, and for single performance obligations, we use an input measure, the cost-to-cost method, to determine progress. We review and update the contract related estimates on an ongoing basis and recognize adjustments for any project specific facts and circumstances that could impact the measurement of the extent of progress such as the total costs to complete the contracts, under the cumulative catch-up method. Due to the relatively short duration of our outstanding performance obligations, and our ability to estimate the remaining costs to be incurred, which are substantially all material costs covered under our material supply agreements with our suppliers, we have not recorded any material catch-up adjustments for the periods presented that would have impacted revenues or EPS related to revisions in our measurement of remaining progress of our performance obligations.

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled accounts receivable for goods or services delivered but not invoiced, and deferred revenue (contract liabilities) on the consolidated balance sheets. The majority of the Company's contract amounts are billed as work progresses in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. Billing sometimes occurs subsequent to revenue recognition, resulting in unbilled accounts receivable. The changes in unbilled accounts receivable and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings for the Company's revenue recognized over-time.

Practical Expedients and Exemptions

The Company has elected to adopt certain practical expedients and exemptions as allowed under ASC 606, such as (i) recording sales commissions as incurred because the amortization period is less than one year, (ii) not adjusting for the effects of significant financing components when the contract term is less than one year, (iii) excluding collected sales tax amounts from the calculation of revenue and (iv) accounting for the costs of shipping and handling activities that are incurred after the customer obtains control of the product as fulfillment costs rather than a separate service provided to the customer for which consideration would need to be allocated.

Research and Development

The Company incurs research and development costs during its process of researching and developing new products and significant enhancements to existing products. Research and development costs consist primarily of personnel-related costs associated with our team of internal engineers, third-party consultants, materials and overhead. The Company expenses these costs as incurred prior to a respective product being ready for commercial production. Research and development expense was $6.7 million, $8.5 million and $4.2 million during the years ended December 31, 2024, 2023 and 2022, respectively.

Inflation Reduction Act Vendor Rebates

On August 16, 2022, the Inflation Reduction Act of 2022 ("IRA") was enacted into law, which includes numerous green energy credits. The 45X advanced manufacturing production tax credit ("45X Credit") was established as part of the IRA. The section 45X Credit is a per-unit tax credit that is earned over time for each clean energy component domestically produced and sold by a manufacturer. The Company has, and will continue to enter into, arrangements with manufacturing vendors that produce section 45X Credit eligible parts, in which the vendors agree to share a portion of the benefit received related to Array purchases, in the form of "Vendor Rebates."

The Company accounts for these Vendor Rebates as a reduction of the purchase prices of the vendors' products and therefore a reduction in the cost of inventory until the inventory is sold, at which time the Company recognizes such rebates as a reduction of cost of product and service on the consolidated statements of operations. For vendor rebates related to past purchases that are owed to the Company upon execution of the agreement, the Company defers recognition of this portion of the rebate and recognizes the amounts as a reduction to cost of product and service revenue as future purchases occur. At December 31, 2024, the company had deferred $8.0 million of vendor rebates related to rebates due at contract signing for past purchases, which are included in Other current liabilities on the consolidated balance sheet.

During the fiscal year ended December 31, 2024, the Company recorded a reduction to cost of product and service revenue on the consolidated statements of operations in the amount of approximately $133.3 million, of which approximately $38.6 million related to the recognition of deferred rebates that were deferred upon contract signing at December 31, 2023. During the year ended December 31, 2023, the Company recorded a reduction to cost of product and service revenue on the consolidated statements of operations in the amount of $9.3 million.

As of December 31, 2024 and 2023, the Company had an outstanding Vendor Rebate receivable of $115.5 million and $48.4 million, respectively, included in Prepaid expenses and other.

Inflation Reduction Act 45X Credits

The Company accounts for the 45X Advanced Manufacturing Production Credit established by the IRA, under IAS 20 - Accounting for Government Grants and Disclosure of Government Assistance ("IAS 20"), as a reduction to production costs. The tax credit is included as an offset in Income tax payable on the condensed consolidated balance sheet dated December 31, 2024.

During the fiscal year ended December 31, 2024, the company earned 45X Advanced Manufacturing Production Credits for the manufacturing of certain components, which were sold and resulted in a $4.4 million reduction to cost of product and service revenue on the consolidated statement of operations.

Warranty Obligations

The Company offers a multi-year assurance type warranty for its products against manufacturer defects and does not contain service elements. For these assurance type warranties, a provision for estimated future costs related to warranty expense is recorded when they are probable and reasonably estimable, which is typically when products are delivered. This provision is based on historical information on the nature, frequency and average cost of claims for each product line. When little or no experience exists for an immature product line, the estimate is based on comparable product lines. These estimates are re-evaluated on an ongoing basis using best-available information and revisions to estimates are made as necessary. Claims estimated to be payable in the following year are classified as current liabilities and those payable beyond one year are classified as long-term liabilities.

Advertising Expenses

The cost of advertising, marketing and media is expensed as incurred. For the years ended December 31, 2024, 2023 and 2022 advertising expenses totaled $3.3 million, $2.7 million and $2.6 million, respectively.

Income Taxes

The Company provides for income taxes based on the provisions of ASC Topic 740 I*ncome Taxes* ("ASC 740"), which, among other things, requires that recognition of deferred income taxes be measured by the provisions of enacted tax rates in effect at the date of the consolidated financial statements. A valuation allowance is provided to reduce deferred income tax assets if it is more likely than not that all, or some portion, of such deferred tax assets will not be recognized. Provision for estimated income taxes is based upon elements of income and expense reported in the consolidated statements of operations. The Company also files certain corporate state income tax returns. Generally, the Company is subject to examination by U.S. federal, state and non-U.S. income tax authorities. The current provision for income taxes represents actual or estimated amounts payable on tax return filings each year. Deferred tax assets and liabilities are recorded for the estimated future tax effects of temporary differences between the tax basis of assets and liabilities and amounts reported in the accompanying consolidated balance sheets, and for operating loss and tax credit carryforwards. The change in deferred tax assets and liabilities for the period measures the deferred tax provision or benefit for the period. Effects of changes in enacted tax laws on deferred tax assets and liabilities are reflected as adjustments to the tax provision or benefit in the period of enactment.

The Company determines whether uncertain tax positions are more likely than not to be sustained upon examination, including resolution of any related appeals or litigation processes, based on the technical merits of the position.

The Company recognizes interest and penalties related to unrecognized tax benefits within interest expense and other expenses, respectively, in the consolidated statements of operations. The Company's liabilities for unrecognized tax benefits are reflected in Other long-term liabilities on the condensed consolidated balance sheet.

Equity-Based Compensation

The Company recognizes equity-based compensation expense based on the equity award's grant date fair value. The determination of the fair value of equity awards issued to employees of the Company is based upon the underlying share price and a number of assumptions, including volatility, performance period, risk-free interest rate and expected dividends. The Company values equity awards with a market condition using a Monte Carlo simulation model. The Company accounts for forfeitures as they occur. The grant date fair value of each unit is amortized on a straight-line basis over the requisite service period.

Temporary Equity

Equity instruments that are redeemable for cash or other assets are classified as temporary equity if the instrument is redeemable, at the option of the holder, at a fixed or determinable price on a fixed or determinable date or upon the occurrence of an event that is not solely within the control of the issuer. Redeemable equity instruments are initially carried at the fair value of the equity instrument at the issuance date, which is subsequently adjusted at each balance sheet date if the instrument is currently redeemable, or probable of becoming redeemable. The Series A Redeemable Perpetual Preferred Stock of the Company, par value $0.001 per share (the "Series A Shares") issued in connection with the Series A Purchase Agreement, as described in Note 12 – Redeemable Perpetual Preferred Stock, are classified as temporary equity in the accompanying consolidated financial statements. The Company elected the accreted redemption value method under which it accretes changes in redemption value over the period from the date of issuance of the Series A Shares to the earliest costless redemption date (the fifth anniversary) using the effective interest method. Such adjustments are included in preferred undeclared dividends and accretion on Series A Shares on the Company's consolidated statements of changes in redeemable perpetual preferred stock and stockholders' equity (deficit) and treated similarly to a dividend on preferred stock in accordance with U.S. GAAP.

Earnings per Share

Basic earnings per share ("EPS"), is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period. Diluted EPS takes into account the potential dilution that could occur if securities or other contracts to issue shares, such as stock options, unvested restricted stock, or convertible debt, were exercised and converted into shares. The convertible debt is not currently convertible. Diluted EPS is computed by dividing net income available to common shareholders by the weighted average shares outstanding during the period, increased by the number of additional shares that would have been outstanding if the potential shares had been issued and were dilutive.

Credit Concentration

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and accounts receivable. The Company has no significant off balance sheet concentrations of credit risk. The Company maintains its cash with financial institutions that are believed to be of high credit quality and has not experienced any material losses relating to cash balances.

Our customer base consists primarily of large solar developers, independent power producers, utilities and EPCs. We do not require collateral on our accounts receivable.

At December 31, 2024, the Company's largest customer and five largest customers accounted for 9.0% and 31.0%, respectively, of total accounts receivable. At December 31, 2023, the Company's largest and five largest customers constituted 2.7% and 29.6% of trade accounts receivable, respectively.

During the year ended December 31, 2024, two customers accounted for 15.6% and 11.9%, respectively, of total revenue. During the year ended December 31, 2023, one customer accounted for 13.4%, of total revenue. During the year ended December 31, 2022, two customers accounted for 11.8% and 10.6%, respectively, of total revenue.

Further, our accounts receivable are from companies within the solar industry and, as such, we are exposed to normal industry credit risk. We continually evaluate our reserves for potential credit losses and establish reserves for such losses.

Fair Value

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company follows a fair value hierarchy which requires the Company to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Three levels of inputs may be used to measure fair value, as follows:

- **Level 1** - Quoted prices in active markets for identical assets or liabilities.
- **Level 2** - Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- **Level 3** - Unobservable inputs that are supported by little or no market activity that are significant to the fair value of the assets or liabilities.

The fair values of the Company's cash, accounts receivable, and accounts payable approximate their carrying values due to their short maturities. The carrying value of the Company's notes payable approximate their fair values, as they are based on current market rates at which the Company could borrow funds with similar terms.

The Company follows the provisions of ASC 820 *Fair Value Measurement* for nonfinancial assets and liabilities measured at fair value on a non-recurring basis. As it relates to the Company, this applies to certain nonfinancial assets and liabilities acquired in business combinations and measurement of goodwill impairment and non-amortizable intangibles and is thereby measured at fair value, which was determined by the Company with the assistance of third-party valuation specialists.

Recently Issued Accounting Pronouncements

In December 2023, the Financial Accounting Standards Board (the "FASB") issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosures. The standard will become effective for the Company's fiscal year ended December 31, 2025, with early adoption permitted. The Company did not adopt this reporting standard early for 2024 and expects no material impacts upon adoption.

In November 2024, the FASB issued ASU 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (Subtopic 220-40), which requires public entities to disclose additional information about specific expense categories in the notes to the financial statements on an interim and annual basis. ASU 2024-03 is effective for fiscal years beginning after December 31, 2026, and for interim periods beginning after December 31, 2027, with early adoption permitted. The Company is currently evaluating the impact of adopting ASU 2024-03.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. The amendments in this ASU will require public entities to disclose significant segment expenses and other segment items and to provide in interim periods all disclosures about a reportable segment's profit or loss and assets that are currently required annually. Public entities with a single reportable segment will also be required to provide the new disclosures and all the disclosures required under ASC 280. The Company adopted ASU 2023-07 during the year ended December 31, 2024. See Note 20 – Segment and Geographic Information in the accompanying notes to the consolidated financial statements for further detail.

3.   Acquisition of STI

On January 11, 2022, the Company completed the STI Acquisition pursuant to the purchase agreement, dated November 10, 2021, by and among Amixa Capital, S.L. and Aurica Trackers, S.L., each a company duly organized under the laws of the Kingdom of Spain (together, the "Sellers") and Mr. Javier Reclusa Etayo (the "STI Purchase Agreement"). The STI Acquisition was funded primarily with borrowings from the Convertible Notes (as defined below) and the issuance of the Series A Shares. The STI Acquisition provided the Company with an immediate presence in Spain, Western Europe, Brazil and South Africa. Transaction expenses incurred in connection with the acquisition are $5.6 million recorded in the general and administrative line item on the consolidated statement of operations for the year ended December 31, 2022. In accordance with the Purchase Agreement, the Company paid closing consideration to the Sellers consisting of $410.5 million in cash and (13,894,800 shares) of the Company's common stock with an estimated fair value of $200.2 million based on the closing share price on the date of acquisition. The fair value of the purchase consideration was $610.8 million and resulted in the Company owning 100% of the interests in STI. The Company has performed a valuation of the acquisition assets and liabilities and determined the related accounting impact.

The consideration paid to acquire STI consisted of the following (in thousands):

Cash consideration for STI	$	409,647
Cash consideration for transaction expenses of STI		896
Total cash consideration		410,543
Non-cash equity consideration		200,224
Total consideration transferred		610,767
Total purchase price consideration	$	610,767

The STI Acquisition was accounted for as a business combination in accordance with ASC 805 *Business Combinations*. The equity consideration transferred consisted of the Company's common stock and was measured at fair value based on the closing stock price on the Acquisition Date. The purchase price was allocated to the assets acquired and liabilities assumed based on management's estimate of the respective fair values at the Acquisition Date. Goodwill was calculated as the excess of the consideration transferred over the net assets recognized and represents the estimated future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The factors contributing to the recognition of goodwill were the expected synergies of the combined entities that are expected to be realized from the STI Acquisition. None of the goodwill is deductible for income tax purposes.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the Acquisition Date (in thousands):

Fair Value of Net Assets Acquired and Liabilities Assumed:	Acquisition Date		Measurement Adjustment		Remeasured Acquisition Date
Cash and cash equivalents	$	36,725	$	—	$	36,725
Accounts receivable		110,789		—		110,789
Inventories		47,517		—		47,517
Prepaid expenses and other		23,399		—		23,399
Property, plant and equipment		4,434		—		4,434
Other intangible assets		304,431		—		304,431
Other assets		325		2,655		2,980
Total assets acquired	$	527,620	$	2,655	$	530,275
Accounts payable		65,761		—		65,761
Deferred revenue		20,345		—		20,345
Short-term debt		44,338		—		44,338
Other liabilities		10,115		2,655		12,770
Income tax payable		7,576		—		7,576
Deferred tax liability		95,510		—		95,510
Other long-term liabilities		4,524		—		4,524
Long-term debt		12,053		—		12,053
Total liabilities assumed	$	260,222	$	2,655	$	262,877
Fair value of net assets acquired		267,398				267,398
Allocation to goodwill	$	343,369			$	343,369

The purchase price allocation was based upon Management's estimates with the assistance of a third party valuation specialist. The estimates of the fair values of the assets acquired and liabilities assumed were estimated to approximate carrying values since they are short term in nature, and they are receivable or payable on demand. These assets and liabilities were cash and cash equivalents, accounts receivable, inventories, prepaid expenses and other, accounts payable, other liabilities, and deferred revenue. The deferred tax liability was determined utilizing statutory rates in effect at the time of the acquisition, as applied to the respective intangible assets by jurisdiction. For assets and liabilities excluded from the scope of the intangible assets and property, plant and equipment valuation, the Company considered net book value to be a reasonable proxy as of the Acquisition Date.

The purchase price allocation includes $304.4 million of acquired identifiable intangible assets.

(in thousands, except useful lives)	Estimated Fair Value	Estimated Weighted Average Useful Life in Years
Backlog	$ 50,000	1
Customer relationships	228,408	10
Trade name	26,023	20
Total	$ 304,431	

The fair value of the identifiable intangible assets has been estimated using the Excess Earnings Method (customer relationships and backlog) and Relief from Royalty Method (trade name). Significant inputs using the Excess Earnings Method and Level 3 inputs in the fair value hierarchy include economic life, estimated revenue, expenses based on historical results and forecasts, and a discount rate based on a weighted average cost of capital for customer relationships of 15% for Spain, 16.5% for Brazil and 14.0% for Spain foreign sourced projects and for order backlog of 8.5% for Spain, 9.5% for Brazil and 7.5% for Spain foreign sourced projects. Significant inputs to the Relief from Royalty method model include estimates of future revenue, economic life, estimated royalty rate of 1.25%, and a discount rate based on a weighted average cost of capital 15.2%. The weighted average cost of capital was determined based on the Company's capital structure, cost of capital, inherent business risk profile and long-term growth expectations. The intangible assets are being amortized over their estimated useful lives on a straight-line basis that reflects the economic benefit of the asset. The determination of the useful lives is based upon various industry studies, historical acquisition experience, economic factors, and future forecasted cash flows of the Company following the STI Acquisition.

The amounts of revenue and net income of STI included in the Company's consolidated statement of operations from the Acquisition Date through December 31, 2022 were $369.7 million and $(21.5) million, respectively.

Pro Forma Financial Information (Unaudited)

The following unaudited pro forma financial information presents the combined results of operations of the Company and STI as if the acquisition had occurred on January 1, 2021, after giving effect to certain unaudited pro forma adjustments. The unaudited pro forma adjustments reflected herein include only those adjustments that are directly attributable to the STI Acquisition including amortization of intangibles, debt financing expenses and tax benefits. The unaudited pro forma financial information does not reflect any adjustments for anticipated expense savings resulting from the STI Acquisition and is not necessarily indicative of the operating results that would have actually occurred had the STI Acquisition been consummated on January 1, 2021, (in thousands):

	Year Ended December 31,	
	2022	**2021**
Revenue	$ 1,645,962	$ 1,118,903
Net income (loss)	$ 36,285	$ (74,215)

4.   Accounts Receivable

Accounts receivable consists of the following (in thousands):

	December 31,		
	2024	**2023**	**2022**
Accounts receivable	$ 280,686	$ 335,976	$ 423,071
Less: allowance for credit losses	(4,848)	(3,824)	(1,888)
Accounts receivable, net	$ 275,838	$ 332,152	$ 421,183

Included in accounts receivable are amounts retained by project owners that represent funds withheld by our customers until the products are installed by a third-party, arranged by the customer, and the project is declared operational. Such retention amounts were $17.4 million, $24.0 million, and $47.4 million as of December 31, 2024, 2023, and 2022, respectively. All retention amounts outstanding as of December 31, 2024, are collectible within the next 12 months.

The following is the activity of the allowance for credit losses on accounts receivable which includes trade accounts receivable and unbilled accounts receivable (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance	$ (3,824)	$ (1,888)	$ (140)
Provision for credit losses	(1,855)	(2,871)	(2,599)
Collected	92	916	731
Written-off	739	19	120
Ending balance	$ (4,848)	$ (3,824)	$ (1,888)

5.   Inventories

Inventories consist of the following (in thousands):

	December 31,			
	2024		**2023**	
Raw materials	$	60,588	$	86,614
Finished goods		140,230		75,350
Total	$	200,818	$	161,964

The Company values a portion of its inventory using the moving average cost method that approximates the First In, First Out method ("FIFO"). As of December 31, 2024, inventory valued using moving average cost and FIFO was $154.4 million and $46.4 million, respectively. As of December 31, 2023, inventory valued using moving average cost and FIFO, was $129.5 million and $32.5 million, respectively.

6.   Property, Plant and Equipment

Property, plant and equipment consisted of the following (in thousands, except for useful lives):

	Estimated Useful Life (Years)	December 31,			
		2024		**2023**	
Land	N/A	$	1,585	$	1,634
Buildings and land improvements	15-39		9,108		9,344
Manufacturing equipment	7		27,853		22,962
Furniture, fixtures and equipment	5-7		4,287		4,770
Vehicles	5		603		688
Hardware	3-5		3,603		3,114
Construction in progress	N/A		3,948		6,199
Total			50,987		48,711
Less: accumulated depreciation			(24,765)		(20,818)
Property, plant and equipment, net		$	26,222	$	27,893

Depreciation expense was $4.4 million, $2.6 million and $2.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, of which $2.1 million, $1.3 million and $1.6 million, respectively, was included in cost of revenues and $2.3 million, $1.3 million and $0.8 million, respectively, was included in depreciation and amortization in the accompanying consolidated statements of operations for the years ended December 31, 2024, 2023 and 2022.

7.   Goodwill, Long-Lived Assets, and Other Intangible Assets

Goodwill

Changes in the carrying amount of goodwill by reporting unit during the year ended December 31, 2024, consisted of the following (in thousands):

	Array Legacy Operations[(1)]	STI Operations	Total
Beginning balance	$ 69,727	$ 365,864	$ 435,591
Foreign currency translation	—	(39,402)	(39,402)
Impairment charge	—	(236,000)	(236,000)
Ending balance	$ 69,727	$ 90,462	$ 160,189

[(1)] Goodwill attributable to Array Legacy Operations is net of impairment charges of $51.9 million. Prior to 2024, no impairment charges have been recorded for STI Operations.

The Company performs it's annual goodwill impairment test, utilizing a qualitative or quantitative impairment analysis during the fourth quarter of each year, and between annual tests if an event occurs or circumstances change that would indicate that it is more likely than not that the carrying amount may be impaired.

During the third and fourth quarters of 2024, the Company experienced a sustained decline in its stock price, which hit a 52-week low during the third quarter of 2024 and again during the fourth quarter of 2024, resulting in a decrease in market capitalization. In addition, the Company updated its long-term projections for the Company's reporting units during the third and fourth quarter of 2024, and evaluated the execution risk associated with the Company's projections and the local market conditions. As a result, the Company identified indicators of impairment related to the Company's reporting units as of September 30, 2024 and December 31, 2024, respectively. Management, with the assistance of a third-party valuation specialist, performed quantitative goodwill impairment tests of the Legacy Array Operations and STI Operations reporting units as of September 30, 2024 and December 31, 2024.

The fair value of the Array Legacy Operations and STI Operations reporting units were determined using the income approach and then compared to the Guideline publicly traded companies ("GPC") marketplace EBITDA multiples to corroborate the fair value of the reporting unit. As a result of these tests, the Company recorded impairments to goodwill totaling $236.0 million during 2024, related to STI Operations reporting unit. The estimated fair value of the STI Operations reporting unit was estimated to be $251.2 million as of December 31, 2024.

Subsequent to recording the impairments of goodwill, the Company reconciled the overall market capitalization of the Company, within a reasonable range, to the sum of the estimated fair values of both of the Company's reporting units. The estimated fair value of the Array Legacy Operations reporting unit was significantly higher than the carrying balance of the reporting unit at each testing date.

The significant assumptions used in determining the fair value of the STI Operations reporting unit primarily relate to the revenue growth rate, the forecasted EBITDA margin, and the selected discount rate used in the discounted cash flow model under the income approach. Under the GPC method, the selection of EBITDA multiple to be used requires significant judgement. To the extent that the discount rate used in determining the present value of our cash flows increases, if we do not meet the cash flow projections for the reporting unit, or GPC multiples in the future decrease, additional impairment charges may be recorded in the future. In addition, a further decrease in the Company's common stock share price and market capitalization could be an indication that there has been a further decrease in the fair value of the Company's reporting units.

Long-Lived Assets

As discussed above, there were indicators of impairment that required an interim impairment test for the Legacy Array and STI Operations reporting units. Management considered these events to be a triggering event requiring the long-lived assets associated with the STI Operations asset groups be tested for impairment (which includes the amortizable intangible assets) as of the same dates that the goodwill was tested for impairment.

The sum of the future undiscounted cash flows for one of the STI Operations asset groups indicated that the carrying amount of the asset groups was not recoverable as of December 31, 2024. As a result, with the assistance of a third-party valuation specialist, management estimated the fair value of the asset group, which was less than the carrying value of the asset group. The fair value of the asset group was determined using the income approach and then compared to GPC marketplace EBITDA multiples to corroborate the fair value of the reporting unit. An impairment loss of $91.9 million was recognized based on the difference between the carrying value of the asset group and its estimated fair value. The Company impaired $83.0 million of customer relationships, $7.3 million of trade names, and $1.6 million of plant and equipment.

The loss was allocated to the long-lived assets of the group on a pro rata basis using the relative carrying amounts of those assets. In determining the fair value of the asset group, the Company performed a DCF analysis using the income approach. The significant assumptions used in determining the fair value of the asset group are similar to the significant assumptions used in determining the fair value the Company's reporting units.

As of December 31, 2024 and 2023, no events or circumstances were noted that would indicate the carrying amount of any of Legacy Array's asset groups may not be recoverable.

Other Intangible Assets

Other intangible assets consisted of the following (in thousands, except for useful lives):

	Estimated Useful Life (Years)	December 31,	
		2024	2023
Amortizable:			
Developed technology	14	$ 203,800	$ 203,800
Computer software	3	15,826	5,267
Customer relationships	10	179,166	336,134
Backlog	1	16,877	54,438
Trade name	20	15,117	27,061
Total amortizable intangibles		430,786	626,700
Accumulated amortization:			
Developed technology		123,462	108,905
Computer software		14,552	1,274
Customer relationships		102,541	115,444
Backlog		16,877	54,322
Trade name		2,245	2,666
Total accumulated amortization		259,677	282,611
Total amortizable intangibles, net		171,109	344,089
Non-amortizable:			
Trade name		10,300	10,300
Total other intangible assets, net		$ 181,409	$ 354,389

Amortization expense related to intangible assets was $48.4 million, $52.2 million and $98.4 million for the years ended December 31, 2024, 2023 and 2022, respectively, of which $14.6 million was included in amortization of developed technology, a component of cost of revenue, in all three periods. The remaining amortization expense of $33.8 million, $37.6 million and $83.8 million, respectively, was included in depreciation and amortization, on the accompanying consolidated statements of operations.

The following table presents estimated future annual amortization expense (in thousands):

	Amount
2025	$ 34,844
2026	30,370
2027	25,350
2028	25,232
2029	25,232
Thereafter	30,081
	$ 171,109

8.   **Income Taxes**

The components of the Company's income (loss) before provision for income taxes are as follows (in thousands):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
U.S.	$	113,045	$	136,498	$	34,344
Foreign		(363,621)		40,659		(39,296)
Income (loss) before provision for income taxes	$	(250,576)	$	177,157	$	(4,952)

The provision for income taxes charged to operations consists of the following (in thousands):

| | Year Ended December 31, | | | | | |
	2024		2023		2022	
Current expense (benefit):						
Federal	$	21,686	$	26,592	$	12,826
State		2,707		5,678		1,630
Foreign		3,075		16,509		7,725
		27,468		48,779		22,181
Deferred expense (benefit):						
Federal		(1,361)		942		(6,160)
State		(406)		(327)		(960)
Foreign		(35,883)		(9,477)		(24,445)
		(37,650)		(8,862)		(31,565)
Total income tax expense (benefit)	$	(10,182)	$	39,917	$	(9,384)

Significant components of the Company's deferred tax assets and liabilities were as follows (in thousands):

	December 31,	
	2024	**2023**
Deferred tax assets:		
Bad debts	$ 143	$ 164
Inventories	5,439	3,528
Accrued warranties	4,753	4,336
Accrued compensation	496	569
Net operating loss	4,247	2,181
Equity-based compensation	2,769	3,222
Lease liabilities	4,982	5,794
Premium on capped call	7,777	9,376
Interest expense carryforward	80	3,411
Capitalized research and development expenses	6,405	2,000
Other	5,164	4,580
Deferred tax assets	42,255	39,161
Valuation allowance	(11,181)	(2,360)
Deferred tax assets, net	31,074	36,801
Deferred tax liabilities:		
Property, plant, and equipment	(2,349)	(2,825)
Intangible assets	(28,450)	(79,913)
ROU assets	(3,919)	(5,051)
Deferred tax liabilities	(34,718)	(87,789)
Deferred tax asset (liability), net	$ (3,644)	$ (50,988)

A reconciliation of income tax expense computed at the federal statutory rate of 21% to actual income tax expense at the Company's effective rate is as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Income tax rate reconciliation			
Income tax expense (benefit) at U.S. statutory rate	$ (52,621)	$ 37,204	$ (1,040)
State income taxes	1,732	4,150	530
Officer's compensation	350	518	740
Equity-based compensation	595	(932)	712
Contingent consideration	26	622	(947)
Tax credits	(4,554)	(407)	(421)
Non-U.S. income taxed at different rate than U.S. statutory rate	(15,135)	2,658	(4,274)
Non-U.S. indirect tax incentives	975	(5,035)	(4,183)
Foreign derived intangible income benefit	—	(403)	(1,668)
Transaction costs	—	—	1,628
Non-deductible Goodwill Impairment	49,560	—	—
Change in valuation allowance	7,760	911	(534)
Uncertain tax benefits	714	—	—
Nondeductible expenses	481	299	10
Other	(65)	332	63
Total income tax expense (benefit)	$ (10,182)	$ 39,917	$ (9,384)

During 2023 and 2022, the Company received a non-U.S. indirect tax incentive which was excluded from the local income tax base, resulting in a reduction of the overall effective tax rate of the Company. The income tax benefits from the non-U.S. indirect tax incentive was $5.0 million and $4.2 million for 2023 and 2022, respectively. Due to recent legislation, effective in 2024 these non-U.S. indirect tax incentives are no longer excluded from the local income tax base. In addition, in 2024, the Company reached a settlement under an amnesty program relating to treatment of the pre-acquisition of such non-US indirect tax incentives for years ended 2017 and 2018. Under the settlement, there was a repayment of the non-US indirect tax incentives from 2017 and 2018 along with penalties of $3.3 million, which were not deductible.

During the year ended December 31, 2024, the Company recorded impairment charges of $236.0 million related to goodwill and $91.9 million related to intangibles and PP&E. The goodwill impairment charge is non-deductible for income tax purposes, while a deferred tax benefit of $31.2 million offset by a valuation allowance against deferred tax assets of $7.2 million was recognized for the intangible and PP&E impairment. See Note 7 – Goodwill, Long-Lived Assets, and Other Intangible Assets for additional information.

As of December 31, 2024, the Company has federal income tax net operating loss ("NOL") carryforwards of approximately $6.8 million that do not expire, state income tax NOL carryforwards of approximately $0.5 million that will expire in future years beginning in 2029, state tax credits of approximately $1.1 million that will expire in future years beginning in 2033, and certain foreign NOLs that are immaterial. As of December 31, 2023, the Company has federal income tax NOL carryforwards of approximately $6.8 million that do not expire, state income tax NOL carryforwards of approximately $2.3 million that will expire in future years beginning in 2029, state tax credits of approximately $0.3 million that will expire in future years beginning in 2033, and certain foreign NOLs that are immaterial.

Realization of deferred tax assets is dependent upon generating sufficient taxable income of the appropriate type and in the appropriate jurisdictions. In assessing the ability to realize a portion of the deferred tax assets, management considers whether it is more likely than not that some portion or all the deferred tax assets will not be realized. It is not more likely than not that deferred tax assets from certain U.S. Federal, state and foreign net operating loss would be realized due to type and location of future earnings. As a result, the Company has a valuation allowance of $11.2 million and $2.4 million for the years ended December 31, 2024 and 2023.

ASC 740 addresses the determination of how tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. In accordance with ASC 740, the Company must recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by taxing authorities, based on the technical merits of the position. The Company's assessments of its tax positions in accordance with ASC 740 did not result in changes that had a material impact on results of operations, financial condition or liquidity. As of December 31, 2024, 2023 and 2022, the Company had unrecognized income tax benefits of $0.7 million, zero and zero, respectively, of which the entirety would reduce our income tax provision, if recognized within the next twelve months. The Company does not expect any significant changes to the unrecognized tax benefits within the next twelve months.

A reconciliation of the unrecognized tax benefits included within Other long-term liabilities on the consolidated statement of operations is as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Unrecognized tax benefits – January 1	$	—	$	—	$	—
Gross increases – tax positions in prior period		533		—		—
Gross decreases – tax positions in prior period		—		—		—
Gross increases – tax positions in current period		181		—		—
Settlement		—		—		—
Lapse of statute of limitations		—		—		—
Unrecognized tax benefits – December 31	$	714	$	—	$	—

The Company files income tax returns in the U.S. federal jurisdiction, in multiple U.S. states, as well as in non-U.S. jurisdictions. Through global expansion and the acquisition of STI, the Company has a significant presence in Spain and Brazil. The Company and its subsidiaries are routinely examined by various U.S. and non-U.S. taxing authorities. The Company is not subject to U.S. federal, state and non-U.S. income tax examinations by tax authorities for years before 2020. There are currently no income tax audits in any material jurisdictions.

The cash held by foreign subsidiaries for permanent reinvestment is generally used to finance the subsidiaries' operational activities and future foreign investments. Repatriation of funds could result in an adjustment to the tax liability for foreign withholding taxes, foreign and/or state income taxes and the impact of foreign currency movements. At December 31, 2024, management believed that sufficient liquidity was available in the U.S. The Company may consider repatriating certain funds from its non-U.S. subsidiaries that are not needed to finance local operations; however, any repatriation activities are not expected to result in a significant incremental tax liability to the Company.

The Organization for Economic Co-operation and Development (OECD) has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as Pillar Two), with certain aspects of Pillar Two effective January 1, 2024 and other aspects effective January 1, 2025. Certain countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation to implement Pillar Two. Due to the effective tax rates in which the Company operates, the Company meets certain safe harbor tests. As a result, there was no tax impact of Pillar Two for the year ended December 31, 2024.

The Company accounts for the 45X Credit under IAS 20, Accounting for Government Grants and Disclosure of Government Assistance, for certain parts for which it is the manufacturer as a reduction to production costs with a corresponding reduction to Income Tax Payable. The reduction to production costs of $4.4 million for the year ended December 31, 2024, from the 45X Credit related to parts manufactured by the company, is excluded from Federal and state income taxes.

9.   Accrued Expenses and Other

Accrued expenses and other consisted of the following (in thousands):

	December 31,	
	2024	**2023**
Unvouchered payables	$ 46,043	$ 21,548
Accrued payroll expenses	13,068	15,778
Accrued interest	692	4,723
Non-income taxes payable	4,019	5,560
Other	27,361	22,602
Accrued expenses and other	$ 91,183	$ 70,211

10.   Accrued Warranty Reserve

The following table presents changes in the accrued warranty reserve balances (in thousands):

	December 31,		
	2024	**2023**	**2022**
Beginning balance	$ 6,162	$ 5,476	$ 3,192
Provision for warranties issued	4,270	6,328	5,289
Payments	(2,432)	(3,980)	(1,868)
Warranty expirations	(1,107)	(1,662)	(1,137)
Ending balance	$ 6,893	$ 6,162	$ 5,476

11. Debt

The following table summarizes the Company's total debt (in thousands):

	December 31, 2024	December 31, 2023
Senior Secured Credit Facility:		
Term loan facility	$ 233,875	$ 238,175
Revolving credit facility	—	—
Total secured credit facility	233,875	238,175
Convertible notes	425,000	425,000
Other debt	34,042	39,889
Total principal	692,917	703,064
Unamortized discount and issuance costs, total	(15,633)	(20,644)
Current portion of debt	(30,714)	(21,472)
Total long-term debt, net of current portion	$ 646,570	$ 660,948

Senior Secured Credit Facility

On October 14, 2020, the Company entered into a credit agreement (as amended, the "Credit Agreement") governing the Company's senior secured credit facility, consisting of (i) a $575 million senior secured 7-year term loan facility (the "Term Loan Facility") and (ii) a $200 million senior secured 5-year revolving credit facility (the "Revolving Credit Facility" and, together with the Term Loan Facility, the "Senior Secured Credit Facility"). The Credit Agreement was amended on February 23, 2021 (the "First Amendment"), on February 26, 2021 (the "Second Amendment") and again on March 2, 2023 (the "Third Amendment"). The First Amendment, in the case of Eurocurrency borrowings, lowered the London interbank offered rate floor to 50 basis points from 100 basis points and lowered the applicable margin to 325 basis points from 400 basis points per annum. The Second Amendment increased the borrowing capacity of the Revolving Credit Facility from $150 million to $200 million. The Third Amendment replaced the former discontinued Senior Secured Credit Facility reference rate of LIBOR, with the comparable active reference rate, SOFR.

The outstanding balance on the Term Loan Facility was $233.9 million and $238.2 million as of December 31, 2024 and 2023, respectively. The Term Loan Facility is presented in the accompanying consolidated balance sheets, net of debt discount and issuance costs of $7.9 million and $11.3 million at December 31, 2024 and 2023, respectively.

The Company had no outstanding balance under the revolving credit facility as of both December 31, 2024 and 2023, $28.0 million and $24.8 million in standby letters of credit as of December 31, 2024 and 2023, respectively, and availability of $172.0 million and $175.2 million as of December 31, 2024 and 2023, respectively.

Terms and Conditions of the Senior Secured Credit Facility

Interest Rates

The interest rates applicable to the loans under the Term Loan Facility equal, at the Company's election, to either, (x) for SOFR Loans at Adjusted Term SOFR (subject to a floor of 0.50%) plus 3.25% or (y) for Base Rate Loans at the higher of the Prime Rate, one half of 1.00% above the Federal Funds Rate or the Adjusted Term SOFR for one-month interest period, after giving effect to any floor plus 1.00%, plus 2.25%. Applicable interest rate at December 31, 2024 and 2023, were 9.55% and 10.15%, respectively.

For the years ended December 31, 2024 and 2023, interest expense related to the Term Loan Facility was $24.2 million and $32.4 million, respectively, of which, $20.6 million and $24.5 million, respectively, was contractual interest and $3.6 million and $7.9 million, respectively, was amortization of debt discount and issuance costs. The discount and issuance costs are amortized over the life of the debt using the effective interest rate method.

Prepayments and Amortization

The Term Loan Facility amortizes in equal quarterly installments in aggregate annual amounts equal to 1.00% per annum of the original principal amount of the loans funded thereunder and is due in October 2027. There is no scheduled amortization under the Revolving Credit Facility.

Loans under the Revolving Credit Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty. Loans under the Term Loan Facility may be voluntarily prepaid in whole, or in part, in each case without premium or penalty (other than a 1% premium with respect to prepayments on account of certain "repricing events," subject to exceptions, occurring within 12 months of the closing date of the Senior Secured Credit Facility).

Additionally, the Term Loan Facility requires an annual excess cash flow calculation, for which the prescribed formula did not result in requiring the Company to make an advance principal payment for the year ended December 31, 2024.

Restrictive Covenants and Other Matters

The Revolving Credit Facility includes a springing financial maintenance covenant that is tested on the last day of each fiscal quarter if the outstanding loans and certain other credit extensions under the Revolving Credit Facility exceed 35% of the aggregate amount of commitments thereunder, subject to customary exclusions and conditions. If the financial maintenance covenant is triggered, the first lien net leverage ratio will be tested for compliance not to exceed 7.10 to 1.00. As of December 31, 2024, the Company was in compliance with all the required covenants.

The Senior Secured Credit Facility also contains affirmative and negative covenants customary for financings of this type, including covenants that restrict our incurrence of indebtedness and liens, dispositions, investments, acquisitions, restricted payments, and transactions with affiliates. The Senior Secured Credit Facility also includes customary events of default, including the occurrence of a change of control. In addition, the Senior Secured Credit Facility generally restricts the cash payment of dividends on the Company's capital stock, subject to certain exceptions such as payment of dividends on designated preferred stock issued after the closing date.

Guarantees and Security

The obligations under the Senior Secured Credit Facility are guaranteed by ATI Investment Sub, Inc., a wholly owned subsidiary of the Company, and its wholly owned domestic subsidiaries other than certain immaterial subsidiaries and other excluded subsidiaries. The obligations under the Senior Secured Credit Facility are secured by a first priority security interest in substantially all of the future property and assets of the guarantor and the borrower, Array Tech, Inc. (f/k/a Array Technologies, Inc.), including accounts receivable, inventory, equipment, general intangibles, intellectual property, investment property, other personal property, material owned real property, cash and proceeds of the foregoing.

Convertible Debt

On December 3, 2021 and December 9, 2021, the Company completed a $425 million private offering ($375 million and $50 million, respectively), of its 1.00% Convertible Senior Notes due 2028 (the "Convertible Notes"), resulting in proceeds of $413.3 million ($364.7 million and $48.6 million, respectively), after deducting the original issue discount of 2.75%. The Convertible Notes were issued pursuant to an indenture, dated December 3, 2021, between the Company and U.S. Bank National Association, as trustee (the "Indenture").

For each of the years ended December 31, 2024 and 2023, interest expense related to the Convertible Notes was $6.1 million, of which, $4.2 million was contractual interest and $1.9 million was amortization of debt discount and issuance costs. The discount and issuance costs will be amortized over the life of the debt using the effective interest rate of 1.5%.

The Convertible Notes are senior unsecured obligations of the Company and will mature on December 1, 2028, unless earlier converted, redeemed, or repurchased. The Convertible Notes bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2022. As of December 31, 2024 and 2023, the principal balance of the Convertible Notes was $425.0 million with unamortized discount and issuance costs of $7.5 million and $9.4 million, respectively, for a net carrying amount of $417.5 million and $415.6 million, respectively.

The Convertible Notes were not convertible during the year ended December 31, 2024, and none have been converted to date. As the average market price of the Company's common stock has not exceeded the exercise price since inception, there was no dilutive impact to earnings per share for the year ended December 31, 2024.

Redemption

At any time prior to the close of business on the business day immediately preceding June 1, 2028, the Convertible Notes are convertible at the option of the holders only under the following circumstances: (1) during any calendar quarter commencing after the calendar quarter ending on March 31, 2022 (and only during such calendar quarter), if the last reported sale price of our common stock for at least 20 trading days (whether or not consecutive) during a period of 30 consecutive trading days ending on, and including, the last trading day of the immediately preceding calendar quarter is greater than or equal to 130% of the conversion price then in effect on each applicable trading day; (2) during the five business day period after any ten consecutive trading day period (the "measurement period") in which the trading price per $1,000 principal amount of Notes for each trading day of the measurement period was less than 98% of the product of the last reported sale price of the Company's common stock and the conversion rate for the Convertible Notes on each such trading day; (3) if the Company calls such Convertible Notes for redemption, at any time prior to the close of business on the second scheduled trading day immediately preceding the redemption date, but only with respect to the

Convertible Notes called (or deemed called) for redemption; or (4) upon the occurrence of specified corporate events as described in the Indenture. On or after June 1, 2028, until the close of business on the second scheduled trading day immediately preceding the maturity date, holders of the Convertible Notes may convert all or any portion of their Convertible Notes at any time regardless of the foregoing circumstances. Upon conversion of the Convertible Notes, the Company will pay cash up to the aggregate principal amount of the Convertible Notes to be converted and pay or deliver, as the case may be, cash, shares of the Company's common stock or a combination of cash and shares of the Company's common stock, at the Company's election, in respect of the remainder, if any, of the Company's conversion obligation in excess of the aggregate principal amount of the Convertible Notes being converted.

The Company may redeem (an "Optional Redemption") for cash all or any portion of the Convertible Notes, at its option, on or after December 6, 2025, if the last reported sale price of the Company's common stock has been at least 130% of the conversion price then in effect for at least 20 trading days (whether or not consecutive) during any 30 consecutive trading day period (including the last trading day of such period) ending on, and including, the trading day immediately preceding the date on which the Company provides notice of redemption at a redemption price equal to 100% of the principal amount of the Convertible Notes to be redeemed, plus accrued and unpaid interest to, but excluding, the redemption date. If the Company redeems less than all the outstanding Convertible Notes, at least $100 million aggregate principal amount of Convertible Notes must be outstanding and not subject to redemption as of the date of the relevant notice of redemption. No sinking fund is provided for the Convertible Notes.

The conversion rate for the Convertible Notes was initially, and remains currently, 41.9054 shares of the Company's common stock per $1,000 principal amount of the Convertible Notes, which is equivalent to a conversion price of approximately $23.86 per share of common stock or 10.1 million shares. The conversion price of the Convertible Notes represents a premium of approximately 32.5% to the last reported sale price of the Company's common stock on the Nasdaq Global Market on November 30, 2021. The conversion rate for the Convertible Notes is subject to adjustment under certain circumstances in accordance with the terms of the Indenture. In addition, following certain corporate events that occur prior to the maturity date of the Convertible Notes or if the Company delivers a notice of redemption in respect of the Convertible Notes, the Company will, under certain circumstances, increase the conversion rate of the Convertible Notes for a holder who elects to convert its Convertible Notes (or any portion thereof) in connection with such a corporate event or convert its Convertible Notes called (or deemed called) for redemption during the related Redemption Period (as defined in the Indenture), as the case may be.

If the Company undergoes a Fundamental Change (as defined in the Indenture), holders may require, subject to certain conditions and exceptions, the Company to repurchase for cash all or any portion of their Convertible Notes at a Fundamental Change Repurchase Price (as defined in the Indenture) equal to 100% of the principal amount of the Convertible Notes to be repurchased, plus accrued and unpaid interest, to, but excluding, the Fundamental Change Repurchase Date (as defined in the Indenture).

The Indenture includes customary covenants and sets forth certain events of default after which the Convertible Notes may be declared immediately due and payable and sets forth certain types of bankruptcy or insolvency events of default involving the Company or certain of its subsidiaries after which the Convertible Notes become automatically due and payable.

Capped Calls

In connection with the issuances of the Convertible Notes, the Company paid $52.9 million, in aggregate, to enter into capped call option agreements to reduce the potential dilution to holders of the Company's common stock after a conversion of the Convertible Notes. Specifically, upon the exercise of the capped call instruments issued pursuant to the agreements (the "Capped Calls"), the Company would receive shares of its common stock equal to approximately 17.8 million shares (a) multiplied by (i) the lower of $36.0200 or the then-current market price of its common stock, less (ii) the applicable exercise price, $23.86, and (b) divided by the then-current market price of its common stock. The results of this formula are that the Company would receive more shares as the market price of its common stock exceeds the exercise price and approaches the cap, which was initially, and remains currently, $36.02 per share.

Consequently, if the Convertible Notes are converted, then the number of shares to be issued by the Company would be effectively partially offset by the shares of common stock received by the Company under the Capped Calls as they are exercised. The formula above would be adjusted in the event of certain specified extraordinary events affecting the Company, including a merger; a tender offer; nationalization, insolvency or delisting of the Company's common stock; changes in law; failure to deliver; insolvency filing; stock splits, combinations, dividends, repurchases or similar events; or an announcement of certain of the preceding actions.

The Company can also elect to receive the equivalent value of cash in lieu of shares of common stock upon settlement, except in certain circumstances. The Capped Calls expire on December 1, 2028 and terminate upon the occurrence of certain extraordinary events such as a merger, tender offer, nationalization, insolvency, delisting, event of default, a change in law, failure to deliver, an announcement of certain of these events, or an early conversion of the Convertible Notes. Although intended to reduce the net number of shares of common stock issued after a conversion of the Convertible Notes, the Capped Calls were separately negotiated transactions, are not a part of the terms of the Convertible Notes, and do not affect the rights of the holders of the Convertible Notes.

The Company made a tax election to integrate the Convertible Notes and the Capped Calls. The accounting impact of this tax election makes the Capped Calls deductible as original issue discount interest for tax purposes over the term of the note, and as a result, established as deferred income tax asset of $10.8 million at inception, with an offsetting adjustment to additional paid-in capital on the consolidated balance sheets as of December 31, 2022.

At issuance the Company concluded that the Capped Calls met the criteria for equity classification because they are indexed to the Company's common stock and the Company has discretion to settle the Capped Calls in shares or cash. As a result, the amount paid for the Capped Calls was recorded as a reduction to additional paid-in capital.

Other Debt

Other debt consists of the debt obligations of STI Operations ("Other Debt"). Interest rates on Other debt range from 3.13% to 6.10% annually. Of the $33.8 million carrying value of the Other debt balance as of December 31, 2024, $14.9 million is denominated in Euros and $18.9 million is denominated in U.S. dollar. These debt obligations mature by 2027.

At December 31, 2024, STI Operations had three notes payable with a carrying value of $18.9 million outstanding, which resulted from a reverse factoring arrangements with a bank. The notes payable mature within a year from issuance and are included in the carrying value of Other debt of $33.8 million.

Aggregate Debt Maturities

Aggregate future debt maturities are as follows (in thousands):

		Amount
2025	$	30,959
2026		9,925
2027		227,033
2028		425,000
2029		—
	$	692,917

12.   Redeemable Perpetual Preferred Stock

Series A Redeemable Perpetual Preferred Stock

The Company entered into a Securities Purchase Agreement (the "Series A Purchase Agreement") with certain investors (the "Series A Investor") pursuant to which, on August 11, 2021, the Company issued 350,000 shares of its newly designated Series A Shares and 7,098,765 shares of the Company's common stock for an aggregate purchase price of $346.0 million (the "Initial Closing"). Further, pursuant to the Series A Purchase Agreement, on September 27, 2021, the Company issued and sold to the Series A Investor 776,235 shares of common stock for an aggregate purchase price of $776 (the "Prepaid Forward Contract"). The Company used the net proceeds from the Initial Closing to repay the $102.0 million outstanding balance under its existing Revolving Credit Facility and prepay $100.0 million of the Company's Term Loan Facility. The Series A Shares have no maturity date.

The Series A Purchase Agreement required the Series A investor to purchase up to an additional 150,000 shares of Series A Shares and up to 3,375,000 shares of common stock (or up to 6,100,000 shares of common stock in the event of certain price-related adjustments) until June 30, 2023, subject to certain equitable adjustments pursuant to any stock dividend, stock split, stock combination, reclassification or similar transaction, for an aggregate purchase price up to $148.0 million (the "Put Option"). The Put Option expired effective June 30, 2023.

On January 7, 2022, pursuant to the Put Option, the Company issued and sold to the Series A Investor 50,000 shares of Series A Shares and 1,125,000 shares of the Company's common stock in an additional closing for an aggregate purchase price of $49.4 million (the "Additional Closing").

The Company evaluated the accounting for the instruments issued pursuant to the Series A Purchase Agreement and determined the Series A Shares and common stock issued in the Initial Closing, as well as the Prepaid Forward Contract and the Put Option are freestanding instruments accounted for in equity. The Series A Shares are recorded in temporary equity on the consolidated balance sheets as they have redemption features upon certain triggering events that are outside the Company's control, such as a fundamental change.

The proceeds of the Series A Shares, net of transaction costs and discount of $334.6 million have been allocated to each instrument based on its relative fair value. At the Initial Closing date, $229.8 million was allocated to the Series A Shares, $105.4 million to common stock, $12.4 million to the Put Option, which was recorded as a debit to additional paid-in-capital, and $11.7 million to the Prepaid Forward Contract.

Direct costs associated with the issuance of the Securities were $11.1 million, which along with the $4.4 million discount, have been accounted for as a reduction in the proceeds of the Securities. The net proceeds of $334.6 million have been allocated to Series A Shares of $229.8 million, common stock of $105.4 million and additional paid-in capital of $12.4 million for the committed financing put right.

The Additional Closing proceeds, net of transaction costs and discount of $1.3 million, were allocated among the Series A Shares and common stock based on the proceeds of $33.1 million and $15.9 million, respectively.

The Company has classified the Series A Shares as temporary equity and is accreting the carrying amount to its full redemption amount from the date of issuance to the earliest redemption date using the effective interest method. Such accretion totaled $27.5 million and $25.3 million for the years ended December 31, 2024 and 2023, respectively.

At issuance, the Company evaluated the accounting for the instruments issued pursuant to the Series A Purchase Agreement and determined the Series A Shares and common stock issued in the Initial Closing, as well as the Prepaid Forward Contract and the Put Option, are freestanding instruments that are classified in equity.

Dividends

On or prior to the fifth anniversary of the Initial Closing, the Company may pay dividends on the Series A Shares either in (i) cash at the then-applicable Cash Regular Dividend Rate (as defined below), (ii) through accrual to the Liquidation Preference at the Accrued Regular Dividend Rate of 6.25% (the "Permitted Accrued Dividends,") or (iii) a combination thereof. Following the fifth anniversary of the Initial Closing, dividends are payable only in cash. To the extent the Company does not declare such dividends and pay in cash following the fifth anniversary of the Initial Closing, the dividends accrue to the Liquidation Preference ("Default Accrued Dividends") at the then-applicable Cash Regular Dividend Rate plus 200 basis points. In the event there are Default Accrued Dividends outstanding for six consecutive quarters, the Company, at the option of the holders of the Series A Shares, will pay 100% of the amount of Default Accrued Dividends by delivering to such holder a number of shares of the Company's common stock equal to the quotient of (i) the amount of Default Accrued Dividends divided by (ii) 95% of the 30-day VWAP of the Company's common stock ("Non-Cash Dividend").

The "Cash Regular Dividend Rate" of the Series A Shares means (i) initially, 5.75% per annum on the Liquidation Preference and (ii) increased by (a) 50 basis points on each of the fifth, sixth and seventh anniversaries of the Initial Closing and (b) 100 basis points on each of the eighth, ninth and tenth anniversaries of the Initial Closing. The "Accrued Regular Dividend Rate" on the Series A Shares means 6.25% per annum on the Liquidation Preference.

As used herein, "Liquidation Preference" means, with respect to the Series A Shares, the initial liquidation preference of $1,000 per share plus any accrued dividends of such share as the time of the determination.

During the year ended December 31, 2024, the Company accrued dividends on the Series A Shares at the Accrued Regular Dividend rate of 6.25% totaling $28.2 million. As of December 31, 2024 total accrued and unpaid dividends were $60.9 million.

The Series A Shares have similar characteristics of an "Increasing Rate Security" as described by SEC Staff Accounting Bulletin Topic 5Q, *Increasing Rate Preferred Stock*. As a result, the discount on Series A Shares is considered an unstated dividend cost that is amortized over the period preceding commencement of the perpetual dividend using the effective interest method, by charging imputed dividend cost against retained earnings, or additional paid in capital in the absence of retained earnings, and increasing the carrying amount of the Series A Shares by a corresponding amount. Accordingly, the discount is amortized over five years using the effective yield method.

Fees

During the six months ended June 30, 2023, the Company paid the Series A Investor a per annum cash commitment fee totaling $1.5 million on the unpurchased portion of the Put Option. The Put Option expired effective June 30, 2023.

Ranking and Liquidation Preference

The Series A Shares rank senior to the Company's common stock with respect to dividend rights and rights upon the voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company (a "Liquidation"). Upon a Liquidation, each of Series A Redeemable Share would be entitled to receive an amount per share (the "Liquidation, Redemption or Repurchase Amount") equal to the greater of (i) the Liquidation Preference of such share, plus all accrued and unpaid dividends (including any Accrued Dividends) thereon and (ii) an amount in cash equal to the sum of (a) 130.0% of the Initial Liquidation Preference (as defined below) of such share, minus (b) the cumulative amount of cash dividends paid in respect of such share prior to such payment. As used herein, "Liquidation Preference" means, with respect to any of the Series A Shares, the initial liquidation preference of $1,000 per share (the "Initial Liquidation Preference") plus any Accrued Dividends of such share as of the time of determination.

Redemption Rights

The Company may redeem all or any portion of the Series A Shares (in increments of not less than $200 million, based on the Liquidation Preference of the Series A Shares to be redeemed at such time or such lesser amount to the extent the Company chooses to redeem all of the outstanding shares of Series A Shares) for an amount in cash equal to the Liquidation, Redemption or Repurchase Amount. Upon a "Fundamental Change" (involving a change of control, bankruptcy, insolvency or liquidation of the Company as further described in the Certificate of Designations), each Holder shall have the right to require the Company to redeem all or any part of the Holder's Series A Shares for an amount in cash equal to the Liquidation, Redemption or Repurchase Amount.

Voting Rights

Each Holder of Series A Shares will have one vote per share on any matter on which Holders of Series A Shares are entitled to vote separately as a class (as described below), whether at a meeting or by written consent. The Holders of Series A Shares do not otherwise have any voting rights.

13. Common and Preferred Stock

Common Stock

Each holder of the Company's common stock shall be entitled to one vote for each share of common stock held as of the applicable record date on any matter that is submitted to a vote or for the consent of the stockholders of the Company. The holders of the Company's common stock shall be entitled to share equally, on a per share basis, in such dividends and other distributions of cash, property or shares of stock of the Company as may be declared by the Company's board of directors, subject to the preferences applicable to holders of preferred stock. In the event of a voluntary or involuntary liquidation, dissolution, distribution of assets or winding up of the Company, all assets of the Corporation of whatever kind available for distribution to the holders of the Company's common stock shall be divided among and paid ratably to the holders of common stock, subject to the preferences applicable to holders of preferred stock.

Preferred Stock

Preferred stock may be issued from time to time by the Company for such consideration as may be fixed by the Company's board of directors. The board of directors is authorized to provide for one or more series of preferred stock and to fix the designation of such series, the voting rights, preferences and relative, participating, optional and other special rights, and the qualifications, limitations or restrictions thereof, of such series of preferred stock and the number of shares of such series, as may be permitted under the General Corporation Law of the State of Delaware. The powers, preferences and relative, participating, optional and other special rights of, and the qualifications, limitations or restrictions thereof, of each series of preferred stock, if any, may differ from those of any and all other series at any time outstanding.

14. Revenue

The Company disaggregates its revenue from contracts with customers by sales recorded over time and sales recorded at a point in time. The following table presents the Company's disaggregated revenues (in thousands):

	Year Ended December 31,		
	2024	2023	2022
Over-time revenue	$ 744,346	$ 1,417,217	$ 1,155,848
Point in time revenue	171,461	159,334	481,698
Total revenue	$ 915,807	$ 1,576,551	$ 1,637,546

Contract Balances

The timing of revenue recognition, billings and cash collections results in billed accounts receivable, unbilled receivables ("contract assets"), and deferred revenue ("contract liabilities") on the condensed consolidated balance sheets. The majority of the Company's contract amounts are billed as work progresses, in accordance with agreed-upon contractual terms, which generally coincide with the shipment of one or more phases of the project. For certain customer contracts, billing can occur in advance of shipment, resulting in contract liabilities. Billing sometimes occurs subsequent to revenue recognition, resulting in contract assets. The changes in contract assets and the corresponding amounts recorded in revenue relate to fluctuations in the timing and volume of billings.

Contract assets consisting of unbilled receivables are recorded within accounts receivable, net on the consolidated balance sheets on a contract-by-contract basis at the end of the reporting period and consisted of the following (in thousands):

	December 31,		
	2024	**2023**	**2022**
Unbilled receivables	$ 94,045	$ 102,603	$ 101,513

The Company also receives advances or deposits from its customers, before revenue is recognized, resulting in contract liabilities. The changes in contract liabilities (i.e., deferred revenue) relate to advanced orders and payments received by the Company.

Contract liabilities consisting of deferred revenue recorded on a contract-by-contract basis at the end of each reporting period were as follows (in thousands):

	December 31,		
	2024	**2023**	**2022**
Deferred revenue	$ 119,775	$ 66,488	$ 178,922

During the years ended December 31, 2024 and 2023, the Company converted $42.4 million and $161.2 million deferred revenue to revenue, respectively, which represented 64% and 90% of the prior years' deferred revenue balance, respectively.

Bill-and-Hold Arrangements

Revenue recognized for the Company's federal investment tax credit ("ITC") contracts and standalone system component sales is recorded at a point in time and recognized when obligations under the terms of the contract with the Company's customer are satisfied. Generally, this occurs with the transfer of control of the asset, which is typically upon delivery to the customer in line with shipping terms.

In certain situations, the Company recognizes revenue under a bill-and-hold arrangement with its customers. An example of such a situation is when customers purchase material prior to the start of construction of a solar project in order to meet the Five Percent Safe Harbor test to qualify for the ITC. Because the customers lack sufficient storage capacity to accept a large amount of material prior to the start of construction, they request that the Company keep the product in its custody. All bill-and-hold inventory is bundled or palletized in the Company's warehouses, separately identified as not belonging to the Company and ready for immediate transport to the customer project upon request. Additionally, title and risk of loss has passed to the customer and the Company does not have the ability to use the product or direct it to another customer.

During the year ended December 31, 2024, the Company recognized $1.9 million in revenue from one customer for the sale of goods and services that contained bill-and-hold obligations such as storage, handling and other custodial duties. During the year ended December 31, 2023 and 2022, the Company recognized $38.8 million, and $13.7 million, respectively, from three and one customer, respectively, that also contained bill-and-hold obligations.

Remaining Performance Obligations

As of December 31, 2024, the Company had $593.6 million of remaining performance obligations. The Company expects to recognize revenue on 97% of these performance obligations in the next twelve months.

15.   Earnings per Share

The following table sets forth the computation of basic and diluted income (loss) per share (in thousands, except per share amounts):

		Year Ended December 31,		
	2024	**2023**		**2022**
Net income (loss)	$ (240,394)	$ 137,240	$	4,432
Preferred dividends and accretion	55,670	51,691		48,054
Net income (loss) to common shareholders	(296,064)	85,549		(43,622)
Basic:				
Weighted average common shares outstanding	151,754	150,942		149,819
Earnings (loss) per share	$ (1.95)	$ 0.57	$	(0.29)
Diluted:				
Weighted average common shares outstanding	151,754	150,942		149,819
Effect of Restricted Stock and Performance Awards	—	1,080		—
Weighted average dilutive shares	151,754	152,022		149,819
Income (loss) per share	$ (1.95)	$ 0.56	$	(0.29)

Since the Company was in a loss position for the year ended December 31, 2024 and 2022, basic net loss per share to common shareholders is the same as diluted net loss per share to common stockholders, as the inclusion of all potential shares of common stock outstanding would have been anti-dilutive. At December 31, 2024, 2023 and 2022, 3,572,402, 2,362,982, and 2,165,217, respectively, of common stock equivalents were excluded from the calculation of diluted net loss per share to common stockholders, as they had an antidilutive effect.

There were no potentially dilutive common shares issuable pursuant to the Convertible Notes for the years ended December 31, 2024, 2023 and 2022, as the average market price of the Company's common stock has not exceeded the exercise price since their issuance.

16.   Commitments and Contingencies

Litigation

The Company, in the normal course of business, is subject to claims and litigation. The Company reviews the status of each matter and assesses its potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, the Company would accrue a liability for the estimated loss.

On May 14, 2021, a putative class action was filed in the U.S. District Court for the Southern District of New York against the Company and certain officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5, promulgated thereunder, and Sections 11, 12(a)(2) and 15 of the Securities Exchange Act of 1933 ("Plymouth Action"). The complaint alleges misstatements and/or omissions in the Company's registration statements and prospectuses related to the Company's October 2020 initial public offering ("IPO"), the Company's December 2020 offering, and the Company's March 2021 offering during the putative class period of October 14, 2020 through May 11, 2021. A consolidated amended class action complaint was filed on December 7, 2021 with additional allegations regarding misstatements and/or omissions in: (1) in the Company's Annual Report on Form 10-K and associated press release announcing results for the fourth quarter and full fiscal year 2020; and (2) in the Company's November 5, 2020 and March 9, 2021 earnings calls.

On June 30, 2021, a substantially similar second putative class action was filed in the Southern District of New York against the Company and certain officers and directors alleging violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934, and Rule 10b-5, promulgated thereunder, and Sections 11 and 15 of the Securities Exchange Act of 1933, which was consolidated with the Plymouth Action.

All Defendants in the Plymouth Action, including the Company, moved to dismiss the consolidated amended complaint. On May 19, 2023, the court granted the Company's motion to dismiss and, on July 5, 2023, denied a request from the Plymouth Action plaintiffs for leave to amend the consolidated amended complaint and dismissed the Plymouth Action in its entirety with prejudice.

On August 4, 2023, the lead plaintiffs filed a notice of appeal of the court's dismissal of the consolidated amended complaint to the U.S. Court of Appeals for the Second Circuit. After full briefing, the court of appeals heard oral argument on June 26, 2024 and the case is still pending decision by the court.

On July 16, 2021, a verified derivative complaint was filed in the Southern District of New York against certain officers and directors of the Company. The complaint alleges: (1) violations of Section 14(a) of the Securities Exchange Act of 1934 for misleading proxy statements, (2) breach of fiduciary duty, (3) unjust enrichment, (4) abuse of control, (5) gross mismanagement, (6) corporate waste, (7) aiding and abetting breach of fiduciary duty, and (8) contribution under sections 10(b) and 21D of the Securities Exchange Act of 1934.

On July 30, 2021, a second verified derivative complaint was filed in the Southern District of New York against certain officers and directors of the Company. The complaint alleges: (1) violations of Section 14(a) of the Securities Exchange Act of 1934 for causing the issuance of a false/misleading proxy statement, (2) breach of fiduciary duty, and (3) aiding and abetting breaches of fiduciary duty.

On August 24, 2021, the Southern District of New York derivative actions were consolidated, and the court appointed co-lead counsel. The consolidated cases remain stayed pending the outcome of the appeal of the Plymouth Action.

On August 3, 2022, a verified derivative complaint was filed in the Court of Chancery of the State of Delaware against certain officers and directors of the Company, asserting claims for: (1) breach of fiduciary duty and (2) unjust enrichment.

On August 11, 2022, a second verified derivative complaint was filed with the Court of Chancery against certain officers and directors of the Company, asserting claims for: (1) breach of fiduciary duty; (2) aiding and abetting breaches of fiduciary duty; (3) waste of corporate assets; (4) unjust enrichment; (5) insider selling; and (6) aiding and abetting insider selling.

On September 2, 2022, the derivative cases with the Court of Chancery were consolidated and the court appointed co-lead counsel. The consolidated cases remain stayed pending the outcome of the appeal of the Plymouth Action.

The Company continues to believe the claims alleged in the actions are without merit and intends to continue to vigorously defend its position in these matters. The Company has not recorded any material loss contingency in the consolidated balance sheets as of December 31, 2024.

Commercial Supplier Settlement

During March 2024, the Company reached a settlement with one of its vendors, in which the Company received $4.0 million in the form of a one-time $2.6 million cash payment due immediately, and $1.4 million in credits with the vendor which can be applied by the Company to future orders from the respective vendor. If the Company does not utilize all of the credits by January 2026, it will receive a one-time cash payment from the vendor for the remaining unused credit balance. During the year ended December 31, 2024 the Company recognized a $4.0 million reduction to cost of revenue on the consolidated statements of operations from the settlement, and has a receivable of $0.4 million included in Prepaid and other expenses, net on the consolidated balance sheet. Subsequent to December 31, 2024, the Company has collected the remaining outstanding amount.

The Company is party to various other legal proceedings, claims, governmental and/or regulatory inspections, inquiries and investigations arising out of the ordinary course of its business. The Company believes that, there are no other proceedings or claims pending against it, the ultimate resolution of which could have a material adverse effect on its financial condition or results of operations. In all cases, at each reporting period, the Company evaluates whether or not a potential loss amount or a potential range of loss is probable and reasonably estimable under ASC 450, Contingencies (ASC 450). Legal costs are expensed as incurred. It is possible that future results for any particular quarter or annual period may be materially affected by changes in our assumption or the effectiveness of the Company's strategies relating to these proceedings.

Contingent Consideration

Tax Receivable Agreement

Concurrent with the Former Parent's acquisition of Array Technologies Patent Holdings Co., LLC on July 8, 2016, Array Tech, Inc. entered into a TRA with the former majority shareholder of the Company. The TRA is valued based on the future expected payments under the agreement. The TRA provides for the payment by

Array Tech, Inc. to the former owners for certain federal, state, local and non-U.S. tax benefits deemed realized in post-closing taxable periods by the Company, from the use of certain deductions generated by the increase in the tax value of the developed technology. The TRA is accounted for as contingent consideration and changes in the fair value of the TRA are recognized in earnings. As of December 31, 2024 and 2023, the fair value of the TRA was $9.1 million and $10.4 million, respectively.

Estimating the amount of payments that may be made under the TRA is by nature imprecise. The significant fair value inputs used to estimate the future expected TRA payments to the former owners include the timing of tax payments, a discount rate, book income projections, timing of expected adjustments to calculate taxable income and the projected rate of use for attributes defined in the TRA.

Payments made under the TRA consider tax positions taken by the Company and are due within 125 days following the filing of the Company's U.S. federal and state income tax returns under procedures described in the agreement. The current portion of the TRA liability is based on tax returns. The TRA will continue until all tax benefit payments have been made or the Company elects early termination under the terms described in the TRA.

The following table summarizes the activity related to our estimated TRA obligation (in thousands):

	TRA Liability
Balance, December 31, 2022	$ 8,587
IRS Settlement	(1,200)
Fair value adjustment	2,976
Balance, December 31, 2023	10,363
Payments	(1,427)
Fair value adjustment	125
Balance, December 31, 2024	$ 9,061

The TRA liability requires significant judgment and is classified as Level 3 in the fair value hierarchy.

Surety Bond

The Company is required to provide surety bonds to various parties as required for certain transactions initiated during the ordinary course of business to guarantee the Company's performance in accordance with contractual or legal obligations. These off-balance sheet arrangements do not adversely impact the Company's liquidity or capital resources. As of December 31, 2024, the Company had surety bonds outstanding in the amount of $270.9 million.

Purchase Commitments

The Company has entered into various purchase agreements, including inventory-related agreements with its suppliers to purchase raw materials or parts. The Company had non-cancellable purchase obligations of $78.2 million at December 31, 2024.

17. Fair Value of Financial Instruments

The carrying values and the estimated fair values of debt financial instruments were as follows (in thousands):

	December 31, 2024		December 31, 2023	
	Carrying Value	Fair Value	Carrying Value	Fair Value
Convertible Notes	$ 417,525	$ 311,525	$ 415,632	$ 416,500

The fair value of the Convertible Notes is estimated using Level 2 inputs, as they are not registered securities nor listed on any securities exchange but may be traded by qualified institutional buyers.

The fair value of the Term Loans and Other debt is estimated using Level 2 inputs. The carrying values of the Term Loans outstanding under the Senior Secured Credit facility recorded in consolidated balance sheets approximate fair value due to the variable interest rate.

Other debt totaling $33.8 million, consists of $14.9 million variable rate obligations and $18.9 million fixed rate obligations. Due to the relative short-term maturity of the fixed rate obligations, the Company believes the carrying value approximates fair value. The carrying value of the variable rate obligations approximate fair value due to the variable nature of the interest rates.

18. Equity-Based Compensation and Other Benefit Plans

2020 Equity Incentive Plan

On October 14, 2020, the Company's 2020 Equity Incentive Plan (the "2020 Plan") became effective. The 2020 Plan authorized 6,683,919 new shares, subject to adjustments pursuant to the 2020 Plan.

Restricted Stock Units

Pursuant to the 2020 Plan, the Company grants restricted stock units ("RSUs") to employees and board of director members. The fair value of the RSUs is determined using the market value of common stock on the grant date.

RSU activity under the 2020 Plan was as follows:

	Number of Shares		Weighted Average Grant Date Fair Value
Outstanding non-vested, December 31, 2021	930,409	$	22.39
Shares granted	1,484,782	$	10.93
Shares vested	(458,849)	$	20.00
Shares forfeited	(255,518)	$	15.42
Outstanding non-vested, December 31, 2022	1,700,824	$	13.81
Shares granted	904,075	$	17.89
Shares vested	(736,774)	$	14.43
Shares forfeited	(197,616)	$	16.43
Outstanding non-vested, December 31, 2023	1,670,509	$	15.44
Shares granted	2,184,402	$	9.54
Shares vested	(728,518)	$	15.35
Shares forfeited	(478,232)	$	13.19
Outstanding non-vested, December 31, 2024	2,648,161	$	10.97

Performance Stock Units

The Company has granted performance stock units ("PSUs") to certain executives. The PSUs cliff vest after three years and upon meeting certain revenue and adjusted EPS targets. The PSUs also contain a modifier based on the total stock return ("TSR") compared to a certain index which modifies the number of PSUs that vest. The PSUs were valued using a Monte-Carlo simulation method on the date of grant based on the U.S. Treasury Constant Maturity rates. The following assumptions were used in the Monte Carlo simulation for computing the grant date fair value of the PSUs issued during the years ended December 31, 2024 and 2023:

	2024	2023
Volatility	79 %	90 %
Risk-free interest rate	4.62 %	3.74 %
Dividend yield	— %	— %

PSU activity under the 2020 Plan during the years ended December 31, 2024, 2023 and 2022, was as follows:

	Number of Shares	Weighted Average Grant Date Fair Value
PSUs		
Outstanding non-vested, December 31, 2021	147,687	$ 27.75
Shares granted [1]	466,916	$ 10.88
Shares vested	—	$ —
Shares forfeited	(150,210)	$ 20.81
Outstanding non-vested, December 31, 2022	464,393	$ 11.96
Shares granted [1]	263,594	$ 19.22
Shares vested	—	$ —
Shares forfeited	(35,514)	$ 15.47
Outstanding non-vested, December 31, 2023	692,473	$ 14.54
Shares granted [1]	586,316	$ 11.74
Shares vested	—	$ —
Shares forfeited	(354,548)	$ 16.16
Outstanding non-vested, December 31, 2024	924,241	$ 12.76

[1] Number of PSUs granted is based on the attainment level of performance metric(s), by key executive officers and employees of the Company, estimated to be probable at the grant date. The actual number of shares to be issued will depend on the relative attainment of the performance metrics.

The aggregate fair value of RSU and PSU that vested during the years ended December 31, 2024, 2023 and 2022 was $9.5 million, $15.9 million and $5.9 million, respectively, which represented the market value of our common stock on the date that the RSUs or PSUs vested.

For the years ended December 31, 2024, 2023 and 2022, the Company recognized $10.3 million, $14.6 million and $14.8 million, respectively, in equity-based compensation, which is included in General and administrative expense on the consolidated statements of operations. At December 31, 2024, the Company had $19.6 million of unrecognized compensation costs related to RSUs and PSU, which are expected to be recognized over a weighted average of 2.1 years and 2.0 years, respectively.

Employee Stock Purchase Plan

The Company's Compensation Committee approved the Employee Stock Purchase Plan in December 2021. The Plan allows employees to purchase shares at a 15% discount off the lower of the stock price at the beginning or ending of the six months window through payroll deductions. The plan is considered compensatory in nature and the Company recorded equity-based compensation expense on the plan beginning in 2022. During the years ended December 31, 2024 and 2023, the Company recorded $0.2 million and $0.1 million, respectively, in equity-based compensation related to the Employee Stock Purchase Plan.

Deferred Compensation Plan

On May 21, 2024, the Human Capital Committee (the "Committee") of the Board of Directors (the "Board") of Array Technologies, Inc. adopted the Array Tech, Inc. Deferred Compensation Plan (the "Plan"). The Plan is a non-qualified deferred compensation plan intended to comply with Section 409A of the Internal Revenue Code of 1986, as amended (the "Code"). Participation in the Plan is voluntary and is currently available to U.S. employees of the Company and its subsidiaries at the level of Vice President and above. Deferred compensation plan liabilities at December 31, 2024 were immaterial.

401(k) Plan

We have a defined contribution plan ("401(k) Plan") which allows eligible employees to contribute up to 75% of their compensation up to the Internal Revenue Service maximum. We match each employee's deferrals (contributions) at 100% for the first 3% and 50% of the fourth and fifth percentages of compensation and may make additional contributions at our discretion. Employees are immediately vested in the contributions made by us. Our contributions to the 401(k) Plan were $2.0 million, $1.9 million, and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively, and are recorded in cost of revenue and general and administrative expense. We have made no discretionary contributions to the 401(k) Plan to date.

19. Leases

The Company accounts for its leases under ASC 842 *Leases* ("ASC 842"). The Company has elected to apply the short-term measurement and recognition exemption in which the right-of-use ("ROU") assets and lease liabilities are not recognized for short-term leases.

The following table summarizes the Company's ROU assets and lease liabilities (in thousands):

	Location on the Consolidated Balance Sheets	December 31,	
		2024	**2023**
ROU Assets	Other assets	$ 16,384	$ 22,085
Lease liabilities, current portion	Other current liabilities	5,600	5,744
Lease liabilities, long-term portion	Other long-term liabilities	15,128	19,475
Total lease liabilities		$ 20,728	$ 25,219

The components of lease cost related to the Company's operating leases were as follows (in thousands):

	Year Ended December 31,		
	2024	**2023**	**2022**
Operating lease expense	$ 8,262	$ 8,188	$ 7,701
Variable lease expense	1,838	1,501	1,089
Short-term lease expense	48	86	327
Total lease expense	$ 10,148	$ 9,775	$ 9,117

Future minimum operating lease payments as of December 31, 2024, are as follows (in thousands):

		Operating Leases
2025	$	5,156
2026		3,035
2027		2,968
2028		2,983
2029		3,047
Thereafter		11,268
Total lease payments		28,457
Less: Imputed lease interest		(7,729)
Total lease liabilities	$	20,728

Other information pertaining to operating leases consists of the following:

	Year Ended December 31,		
	2024	**2023**	**2022**
Weighted average remaining lease-term	6.0 years	5.7 years	4.2 years
Weighted average discount rate	8.3 %	7.9 %	5.4 %

Supplemental cash flow and other information related to operating leases are as follows (in thousands):

	Year Ended December 31,					
	2024		**2023**		**2022**	
Operating cash flows from operating leases	$	7,042	$	7,911	$	5,380
Non cash investing activities:						
Lease liabilities arising from obtaining right-of-use assets	$	849	$	10,562	$	12,558

In May 2024, the Company entered into a triple net lease ("NNN term lease") with GDC Sunshine LLC ("Lessor") for 13 1/2 years (162 full calendar months) for a new manufacturing and office facility in Bernaillo County, New Mexico. The NNN term lease agreement allows for an extension of one consecutive period of 10 years. The new facility that is mixed use and built for general purposes will be approximately 216,000 square feet when constructed.

The NNN term lease commences upon the earliest of several events, including the Lessor's completion of the construction of the building, which is currently expected to occur in the fourth quarter of 2025 and will be accounted for as a finance lease.

Under the construction agreement with the Lessor, the Company contributed approximately $11.3 million to the construction costs of the facility during October 2024. Future minimum lease payments under the NNN term lease, assuming the Company executes the renewal option, are estimated to be $105.0 million at December 31, 2024, payable over the expected lease term beginning with the commencement date.

In connection with this NNN term lease and the Company's planned acquisition of machinery and equipment related to the new facility, the Lessor and the Company entered into a series of transactions with Bernalillo County (the "County") related to a tax abatement plan. These transactions had no net impact to the consolidated financial statements of the Company. The tax abatement plan provides for the effective elimination of 75% of the real property taxes and 100% of the personal property taxes payable to the County by the Company and the Lessor during the term of the NNN term lease, and the abatement of 100% of the sales and use taxes that would be incurred by the Company and the Lessor related to the purchase and use of machinery and equipment.

20.   **Segment and Geographic Information**

ASC 280 Segment Reporting establishes standards for reporting information about operating segments. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker ("CODM") in deciding how to allocate resources and in assessing performance. The CODM is the Chief Executive Officer of the Company.

The Company works with engineering, procurement, and construction firms, to design a solar array to achieve the projects desired power output. The Company provides the solar tracking system components, which include standard and nonstandard parts. The Company delivers the fully functioning tracker systems for the project sites and provides commissioning services. Although the solar array may use different components and technology depending on the geography and type of system, the Company conducts its operations in the United States and internationally, primarily in Spain and Brazil and is expanding into other international markets through STI Operations.

The Company has two separate operating segments, Legacy Array and STI Operations, which are also reportable segments. Legacy Array consists primarily of amounts earned from the design and delivery of solar array's in the United States, and STI operations consists primarily of amounts earned from the design and delivery of solar array's outside of the United States.

The Company's CODM assesses the performance of each operating segment by using gross profit. This measure is also predominantly used in the annual budget and forecasting process. The CODM primarily uses the annual operating plan and the monthly financial results for Legacy Array and STI Operations when making decisions about the allocation of operating and capital resources to each segment.

The following tables summarize the financial results by segment during the periods presented (in thousands):

	Year Ended December 31, 2024		
	Array Legacy Operations	STI Operations	Consolidated
Segment revenue	$ 661,629	$ 254,178	$ 915,807
Less:			
Product cost (1)	353,034	225,517	578,551
Amortization of developed technology	14,558	—	14,558
Depreciation	2,045	90	2,135
Other costs (2)	21,961	925	22,886
Gross profit	$ 270,031	$ 27,646	$ 297,677
Total operating expenses	—	—	(524,682)
Total other expense, net	—	—	(23,571)
Income (loss) before income taxes			$ (250,576)
Segment assets	1,018,487	407,512	1,425,999
Capital expenditures	6,423	882	7,305
Depreciation and amortization	27,303	25,476	52,779
Interest income	12,767	4,010	16,777
Interest expense	32,516	2,309	34,825

	Year Ended December 31, 2023		
	Array Legacy Operations	STI Operations	Consolidated
Segment revenue	$ 1,172,827	$ 403,724	$ 1,576,551
Less:			
Product cost (1)	805,174	305,778	1,110,952
Amortization of developed technology	14,558	—	14,558
Depreciation (3)	1,348	—	1,348
Other costs (2) (3)	34,142	—	34,142
Gross profit	$ 317,605	$ 97,946	$ 415,551
Total operating expenses	—	—	(201,427)
Total other expense, net	—	—	(36,967)
Income (loss) before income taxes			$ 177,157
Segment assets	868,697	838,044	1,706,741
Capital expenditures	15,748	1,241	16,989
Depreciation and amortization	26,840	27,986	54,826
Interest income	3,985	4,345	8,330
Interest expense	40,982	3,247	44,229

| | Year Ended December 31, 2022 | | |
	Array Legacy Operations	STI Operations	Consolidated
Segment revenue	$ 1,267,883	$ 369,663	$ 1,637,546
Less:			
Product cost	1,047,772	310,557	1,358,329
Amortization of developed technology	14,558	—	14,558
Depreciation (3)	1,620	—	1,620
Other costs (2) (3)	50,321	—	50,321
Gross profit	$ 153,612	$ 59,106	$ 212,718
Total operating expenses	—	—	(230,851)
Total other expense, net	—	—	13,181
Income (loss) before income taxes			$ (4,952)
Segment assets	843,934	862,118	1,706,052
Capital expenditures	9,831	788	10,619
Depreciation and amortization	25,960	75,099	101,059
Interest income	504	2,677	3,181
Interest expense	34,272	2,422	36,694

(1) Includes 45X benefits realized in the amount of $137.8 million and $9.3 million for fiscal 2024 and 2023, respectively.

(2) Other is primarily comprised of outbound freight and certain overhead costs.

(3) Depreciation and Other for STI Operations for the years ended December 31, 2023 and 2022 is immaterial and included within the line item product cost.

The following table presents revenues by geographic region, based on the customers project location (in thousands):

| | Year Ended December 31, | | |
	2024	2023	2022
U.S.	$ 643,481	$ 1,166,160	$ 1,286,064
Spain	83,742	99,160	129,292
Brazil	135,102	257,872	144,464
Australia	8,708	20,842	9,429
Remainder	44,774	32,517	68,297
Total revenue	$ 915,807	$ 1,576,551	$ 1,637,546

The following table presents property, plant and equipment, net by geographic region at the end of the period (in thousands):

	December 31,	
	2024	**2023**
U.S.	$ 20,058	$ 18,982
Spain	2,967	3,457
Brazil	13	3,305
Australia	471	554
Remainder	2,713	1,595
Total property, plant and equipment, net	$ 26,222	$ 27,893

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